                                                FILED Pursuant to Rule 424(b)(3)
                                                     REGISTRATION No. 333-153458

PROXY STATEMENT                                                    PROSPECTUS OF
OF BANK OF THE SAN JUANS BANCORPORATION                    GLACIER BANCORP, INC.

                  MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Bank of the San Juans Bancorporation Shareholders:

     The boards of directors of Bank of the San Juans Bancorporation and Glacier Bancorp, Inc. have agreed on a merger of SJ Bancorp with and into Glacier Bancorp. When the merger occurs, Bank of the San Juans, SJ Bancorp's subsidiary, will continue to operate as Bank of the San Juans with the same management, but as a wholly owned subsidiary of Glacier.

     Under the terms of the Plan and Agreement of Merger, dated August 19, 2008, Glacier will pay to SJ Bancorp shareholders, a total of 640,000 shares of Glacier common stock, plus a cash payment equal to $9,000,000 with the cash portion of the merger consideration being subject to adjustment as described in the attached proxy statement/prospectus.

     Each outstanding share of SJ Bancorp common stock will be exchanged for a fixed number of shares of Glacier common stock and a fixed amount of cash. The total cash portion of the merger consideration will be reduced, on a dollar for dollar basis, by the amount, if any, that SJ Bancorp's "Closing Capital" is less than $11,350,000. If SJ Bancorp's Closing Capital exceeds $11,350,000, SJ Bancorp may distribute the amount of the excess to its shareholders immediately prior to the closing of the merger. Assuming for purpose of illustration only that the cash payment made by Glacier is $9,000,000 and that all SJ Bancorp stock options are exercised prior to the merger, you will receive $49.05 in a combination of $18.004 in cash and 1.2803 Glacier common stock for each share of your SJ Bancorp shares. This valuation is based on the $24.25 closing price of Glacier common stock on September 23, 2008. Assuming the exercise of all stock options, SJ Bancorp shareholders will own approximately 1.2% of Glacier's outstanding common stock following the merger. The most recent trade in SJ Bancorp common stock, which occurred in March 2008 pursuant to SJ Bancorp's buy-sell agreement, was at $22.95.

     Your board of directors believes the terms of the merger are fair and in the best interest of SJ Bancorp and its shareholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/prospectus, including the receipt of a fairness opinion from Sandler O'Neill & Partners, L.P.

     We will hold a special shareholders' meeting to vote on the merger proposal. THE SJ BANCORP SPECIAL SHAREHOLDERS' MEETING WILL BE HELD ON TUESDAY, OCTOBER 28, 2008, AT 10:00 A.M. LOCAL TIME, AT THE STRATER HOTEL, 699 MAIN AVENUE, DURANGO, COLORADO. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

     On behalf of the SJ Bancorp board of directors, I recommend that you vote FOR approval of the merger.


                                        Arthur C. Chase Jr.
                                        Chief Executive Officer

NEITHER THE FEDERAL DEPOSIT INSURANCE CORPORATION, SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED BY GLACIER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF GLACIER COMMON STOCK TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL DEPOSIT INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY. SUCH SHARES ARE NOT GUARANTEED BY GLACIER OR SJ BANCORP AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

                                   ----------

This proxy statement/prospectus is dated September 26, 2008, and is first being mailed to SJ Bancorp's shareholders on September 26, 2008.

                      BANK OF THE SAN JUANS BANCORPORATION
                             144 EAST EIGHTH STREET
                             DURANGO, COLORADO 83301

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD OCTOBER 28, 2008

TO THE SHAREHOLDERS OF BANK OF THE SAN JUANS BANCORPORATION:

     A special meeting of shareholders of Bank of the San Juans Bancorporation will be held on Tuesday, October 28, 2008, at 10:00 a.m. local time, at the Strater Hotel, 699 Main Avenue, Durango, Colorado. The special meeting is for the following purposes:

1. MERGER AGREEMENT. To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of August 19, 2008, between Glacier Bancorp, Inc. and Bank of the San Juans Bancorporation, under the terms of which SJ Bancorp will merge with and into Glacier, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as APPENDIX A to the proxy statement/prospectus that accompanies this notice.

2. OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies in the event that we do not have sufficient votes to approve the merger as of the date of the meeting.

     Holders of record of SJ Bancorp common stock at the close of business on September 24, 2008, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of SJ Bancorp's outstanding common stock is required for approval of the merger agreement. As of September 24, 2008, there were 492,902 shares of SJ Bancorp common stock outstanding and entitled to vote at the special meeting.

     SJ Bancorp shareholders have the right to dissent from the merger and obtain payment of the fair value of their SJ Bancorp shares under applicable provisions of Colorado law. A copy of the provisions regarding dissenters' rights is attached as APPENDIX B to the accompanying proxy statement/prospectus. For details of your dissenters' rights and how to exercise them, please see the discussion under "The Merger - Dissenters' Rights of Appraisal."

     YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. IF YOU DO NOT VOTE YOUR SHARES, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER.

     THE BOARD OF DIRECTORS OF SJ BANCORP HAS DETERMINED THAT THE MERGER AGREEMENT IS FAIR TO AND IN THE BEST INTERESTS OF SJ BANCORP AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR STOCK AT THIS TIME. YOU WILL RECEIVE INSTRUCTIONS ON HOW TO EXCHANGE YOUR CERTIFICATES SOON AFTER THE MERGER IS CONSUMMATED.

                                        By Order of the Board of Directors,


                                        Thomas Melchior, Secretary

Durango, Colorado
September 26, 2008

                      REFERENCES TO ADDITIONAL INFORMATION

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT GLACIER FROM DOCUMENTS THAT ARE NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT.

     You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

                              Glacier Bancorp, Inc.
                                 49 Commons Loop
                            Kalispell, Montana 59901
                   ATTN: LeeAnn Wardinsky, Corporate Secretary
                            Telephone: (406) 751-4703

     You will not be charged for the documents that you request. If you would like to request documents, please do so by October 20, 2008 in order to receive them before the SJ Bancorp special shareholders' meeting.

     See "Where You Can Find More Information About Glacier" at page 61.

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           -----
QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER ...............     1
SUMMARY ................................................................     5
RISK FACTORS ...........................................................    11
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS ...................    15
SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER ...................    16
COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION .......................    18
SJ BANCORP SPECIAL SHAREHOLDERS' MEETING ...............................    20
BACKGROUND OF AND REASONS FOR THE MERGER ...............................    21
THE MERGER .............................................................    36
INFORMATION CONCERNING SJ BANCORP ......................................    51
DESCRIPTION OF GLACIER'S CAPITAL STOCK .................................    56
COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF GLACIER AND SJ BANCORP
   COMMON STOCK ........................................................    56
CERTAIN LEGAL MATTERS ..................................................    60
EXPERTS ................................................................    60
WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER ......................    60

Appendix A - Plan and Agreement of Merger

Appendix B - Article 113, Colorado Business Corporation Act, Regarding
             Dissenter's Rights

Appendix C - Opinion of Sandler O'Neill & Partners, L.P., Financial Advisor to
             SJ Bancorp

            QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

WHY AM I RECEIVING THESE MATERIALS?

     We are sending you these materials to help you decide how to vote your shares of SJ Bancorp with respect to the proposed merger with Glacier. The merger cannot be completed unless SJ Bancorp receives the affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of SJ Bancorp's outstanding common stock. SJ Bancorp is holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. Information about the special meeting is contained in this proxy statement of SJ Bancorp and prospectus of Glacier.

WHAT IS THE PURPOSE OF THIS PROXY STATEMENT/PROSPECTUS?

     This document serves as both a proxy statement of SJ Bancorp and a prospectus of Glacier. As a proxy statement, it is being provided to you by SJ Bancorp because the board of directors of SJ Bancorp is soliciting your proxy to vote to approve the proposed merger of SJ Bancorp with and into Glacier. After the merger, Bank of the San Juans, the subsidiary of SJ Bancorp, will be wholly owned by Glacier. As a prospectus, it is being provided to you by Glacier because Glacier is offering you shares of its common stock as part of the consideration for your SJ Bancorp shares.

WHAT WILL SJ BANCORP SHAREHOLDERS RECEIVE IN THE MERGER?

     Under the terms of the Plan and Agreement of Merger, Glacier will issue shares of its common stock and pay cash in exchange for all outstanding shares of SJ Bancorp common stock. Glacier will issue a total of 640,000 shares of common stock, and will pay $9,000,000 in cash, for all of the shares of SJ Bancorp. The cash portion of the amount to be paid by Glacier will be subject to adjustment depending on SJ Bancorp's capital at closing. If the "SJ Bancorp Closing Capital," as defined in the merger agreement, is less than $11,350,000, then the cash portion will be reduced on a dollar-for-dollar basis. If the SJ Bancorp Closing Capital exceeds $11,350,000, SJ Bancorp may distribute the amount of the excess to its shareholders immediately prior to the closing of the merger.

WHAT WILL I RECEIVE IN THE MERGER?

     The merger consideration to be received by shareholders of SJ Bancorp is a pro rata interest in a pool of merger consideration consisting of 640,000 shares and $9,000,000 in cash. A shareholder's interest in the pool of merger consideration is subject to the exercise of the outstanding stock options of SJ Bancorp. In order for an option holder to secure an interest in the pool of merger consideration, the option holder must exercise any outstanding options prior to the closing of the merger. As of the date of this proxy statement/prospectus, there were 492,902 shares outstanding and 7,000 options outstanding. Assuming the exercise of all outstanding stock options prior to the closing of the merger, SJ Bancorp would have 499,902 shares of common stock outstanding.

     Assuming for purposes of illustration only that (i) there is no reduction of the cash portion of the merger consideration, (ii) all SJ Bancorp stock options are exercised prior to the closing of the merger, and (iii) the Glacier common stock is valued at $24.25 (the closing price for Glacier common stock on September 23, 2008), each share of SJ Bancorp common stock would receive a value equal to $49.05, consisting of $18.004 in cash and 1.2803 shares of Glacier common stock. This value does not include any distributions that may be made to shareholders prior to the closing of the merger if the SJ Bancorp Closing Capital exceeds $11,350,000.

WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

     We expect that for United States federal income tax purposes, SJ Bancorp shareholders who exchange their shares of SJ Bancorp common stock for shares of Glacier common stock and cash pursuant to the merger will recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash excluding any cash received in lieu of fractional shares, and the fair market value of the Glacier common stock received pursuant to the merger over the shareholder's adjusted tax basis in its shares of SJ Bancorp common stock surrendered) or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. We urge you to consult your tax adviser to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

WILL THE SHARES OF GLACIER THAT I RECEIVE IN THE MERGER BE FREELY TRANSFERABLE?

     The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

     SJ Bancorp will hold a special meeting of its shareholders on Tuesday, October 28, 2008, at 10:00 a.m., at the Strater Hotel, 699 main avenue, Durango, Colorado.

HOW DO I VOTE?

     To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope AS SOON AS POSSIBLE so that your shares will be represented at the special meeting.

WHY IS MY VOTE IMPORTANT?

     If you fail to vote, that will have the same effect as voting against approval of the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of at least TWO-THIRDS (66 2/3%) of the shares of SJ Bancorp's outstanding common stock. The directors of SJ Bancorp beneficially own and have the right to vote 124,889 shares, representing 25.3% of the shares entitled to be voted at the meeting, and they have each agreed to vote for the merger.

WHAT HAPPENS IF I RETURN MY PROXY BUT DO NOT INDICATE HOW TO VOTE MY SHARES?

     If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted "FOR" approval of the merger agreement.

CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

     Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

     - You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

     -    You may complete and submit a later-dated proxy card; or

     - You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

     If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to SJ Bancorp's Secretary prior to the vote.

WHO MAY VOTE AT THE MEETING?

     The board of directors of SJ Bancorp has set September 24, 2008, as the record date for the meeting. If you were the owner of SJ Bancorp common stock at the close of business on September 24, 2008, you may vote at the meeting.

WHEN WILL THE MERGER OCCUR?

     We presently expect to complete the merger during the fourth quarter of 2008. The merger will occur after approval of the shareholders of SJ Bancorp is obtained and after the merger has received regulatory approval and the other conditions to the merger are satisfied or waived. Glacier and SJ Bancorp are working toward completing the merger as quickly as possible. If the merger does not occur for any reason by February 28, 2009, either Glacier or SJ Bancorp may terminate the merger agreement.

HOW SOON AFTER THE MERGER IS COMPLETED CAN I EXPECT TO RECEIVE MY CASH OR GLACIER COMMON STOCK?

     Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

WHAT DO I NEED TO DO NOW?

     We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission ("SEC"). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

     - Following review of this proxy statement/prospectus, PLEASE COMPLETE, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE so that your shares can be voted at SJ Bancorp's special meeting of shareholders.

WHAT IF I CHOOSE NOT TO READ THE INCORPORATED DOCUMENTS?

     Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

WHAT RISKS SHOULD I CONSIDER?

     You should review carefully our discussion of "Risk Factors." You should also review the factors considered by the SJ Bancorp board of directors in approving the merger agreement. See "Background of and Reasons for the Merger."

SHOULD I SEND IN MY COMMON STOCK CERTIFICATES NOW?

     No. Please do not send your stock certificates with your proxy card. You will receive written instructions from the exchange agent after the merger is completed on how to exchange your common stock certificates for the merger consideration.

WHAT DO I DO IF I DO NOT AGREE WITH THE MERGER? DO I HAVE APPRAISAL OR DISSENTER'S RIGHTS?

     If you are an SJ Bancorp shareholder and you do not agree with the merger, vote against the merger, and take certain other actions required by Colorado law, you will have dissenter's rights under Article 113 of the Colorado Business Corporations Act. Exercise of these rights will result in the purchase of your shares at "fair value," as determined in accordance with Colorado law. Please read the section entitled "The Merger --Dissenter's Rights of Appraisal" for additional information.

WHO CAN HELP ANSWER MY QUESTIONS?

     If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

     BANK OF THE SAN JUANS BANCORPORATION
     144 East Eight Street
     Durango, CO 83301
     ATTN: Arthur C. Chase, Jr.
     Telephone No.: (970) 247-1818

     This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of SJ Bancorp upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS SEPTEMBER 26, 2008.

                                     SUMMARY

     This summary, together with the preceding section entitled "Questions and Answers about this Document and the Merger," highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as APPENDIX A to this proxy statement/prospectus.

INFORMATION ABOUT GLACIER AND SJ BANCORP

     GLACIER BANCORP, INC.
     49 Commons Loop
     Kalispell, Montana 59901
     (406) 756-4200

     Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a regional multi-bank holding company providing commercial banking services from more than 94 banking offices throughout Montana, Idaho, Wyoming, Utah and Washington. Glacier offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

     Glacier is the parent holding company of ten wholly-owned subsidiary commercial banks: Glacier Bank of Kalispell, First Security Bank of Missoula; Valley Bank of Helena, Big Sky Western Bank of Bozeman, Western Security Bank of Billings, First Bank of Montana, in Lewistown, all located in Montana; Mountain West Bank, located in Idaho with two branches in Utah and three branches in Washington; 1st Bank, located in Evanston, Wyoming; Citizens Community Bank, located in Pocatello, Idaho; and First National Bank of Morgan, Utah. Glacier is also the holding company of four financing subsidiaries.

     As of June 30, 2008, Glacier had total assets of approximately $5.03 billion, total net loans receivable and loans held for sale of approximately $3.76 billion, total deposits of approximately $3.13 billion and approximately $549.6 million in shareholders' equity. Glacier common stock trades on The NASDAQ Global Select Market under the symbol "GBCI."

     Financial and other information regarding Glacier, including risks associated with Glacier's business, is set forth in Glacier's annual report on Form 10-K for the year ended December 31, 2007, and in its quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2008. Information regarding Glacier's executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier's annual report on Form 10-K for the year ended December 31, 2007, and Glacier's proxy statement for its 2008 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/ prospectus. See "Where You Can Find More Information About Glacier."

     BANK OF THE SAN JUANS BANCORPORATION
     144 East Eighth Street
     Durango, Colorado 83301
     (970) 247-1818

     SJ Bancorp is the holding company of Bank of the San Juans. SJ Bank is a Colorado state-chartered bank that began operations in 1998. SJ Bank offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, and mortgage origination services. SJ Bank serves individuals, small- to medium-sized businesses, community organizations and public entities.

     As of June 30, 2008, SJ Bank had total assets of approximately $146 million, total net loans receivable of approximately $130 million, total deposits of approximately $131 million and approximately $15 million in shareholders' equity.

     For additional information, see "Information Concerning SJ Bancorp."

SJ BANCORP WILL MERGE INTO GLACIER

     The merger agreement provides for the merger of SJ Bancorp with and into Glacier. In the merger, your shares of SJ Bancorp common stock will be exchanged for a combination of shares of Glacier common stock and cash. After the merger, you will no longer own shares of SJ Bancorp.

     The merger agreement is attached as APPENDIX A to this document. We encourage you to read the merger agreement in its entirety.

SJ BANCORP SPECIAL MEETING

     The special meeting of shareholders of SJ Bancorp will be held at the Strater Hotel, 699 Main Avenue, Durango, Colorado, on Tuesday, October 28, 2008 at 10:00 a.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

     You will be entitled to vote at the SJ Bancorp special meeting if you owned SJ Bancorp common stock at the close of business on September 24, 2008, the record date. As of that date there were 492,902 shares of SJ Bancorp common stock entitled to be voted at the special meeting.

REQUIRED APPROVAL OF THE MERGER AGREEMENT BY SJ BANCORP'S SHAREHOLDERS

     In order to approve the merger agreement, at least two-thirds (66 2/3%) of the outstanding shares of SJ Bancorp common stock must be voted at the special meeting in favor of approval. Glacier's shareholders do not have to vote on the transaction.

     As of the record date for the meeting, the directors of SJ Bancorp and their spouses beneficially owned 124,889 shares, or 25.3%, of SJ Bancorp's outstanding common stock. The SJ Bancorp directors and their spouses have agreed to vote their shares in favor of approval of the merger agreement.

SJ BANCORP REASONS FOR THE MERGER

     SJ Bancorp's board of directors believes the merger is in your best interest. The board considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

     - the value, form and mix of the consideration to be received by SJ Bancorp's shareholders in the merger;

     - Glacier's operating philosophy as a community-oriented bank holding company with a customer service focus, which is consistent with SJ Bancorp's operating philosophy;

     -    the historical and prospective business of SJ Bancorp.

     -    the likely impact of the merger on the employees and customers of SJ
          Bank;

     - the strategic goals of SJ Bancorp and SJ Bancorp's financial condition and prospects;

     - the fact that Glacier's common stock is widely held and has an active trading market; whereas, SJ Bancorp's stock is illiquid and is not publicly traded;

     - the likelihood that the merger would provide SJ Bancorp shareholders with an attractive premium over SJ Bancorp's stand-alone value;

     - the additional capital and managerial resources which Glacier will provide to SJ Bank; and

     - the economic, competitive and regulatory environment for SJ Bank and community banks generally.

     SJ Bancorp's board of directors also took into account advice of its financial advisors, Sandler O'Neill & Partners, L.P., which issued an opinion that the merger consideration to be received by SJ Bancorp's shareholders in the merger is fair, from a financial point of view. See "Background of and Reasons for the Merger - Reasons for the Merger" and "- Opinion of Financial Advisor to SJ Bancorp" and APPENDIX C "Fairness Opinion of Sandler O'Neill & Partners, L.P."

WHAT SJ BANCORP SHAREHOLDERS WILL RECEIVE IN THE MERGER

     In the merger, Glacier will issue shares of its common stock and pay cash for all shares of SJ Bancorp common stock outstanding as of the date of the closing of the merger.

     If you do not provide notice of dissent, you will receive, for each share of SJ Bancorp common stock that you own, a fixed number of shares of Glacier common stock and a fixed amount of cash, without interest.

     The total merger consideration that Glacier will pay for the shares of SJ Bancorp will be as follows:

     - Stock Portion: Glacier will issue a total of 640,000 shares of its common stock. Assuming that all SJ Bancorp stock options are exercised prior to the closing of the merger, SJ Bancorp shareholders will receive 1.2803 shares of Glacier common stock for each share of SJ Bancorp common stock. (However, Glacier will not issue fractional shares, and will pay cash in lieu of such fractional shares, as described under "The Merger -- Fractional Shares").

     - Cash Portion: Glacier will pay $9,000,000 in cash, subject to reduction, on a dollar for dollar basis, by the amount (if any) by which the "SJ Bancorp Closing Capital," as defined in the merger agreement, is less than $11,350,000. Generally speaking, the "SJ Bancorp Closing Capital" means SJ Bancorp's capital stock, surplus and retained earnings, after giving effect to specified costs, payments, expenses and other adjustments. Assuming there is no reduction in the cash portion of the merger consideration and all SJ Bancorp stock options are exercised prior to the closing of the merger, SJ Bancorp shareholders will receive $18.004 in cash for each share of SJ Bancorp common stock.

     Assuming for purposes of illustration only that the merger had closed on September 1, 2008, the SJ Bancorp Closing Capital determined in accordance with the merger agreement would have been approximately $11,223,000. This estimate is based on certain assumptions regarding SJ Bancorp's transaction fees and balance sheet adjustments, and does not take into account SJ Bancorp's earnings from September 1, 2008 to the actual merger closing date. Based on SJ Bancorp's earnings projections, assuming for purposes of illustration only that the merger closes on November 30, 2008, the SJ Bancorp Closing Capital would exceed $11,350,000.

     The amount of consideration to be received for each share of SJ Bancorp common stock will be determined by dividing the total consideration payable by the number of shares of SJ Bancorp common stock outstanding immediately prior to the effective date of the merger.

     The actual aggregate amount of cash to be paid cannot be determined until shortly before the effective date of the merger. Accordingly, the actual amount of cash that you will receive for each of your SJ Bancorp shares will not be determined until shortly before the closing of the merger.

     In addition, if immediately prior to the closing of the merger the SJ Bancorp Closing Capital exceeds $11,350,000, SJ Bancorp may make a special distribution to shareholders in the amount of such excess. The amount of any such distribution is not included in the merger consideration discussed above.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Neither SJ Bancorp nor Glacier is required to complete the merger unless each of them receives a legal opinion of Glacier's counsel that the merger will be treated as a "reorganization" for federal income tax purposes. We expect that for United States federal income tax purposes, SJ Bancorp shareholders who exchange their shares of SJ Bancorp common stock for shares of Glacier common stock and cash pursuant to the merger will recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash excluding any cash received in lieu of fractional shares, and the fair market value of the Glacier common stock received pursuant to the merger over the shareholder's adjusted tax basis in its shares of SJ Bancorp common stock surrendered) or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

SJ BANCORP SHAREHOLDERS HAVE DISSENTERS' RIGHTS

     Under Colorado law, SJ Bancorp shareholders have the right to dissent from the merger and receive cash for the value of their shares of SJ Bancorp common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the Colorado statutes. These procedures are described later in this document, and a copy of the relevant statutory provisions is attached as APPENDIX B.

THE SJ BANCORP BOARD OF DIRECTORS RECOMMENDS SHAREHOLDER APPROVAL OF THE MERGER

     After careful consideration, the SJ Bancorp board of directors believes that the merger is in the best interests of SJ Bancorp shareholders and has unanimously approved the merger agreement. The SJ Bancorp board of directors recommends that SJ Bancorp shareholders vote "FOR" approval of the merger agreement.

SJ BANCORP FINANCIAL ADVISOR SAYS THE MERGER CONSIDERATION IS FAIR TO SJ BANCORP SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW

     Sandler O'Neill & Partners, L.P. has served as financial advisor to SJ Bancorp in connection with the merger and has given an opinion to SJ Bancorp's board of directors that, as of September 26, 2008, the consideration that SJ Bancorp's shareholders will receive for their SJ Bancorp shares in the merger is fair, from a financial point of view, to SJ Bancorp shareholders. A copy of the opinion delivered by Sandler O'Neill is attached to this document as APPENDIX C. SJ Bancorp shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O'Neill in providing its opinion. The opinion is more fully described under the heading "Opinion of Financial Advisor to SJ Bancorp" below. SJ Bancorp agreed to pay Sandler O'Neill a fee for its services and to indemnify it against certain liabilities arising out of the merger or its engagement.

SJ BANCORP'S OFFICERS AND DIRECTORS HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM OR IN ADDITION TO THEIR INTERESTS AS SHAREHOLDERS

     When you consider the unanimous recommendation of SJ Bancorp's board of directors that SJ Bancorp's shareholders approve the merger agreement, you should be aware that certain members of SJ Bancorp's management have interests in the merger that are different from, or in addition to, their interests as SJ Bancorp shareholders. These interests arise out of provisions in the merger agreement relating to indemnification of directors and employment agreements with certain executive officers of SJ Bancorp that will be effective upon the closing of the merger. See "The Merger - Interests of Certain Persons in the Merger."

     The SJ Bancorp board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

THE MERGER IS EXPECTED TO OCCUR IN THE FOURTH QUARTER OF 2008

     Currently, we anticipate that the merger will occur in the fourth quarter of 2008. However, we cannot assure you when or if the merger will occur. The merger agreement may be terminated by either Glacier or SJ Bancorp if the merger does not occur on or before February 28, 2009.

COMPLETION OF THE MERGER IS SUBJECT TO SATISFACTION OR WAIVER OF CERTAIN CONDITIONS

     Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

     - approval of the merger agreement by holders of at least two-thirds (66 2/3%) of the shares of SJ Bancorp's outstanding common stock;

     -    approval of the merger by federal and state regulatory authorities;

     -    accuracy of each party's representations in the merger agreement; and

     - compliance by each party with all material terms, covenants and conditions of the merger agreement.

     The merger agreement provides that either Glacier or SJ Bancorp may terminate the merger either before or after the SJ Bancorp special meeting, under certain circumstances. See "The Merger - Termination of the Merger Agreement."

WE MAY NOT COMPLETE THE MERGER WITHOUT ALL REQUIRED REGULATORY APPROVALS

     The merger must be approved by the Board of Governors of the Federal Reserve System and the Colorado State Banking Board. We have filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

EITHER SJ BANCORP OR GLACIER, AS THE CASE MAY BE, MUST PAY A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES

     The merger agreement provides that SJ Bancorp must pay Glacier a termination fee of $200,000 if Glacier terminates the merger agreement due to a breach by SJ Bancorp of its representations or covenants.

     The merger agreement also provides that Glacier must pay SJ Bancorp a termination fee of $200,000 if SJ Bancorp terminates the merger agreement due to a breach by Glacier of its representations or covenants. See "The Merger - Termination Fees."

SJ BANCORP MUST PAY GLACIER A BREAK-UP FEE UNDER CERTAIN CIRCUMSTANCES

     Under the merger agreement, SJ Bancorp must pay Glacier a break-up fee of $1,000,000, if the merger agreement is terminated due to the failure of the SJ Bancorp board of directors to recommend approval of the merger to its shareholders, or due to the receipt of a superior acquisition proposal which is acted upon by SJ Bancorp.

     SJ Bancorp agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire SJ Bancorp. See "The Merger - Break-up Fee."

SJ BANCORP SHAREHOLDERS WILL HAVE DIFFERENT RIGHTS AFTER THE MERGER

     The rights of SJ Bancorp shareholders are governed by Colorado law, as well as by SJ Bancorp's articles of incorporation and bylaws. After completion of the merger, the rights of the former SJ Bancorp shareholders receiving Glacier common stock in the merger will be governed by Montana law, and by Glacier's articles of incorporation and bylaws. Although Glacier's articles of incorporation and bylaws are similar in many ways to SJ Bancorp's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of SJ Bancorp shareholders. See "Comparison of Certain Rights of Holders of Glacier and SJ Bancorp Common Stock."

                                  RISK FACTORS

     In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption "Cautionary Note Regarding Forward-Looking Statements," you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

RISKS ASSOCIATED WITH THE PROPOSED MERGER

BECAUSE THE MARKET PRICE OF THE GLACIER COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE SURE OF THE VALUE OF THE SHARES OF GLACIER COMMON STOCK THAT YOU WILL RECEIVE.

     Although the number of shares of Glacier common stock that will constitute the stock portion of the merger consideration that will be exchanged for a share of SJ Bancorp is fixed, at the time of the SJ Bancorp special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock you would receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the merger consideration that SJ Bancorp shareholders will receive upon completion of the merger. SJ Bancorp is not permitted to terminate the merger agreement or resolicit the vote of SJ Bancorp shareholders solely because of changes in the market price of Glacier common stock. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier's business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or SJ Bancorp. You should obtain current market prices for Glacier common stock.

THE MERGER AGREEMENT LIMITS SJ BANCORP'S ABILITY TO PURSUE OTHER TRANSACTIONS AND PROVIDES FOR THE PAYMENT OF A BREAK UP FEE IF SJ BANCORP DOES SO.

     While the merger agreement is in effect and subject to very narrow exceptions, SJ Bancorp and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits SJ Bancorp's ability to seek offers that may be superior from a financial point of view from other possible acquirers. If SJ Bancorp receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, SJ Bancorp may be required to pay a $1,000,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

UNDER CERTAIN CONDITIONS, THE MERGER AGREEMENT REQUIRES SJ BANCORP TO PAY A TERMINATION FEE.

     Under certain circumstances (generally involving SJ Bancorp's breach of its representations and covenants in the merger agreement), Glacier can terminate the merger agreement and require SJ Bancorp to pay a termination fee of $200,000.

COMBINING OUR TWO COMPANIES MAY BE MORE DIFFICULT, COSTLY OR TIME-CONSUMING THAN WE EXPECT.

     Glacier and SJ Bancorp have operated and, until the completion of the merger, will continue to operate, independently. Even though SJ Bank will continue to be operated separately, it is possible that the integration process could result in the loss of key employees, the disruption of the ongoing business of SJ Bank or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of SJ Bank.

UNANTICIPATED COSTS RELATING TO THE MERGER COULD REDUCE GLACIER'S FUTURE EARNINGS PER SHARE.

     Glacier believes that it has reasonably estimated the likely costs of integrating the operations of SJ Bank into Glacier, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a significant dilutive effect on Glacier's earnings per share, meaning earnings per share could be less than if the merger had not been completed.

GLACIER HAS VARIOUS ANTI-TAKEOVER MEASURES THAT COULD IMPEDE A TAKEOVER.

     Glacier has various anti-takeover measures in place, which are described elsewhere in this document. Any one or more of these measures may impede the takeover of Glacier without the approval of the Glacier board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See "Comparison of Certain Rights of Holders of Glacier and SJ Bancorp Common Stock."

RISKS ASSOCIATED WITH GLACIER'S BUSINESS

GLACIER HAS A HIGH CONCENTRATION OF LOANS SECURED BY REAL ESTATE.

     Glacier has a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, could hurt its business and prospects. In particular, if the nationwide economic decline migrates further to the markets Glacier serves, Glacier could be exposed to additional risk of losses from real estate related loans. Business activities and credit exposure are concentrated in loans secured by real estate. A further downturn in the economies or real estate values in the markets Glacier serves could have a material adverse effect on borrowers' ability to repay their loans, as well as the value of the real property held as collateral securing such loans. Glacier's ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and Glacier would be more likely to suffer losses on defaulted loans.

GLACIER'S LOAN PORTFOLIO MIX COULD RESULT IN INCREASED CREDIT RISK IN AN ECONOMIC DOWNTURN.

     Glacier's loan portfolio contains a high percentage of commercial, commercial real estate, real estate acquisition and development loans in relation to the total loans and total assets. These types of loans generally are viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about banks with a heavy concentration of commercial real estate loans. These types of loans also typically are larger than residential real estate loans and other commercial loans. Because Glacier's loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in Glacier's non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, which could have an adverse impact on the results of operations and financial condition.

CHANGES IN ECONOMIC CONDITIONS, IN PARTICULAR AN ECONOMIC SLOWDOWN IN IDAHO, MONTANA, WASHINGTON, WYOMING, UTAH OR COLORADO, COULD HURT THE BANKING BUSINESS GENERALLY.

     Glacier's business is directly affected by factors such as economic, market and political conditions in its service areas, broad trends in industry and finance, legislative and regulatory changes, changes in government monetary and fiscal policies and inflation, all of which are beyond its control. A further deterioration in economic conditions in the states served by Glacier's banks could result in the following consequences, any of which could hurt Glacier's business materially:

     -    loan delinquencies may increase;

     -    problem assets and foreclosures may increase;

     - collateral for loans made may decline in value, in turn reducing customers' borrowing power, reducing the value of assets and collateral associated with existing loans;

     -    demand for banking products and services may decline; and

     -    low cost or non-interest bearing deposits may decrease.

GLACIER'S ALLOWANCE FOR LOAN AND LEASE LOSSES (ALLL) MAY NOT BE ADEQUATE TO COVER ACTUAL LOAN LOSSES, WHICH COULD ADVERSELY AFFECT EARNINGS.

     Glacier maintains an ALLL in an amount that is believed adequate to provide for losses inherent in the portfolio. While Glacier strives to carefully monitor credit quality and to identify loans that may become non-performing, at any time there are loans in the portfolio that will result in losses that have not been identified as non-performing or potential problem loans. Glacier cannot be sure that it will be able to identify deteriorating loans before they become non-performing assets, or that it will be able to limit losses on those loans that are identified. As a result, future significant additions to the ALLL may be necessary. Additionally, future additions to the ALLL may be required based on changes in the composition of the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions or as a result of incorrect assumptions by management in determining the ALLL. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review the Company's ALLL. These regulatory agencies may require the Company to increase the ALLL which could have a negative effect on the Company's financial condition and results of operation. A critical element in determining the adequacy of the ALLL is the maintenance of the underlying collateral values, most of which are in real estate.

FLUCTUATING INTEREST RATES CAN ADVERSELY AFFECT GLACIER'S PROFITABILITY.

     Glacier's profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of Glacier's interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect Glacier's interest rate spread, and, in turn, its profitability. Glacier cannot provide assurance that it can minimize interest rate risk. In addition, interest rates also affect the amount of money Glacier can lend. When interest rates rise, the cost of borrowing also increases. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume, business and prospects.

A TIGHTENING OF THE CREDIT MARKET MAY MAKE IT DIFFICULT TO OBTAIN AVAILABLE MONEY TO FUND LOAN GROWTH, WHICH COULD ADVERSELY AFFECT OUR EARNINGS.

     A tightening of the credit market and the inability to obtain adequate money to fund continued loan growth may negatively affect asset growth and, therefore, earnings capability. In addition to any deposit growth, maturity of investment securities and loan payments, Glacier also relies on alternative funding sources through correspondent banking and a borrowing line with the FHLB of Seattle to fund loans. In the event of a downturn in the economy, particularly in the housing market, these resources could be negatively affected, which would limit the funds available to Glacier.

COMPETITION IN GLACIER'S MARKET AREAS MAY LIMIT ITS FUTURE SUCCESS.

     Commercial banking is a highly competitive business. Glacier competes with other commercial banks, savings and loan associations, credit unions, finance, insurance and other non-depository companies operating in Glacier's market areas. Glacier is subject to substantial competition for loans and deposits from other financial institutions. Some of Glacier's competitors are not subject to the same degree of regulation and restriction as it is. Some of its competitors have greater financial resources than Glacier. If Glacier is unable to effectively compete in its market areas, its business and results of operations could be adversely affected.

THE FDIC LIKELY WILL INCREASE INSURANCE PREMIUMS TO REBUILD AND MAINTAIN THE FEDERAL DEPOSIT INSURANCE FUND.

     Based on recent events and the state of the economy, it is likely that the FDIC may increase federal deposit insurance premiums in the near future. Depending on the circumstances, this increase may be relatively significant and will add to Glacier's cost of operations. Glacier cannot predict the exact amount of any premium increase or the impact on Glacier.

GLACIER HAS AN INVESTMENT IN FREDDIE MAC AND FANNIE MAE STOCK THAT MAY BE ADVERSELY AFFECTED BY RECENT GOVERNMENT ACTIONS.

     Glacier owns 150,000 shares of Series O preferred stock of the Federal Home Loan Mortgage Corporation ("Freddie Mac") and 1,200 shares of common stock of the Federal National Mortgage Association ("Fannie Mae"). As of June 30, 2008, Glacier had a combined investment of $7,593,000 in such securities, with a temporary unrealized loss of $2,322,000, or $1,408,000 after tax. As previously disclosed in its SEC filings, Glacier has continued to evaluate the possibility of an "other than temporary impairment" charge with respect to its investments in Freddie Mac and Fannie Mae. The term "other than temporary impairment" is not intended to mean that the decline in value is permanent. On September 7, 2008, the Federal Housing Finance Agency announced a federal bailout of Freddie Mac and Fannie Mae. Based on such event, Glacier anticipates that the entire $7,593,000 will be impaired on an "other than temporary" basis as of September 30, 2008, resulting in an after tax charge of $4,602,000, or $0.09 per fully diluted share.

GLACIER MAY BE UNABLE TO RECRUIT AND RETAIN QUALIFIED EMPLOYEES.

     Glacier's continued growth will be dependent in part on its ability to recruit and retain qualified and motivated employees. Glacier expects to experience substantial competition in its efforts to hire experienced banking professionals, particularly in the commercial lending area. Glacier's inability to recruit and retain qualified employees could impair its ability to grow, create compliance or operational challenges, and adversely impact its financial condition and results of operations.

GLACIER'S BUSINESS WOULD BE HARMED IF IT LOST THE SERVICES OF ANY OF ITS SENIOR MANAGEMENT TEAM.

     Glacier believes that its success to date has been substantially dependent on its senior management team, including its Chief Executive Officer, its Chief Operating Officer, its Chief Financial Officer, and the Presidents of its subsidiary banks. The loss of any of these persons could have an adverse affect on Glacier's business and future growth prospects.

GLACIER MAY GROW THROUGH FUTURE ACQUISITIONS, WHICH COULD, IN SOME CIRCUMSTANCES, ADVERSELY AFFECT ITS NET INCOME.

     Glacier anticipates engaging in selected acquisitions of financial institutions in the future. There are risks associated with Glacier's acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Glacier, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, Glacier cannot provide any assurance as to the extent to which it can continue to grow through acquisitions.

     Glacier anticipates issuing capital stock in connection with additional acquisitions, either directly or through raising capital to fund the cash portion of such acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and the percentage ownership of current shareholders.

GLACIER OPERATES IN A HIGHLY REGULATED ENVIRONMENT AND MAY BE ADVERSELY AFFECT BY CHANGES IN FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS.

     Glacier is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on Glacier and its operations. Additional legislation and regulations that could significantly affect Glacier's powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on Glacier's financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our results of operations and financial condition.

GLACIER'S TRUST PREFERRED SECURITIES HAVE A PRIORITY RIGHT TO PAYMENT OF DIVIDENDS.

     Glacier has periodically supported its continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying debt. Trust preferred securities have a priority right to distributions and payment over the common stock. At June 30, 2008, Glacier had trust preferred securities and accompanying debt totaling approximately $119 million.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier's and SJ Bancorp's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

     - the risks associated with continued diversification of assets and potential adverse changes in credit quality;

     -    increased loan delinquency rates;

     -    competition from other financial services companies in our markets;

     - the risks presented by the current economic slowdown, which could adversely affect credit quality, collateral values and loan originations;

     - our business may not be integrated successfully, or such integration may take longer to accomplish than expected;

     - the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

     - operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

     -    demand for banking products and services may decline;

     -    adverse governmental or regulatory policies may be enacted; and

     - the interest rate environment may change, causing margins to compress and adversely affecting net interest income.

     Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier's reports filed with the SEC.

     All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or SJ Bancorp or any person acting on behalf of Glacier or SJ Bancorp are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor SJ Bancorp undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

              SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

     The following selected financial information for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 is derived from audited consolidated financial statements of Glacier. The financial information of and for the six months ended June 30, 2008 and 2007 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Glacier considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information About Glacier."

                                        AT OR FOR THE SIX
                                       MONTHS ENDED JUNE 30             AT OR FOR THE FISCAL YEARS ENDED DECEMBER 31
                                     -----------------------   --------------------------------------------------------------
                                        2008         2007         2007         2006         2005         2004         2003
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
SUMMARY OF OPERATIONS:                                      DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
Interest income                      $  150,589   $  147,213   $  304,760   $  253,326   $  189,985   $  147,285   $  130,830
Interest expense                         49,660       58,926      121,291       95,038       59,978       39,892       38,478
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income                     100,929       88,287      183,469      158,288      130,007      107,393       92,352
Provision for loan losses                 7,542        2,405        6,680        5,192        6,023        4,195        3,809
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income after provision
   for loan losses                       93,387       85,882      176,789      153,096      123,984      103,198       88,543
Noninterest income                       33,643       32,103       64,818       51,842       44,626       34,565       33,562
Noninterest expenses                     72,056       68,257      137,917      112,550       90,926       72,133       65,944
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pre-tax net income                       54,974       49,728      103,690       92,388       77,684       65,630       56,161
Taxes                                    19,116       16,910       35,087       31,257       25,311       21,014       18,153
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------

                                        AT OR FOR THE SIX
                                       MONTHS ENDED JUNE 30             AT OR FOR THE FISCAL YEARS ENDED DECEMBER 31
                                     -----------------------   --------------------------------------------------------------
                                        2008         2007         2007         2006         2005         2004         2003
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income                               35,858       32,818       68,603       61,131       52,373       44,616       38,008
                                     ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic earnings per share*            $     0.67   $     0.62   $     1.29   $     1.23   $     1.12   $     0.97   $     0.84
Diluted earnings per share*          $     0.66   $     0.61   $     1.28   $     1.21   $     1.09   $     0.96   $     0.83
Cash dividends per share*            $     0.26   $     0.24   $     0.50   $     0.45   $     0.40   $     0.36   $     0.32
STATEMENT OF FINANCIAL CONDITIONS:
Total assets                         $5,027,868   $4,672,955   $4,817,330   $4,471,298   $3,708,975   $3,013,213   $2,740,716
Net loans receivable and LHFS         3,760,145    3,331,854    3,557,122    3,165,524    2,397,187    1,701,805    1,430,365
Total deposits                        3,125,923    3,354,685    3,184,478    3,207,533    2,534,712    1,729,708    1,597,625
Total borrowings                      1,189,859      651,004      940,570      646,508      719,413      900,148      842,280
Shareholder's equity                    549,643      499,671      528,576      456,143      333,239      270,184      237,839
Book value per share*                $    10.18   $     9.34   $     9.85   $     8.72   $     6.91   $     5.87   $     5.24
KEY OPERATING RATIOS:
Return on average assets                   1.48%        1.47%        1.49%        1.52%        1.52%        1.54%        1.53%
Average equity to average assets          11.20%       10.61%       10.78%        9.52%        8.61%        8.75%        9.10%
Net interest margin(1)                     4.65%        4.49%        4.50%        4.44%        4.25%        4.18%        4.22%
Non-performing over assets                 0.58%        0.25%        0.27%        0.19%        0.26%        0.32%        0.48%
Dividend payout ratio                     38.81%       38.71%       38.76%       36.59%       35.93%       37.36%       38.07%

(1)  Calculated on a tax equivalent basis.

*    Revised for stock splits and dividends.

                COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

     GLACIER COMMON STOCK

     Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol "GBCI." The following table sets forth for the periods indicated:

     - the high and low sale prices for Glacier common stock as reported on The NASDAQ Global Select Market, and

     -    dividends per share on Glacier common stock.

                                                                    CASH
                                             HIGH*    LOW*    DIVIDENDS DECLARED
                                            ------   ------   ------------------
2006
First quarter............................   $21.81   $19.72          $0.11
Second quarter...........................   $21.20   $18.69          $0.11
Third quarter............................   $23.24   $18.55          $0.11
Fourth quarter...........................   $25.25   $21.99          $0.12
2007
First quarter............................   $25.39   $22.76          $0.12
Second quarter...........................   $24.61   $19.55          $0.12
Third quarter............................   $24.00   $18.41          $0.13
Fourth quarter...........................   $23.85   $17.57          $0.13
2008
First quarter............................   $20.18   $15.31          $0.13
Second quarter...........................   $21.60   $15.86          $0.13
Third quarter (through September 23).....   $25.70   $24.23

----------
*    Adjusted for stock splits and stock dividends.

     At September 23, 2008, 54,319,738 outstanding shares of Glacier common stock were held by approximately 14,201 holders of record.

     SJ BANCORP COMMON STOCK

     Presently, no active trading market exists for the SJ Bancorp common stock. If SJ Bancorp were to remain independent, management of SJ Bancorp does not expect that a market for SJ Bancorp common stock would develop. No registered broker/dealer makes a market in SJ Bancorp common stock, and SJ Bancorp common stock is not listed or quoted on any stock exchange or automated quotation system. SJ Bancorp acts as its own transfer agent and registrar.

     Occasionally, management of SJ Bancorp becomes aware of trades of private sales of its common stock and the prices at which these trades were executed. The following table sets forth information regarding the trades of common stock known to SJ Bancorp, the high and low sales prices (if known) at which such trades were executed, and dividends declared for the periods indicated:

                                                 NUMBER OF   TRADING   DIVIDENDS
                                 LOW     HIGH      TRADES     VOLUME   PER SHARE
                               ------   ------   ---------   -------   ---------
2006
   First Quarter............   $18.25   $18.25        2         866       none
   Second Quarter...........       --       --       --          --       none
   Third Quarter............   $18.25   $18.25        2       1,102       none
   Fourth Quarter...........   $18.50   $18.50        2         750       none
2007
   First Quarter............   $19.40   $19.40        1       1,045       none
   Second Quarter...........       --       --       --          --       none
   Third Quarter............       --       --       --          --       none
   Fourth Quarter...........   $21.02   $21.02        1         250       none
2008
   First Quarter............   $22.95   $22.95        3       4,592       none
   Second Quarter...........   $22.95   $22.95        1         200       none
   Third Quarter............       --       --       --          --       none

     The prices given above represent actual trades but may not include all trades that occurred during the reported period. In addition, the table does not reflect transfers by gift or the exercise of stock options. The prices given are the result of limited trading and may not be representative of the actual fair market value of the SJ Bancorp common stock.

     At September 23, 2008, the 492,902 outstanding shares of SJ Bancorp common stock were held by approximately 237 holders of record.

                    SJ BANCORP SPECIAL SHAREHOLDERS' MEETING

DATE, TIME, PLACE

     The SJ Bancorp special meeting of shareholders will be held on Tuesday, October 28, 2008, at 10:00 a.m. local time, at the Strater Hotel, 699 Main Avenue, Durango, Colorado.

     As described below under "Vote Required," approval of the merger agreement requires the affirmative vote of at least two-thirds (66 2/3%) of the shares of SJ Bancorp's outstanding common stock. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the merger agreement, or if a quorum is not present, SJ Bancorp may adjourn or postpone the meeting in order to permit further solicitation of proxies by SJ Bancorp. The persons appointed as proxies on the form accompanying this document are authorized to vote to approve such adjournment or postponement, unless the proxy appointing them instructs them to vote against approval of the merger agreement.

PURPOSE

     At the special meeting, SJ Bancorp shareholders will:

     -    consider and vote on a proposal to approve the merger, and

     - if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit proxies.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

     The SJ Bancorp board of directors has fixed 5:00 p.m. on September 24, 2008 as the record date for determining the holders of shares of SJ Bancorp common stock entitled to notice of and to vote at the special meeting. At the close of business on the SJ Bancorp record date, there were 492,902 shares of common stock issued and outstanding and held by approximately 237 holders of record. Holders of record of SJ Bancorp common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters' rights if certain procedures are followed. See "The Merger - Dissenters' Rights of Appraisal" and APPENDIX B.

     The directors of SJ Bancorp and SJ Bank and their spouses have agreed to vote all shares held or controlled by them in favor of approval of the merger. A total of 124,889 outstanding shares, or 25.3% of the outstanding shares of SJ Bancorp common stock, are covered by the voting agreement. See "The Merger - Voting Agreement."

VOTE REQUIRED AND QUORUM

     The affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of SJ Bancorp's outstanding common stock is required to approve the merger. At least a majority of the total outstanding shares of SJ Bancorp common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For purposes of determining a quorum, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

     For voting purposes, however, only shares actually voted FOR the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of SJ Bancorp common stock. AS A RESULT, ABSTENTIONS AND BROKER NONVOTES WILL HAVE THE SAME EFFECT AS VOTES AGAINST APPROVAL OF THE MERGER AGREEMENT.

     If you hold your shares in "street name" with a broker, you must instruct your broker to vote your shares by following the directions provided to you by your broker. Your broker may not vote your shares on the merger agreement without instructions from you. Your failure to instruct your broker to vote on the adoption of the merger agreement will result in a broker non-vote, which will be equivalent of voting against the merger agreement.

VOTING, SOLICITATION, AND REVOCATION OF PROXIES

     If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR THE APPROVAL OF THE MERGER AND IN THE PROXY HOLDER'S DISCRETION ON ANY OTHER MATTER PROPERLY COMING BEFORE THE MEETING. Any proxy given by a shareholder may be revoked before its exercise by:

     -    written notice to the Secretary of SJ Bancorp;

     -    a later-dated proxy; or

     -    appearing and voting at the special meeting in person.

     SJ Bancorp is soliciting the proxy for the special meeting on behalf of the SJ Bancorp board of directors. SJ Bancorp will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, SJ Bancorp may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. SJ Bancorp does not expect to pay any compensation for the solicitation of proxies. However, SJ Bancorp will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

VOTING IN PERSON AT THE SPECIAL MEETING

     Shareholders of Record. Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

     Beneficial Owner. Shares held in street name may be voted in person by you only if you bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on the record date.

                    BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER

     During the normal course of its business, the management and Board of Directors of SJ Bancorp has periodically reviewed and assessed its market, operational and growth strategy. Consistent with its fiduciary obligations to its shareholders, SJ Bancorp has considered strategic options including strategies to grow and enhance SJ Bancorp's business through internal and external means. Those discussions have included analyses of the financial institution merger market on a national and regional basis, the potential value of the SJ Bancorp based on current merger market fundamentals and the potential market value of the SJ Bancorp stock assuming the execution of its current business plan under various scenarios. The board of directors and management of SJ Bancorp also routinely have discussed the economic climate, increasing level of net interest margin compression, competition, continuing consolidation, regulatory burden, and related costs and other developments in the financial services industry as such issues relate to its on-going strategic direction.

     Consistent with its continuing assessment of the SJ Bancorp strategy, in the spring of 2007, the Board of Directors decided to explore what strategic alternatives may be available to SJ Bancorp, including an exploration of the merger and acquisition market for community banks. In connection with this assessment, SJ Bancorp interviewed potential financial advisors, including the investment banking firm of Sandler O'Neill. During May 2007, the board and management of SJ Bancorp discussed available strategic alternatives with Sandler O'Neill, including those available to address the board's concerns over the ability of SJ Bancorp to continue to compete for certain loans in its market given that the size of SJ Bancorp's capital base relative to some of its larger competitors, as well as loan diversification issues relating to the types of loans generally available in its market.

     In June 2007, SJ Bancorp formally engaged Sandler O'Neill to assist and advise it in exploring strategic alternatives, including a possible strategic business combination transaction while maintaining the option of remaining an independent entity. During the ensuing four weeks, Sandler O'Neill evaluated the merger market available to SJ Bancorp and assembled a list of prospective institutions that might be interested in reviewing information concerning SJ Bancorp and pursuing a business combination with the SJ Bancorp. In late July 2007, Sandler O'Neill met with the Chairman and the President of SJ Bancorp to discuss the list of prospective parties that Sandler O'Neill had assembled. The discussion of the list included a discussion on how a transaction with each of the prospective parties would impact the interested constituencies of SJ Bancorp and the Bank, including their shareholders, employees, customers and local community. As a result of this meeting a list of initial parties to be contacted was decided upon, as well as a secondary list. During August and September 2007, SJ Bancorp and Sandler O'Neill assembled information and marketing materials to provide to interested parties on a confidential basis.

     During September 2007, Sandler O'Neill contacted fifteen parties. From those fifteen contacts, ten confidentiality agreements were executed and information packages were sent to those parties who executed confidentiality agreements with a request for a formalized proposal from any interested parties. Glacier was one of the ten parties that executed a confidentiality agreement and received information on SJ Bancorp during this time period.

     During the ensuing six weeks, problems in the United States capital markets continued to mount and the beginnings of national credit problems began to become widely recognized. As a result of this situation in the financial institutions industry, the merger and acquisition environment for banks came to a near standstill. All but one of the prospective parties contacted declined any interest in making a proposal, generally citing market conditions and the decline of their own stock prices. One prospective party provided initial indications that it may be interested in pursuing a transaction, but ultimately no formal proposal was ever received from that party.

     In early December 2007, Sandler O'Neill prepared a presentation for SJ Bancorp setting forth the declines in the overall market as well as the significant declines in the market for bank stocks. Among other issues, the presentation showed that as a result of the decline in overall equity markets for bank stocks, merger and acquisition activity in the fourth quarter of 2007 was down by two-thirds from the previous quarter and down a similar amount when viewed over the prior twelve to eighteen months, and that the overall valuation of banks in a merger and acquisition context was also down significantly. After considering the information contained in this presentation, SJ Bancorp decided to terminate any further discussions with interested parties. On January 15, 2008 SJ Bancorp issued a letter to Sandler O'Neill terminating the engagement as it related to a possible sale transaction.

     In mid-March 2008, Michael Blodnick, the Chief Executive Officer of Glacier, approached a representative of Sandler O'Neill at a banking conference that both were attending to inquire as to whether SJ Bancorp may be interested in receiving a proposal from Glacier with respect to an acquisition of SJ Bancorp. In early April 2008, representatives of SJ Bancorp contacted Mr. Blodnick to express interest in renewing discussions. On April 10th and 11th, the Chairman and President of SJ Bancorp visited the Glacier offices in Kalispell, Montana to provide updated financial information, discuss the Glacier business model and confirm SJ Bancorp's interest in receiving a proposal from Glacier.

     On May 1, 2008, Glacier provided SJ Bancorp with a term sheet setting forth proposed terms for an acquisition by Glacier. Between May 1st and May 19th, the Board of Directors of SJ Bancorp and its advisors reviewed the proposed term sheet and negotiated with Glacier on the terms contained therein. On May 19, 2008, Glacier submitted a revised term sheet which reflected proposed merger consideration consisting of $9,000,000 in cash and 640,000 shares of Glacier common stock. On May 20, 2008, after discussions among the board and its advisors, SJ Bancorp approved and executed that term sheet. Between May 26, 2008 and July 9, 2008, each of Glacier and SJ Bancorp conducted on-site and off-site due diligence on each other and the parties and their advisors drafted and negotiated the definitive merger agreement and related ancillary agreements.

     On July 10, 2008 representatives of SJ Bancorp held discussions with representatives of Glacier concerning the recent precipitous decline in the market value of financial institution stock, including the decline in price for Glacier common stock, since the signing of the term sheet on May 20th. On July 15, 2008, the Board of Directors of SJ Bancorp met with its financial and legal advisors to get an update on the state of the current merger and acquisition market for financial institutions and the status of the negotiations with Glacier. As a result of the meeting, the Board of Directors of SJ Bancorp decided that based on the then current state of the overall equity market, and in particular the equity market for financial institutions, that the negotiations with Glacier should be suspended, while at the same time giving authority to SJ Bancorp management and advisors to renew the negotiations with Glacier if the equity market for financial institutions showed improvement.

     On July 29, 2008, based upon the improvement in the equity market for financial institutions, and in particular for Glacier common stock, representatives of SJ Bancorp renewed discussions with Glacier, and between July 29th and August 15th, the parties proceeded to negotiate and finalize definitive transaction documents and update their due diligence.

     On August 18, 2008, the board of directors of Glacier met to consider approval of the merger. Matters discussed included the results of due diligence reviews, the terms of the merger agreement and related documents, the pro forma financial impact of the merger, and the timing and process for consummation of the merger. After due consideration of these and other matters, the Glacier board approved the merger by unanimous vote.

     On August 18, 2008, the Board of Directors of SJ Bancorp met to consider approval of the merger agreement with Glacier. Among other matters discussed, the Board of Directors held in-depth discussions on the specifics of the merger agreement, the form and value of consideration to be received by the shareholders of SJ Bancorp, the break-up fee, potential price adjustments, the current stock price of Glacier and its dividend history, the timing and process for consummation of the merger, the likelihood of consummation of the merger, the implications to SJ Bancorp's shareholders and the implications to the employees and customers of SJ Bank as well as the community SJ Bank serves. After due consideration of these and other matters, and taking into consideration the fairness opinion delivered by Sander O'Neill, the Board of Directors voted unanimously to approve the merger.

     Glacier and SJ Bancorp executed the merger agreement and related documents on August 19, 2008 and after the close of business on August 19, 2008, the parties issued a joint press release announcing the execution of the merger agreement.

REASONS FOR THE MERGER - SJ BANCORP

     At a special meeting held on August 18, 2008, the SJ Bancorp board of directors unanimously determined that the terms of the merger agreement were in the best interests of SJ Bancorp and its shareholders. In the course of reaching its decision to approve the merger agreement, the SJ Bancorp board of directors consulted with

Sandler O'Neill, its financial advisor, and Rothgerber Johnson & Lyons L.L.P., its legal counsel. In reaching its determination, SJ Bancorp's board of directors considered a number of factors. Such factors also constituted the reasons that the board of directors determined to approve the merger and to recommend that SJ Bancorp's shareholders vote in favor of the merger. Such reasons included the following:

     - the terms of the merger agreement and the form of the consideration, and the historical trading ranges for Glacier common stock;

     - the alternatives of SJ Bancorp's continuing as an independent community bank or combining with other potential merger partners versus the determination that the merger with Glacier presented the best opportunity for maximizing shareholder value and serving the banking needs of the communities in which SJ Bancorp operates;

     - information concerning Glacier's financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

     - the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed acquisition by with Glacier;

     - the opinion of Sandler O'Neill that the merger consideration to be received by SJ Bancorp's shareholders in the merger is fair from a financial point of view;

     - Glacier's operating philosophy as a community-oriented bank holding company with a customer service focus, which is consistent with SJ Bancorp's operating philosophy;

     - the expectation that SJ Bancorp shareholders would have the opportunity to continue to participate in the growth of the combined company and would also greatly benefit from the significantly greater liquidity of the trading market for Glacier common stock;

     -    that Glacier has historically paid cash dividends on its common stock;

     - the effects of the economic, regulatory and market pressures facing SJ Bancorp and community banks generally and SJ Bank's prospects as an independent bank;

     - the determination that a business combination with Glacier would extend SJ Bank's lending capabilities and increase the range of financial products and services available to SJ Bank's customers;

     - the provisions in the merger agreement that provide for the ability of the board of directors to respond to an unsolicited acquisition proposal that the board of directors determines in good faith is a superior proposal as defined in the merger agreement;

     - the provisions of the merger agreement that provide for the ability of the SJ Bancorp board of directors to terminate the merger agreement, subject to certain conditions including the payment of a break-up fee, if SJ Bancorp has entered into a letter of intent or other agreement with respect to a superior proposal;

     - the broad experience of Glacier's management team and its particular experience in managing and supporting subsidiary banks that have an emphasis on local decision making and authority; and

     - the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

     - SJ Bancorp's board's understanding of the business, operations, financial conditions, earnings, management and future prospects of Glacier, taking into account SJ Bancorp's due diligence investigation of Glacier, including, but not limited to, debt service and other existing financial obligations, the financial obligations to be incurred in connection with the proposed transaction and other likely financial obligations of Glacier and the possible effects of such obligations; and

     - the current and prospective economic and competitive environment facing the financial services industry generally, including continued consolidation in the industry and the increased importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long-term.

     The SJ Bancorp board of directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

     - that a portion of the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock and any decrease in the market price of Glacier common stock will result in a reduction in the aggregate merger consideration to be received by SJ Bancorp shareholders at the time of completion of the merger;

     - that SJ Bancorp will not have the right to terminate the merger agreement for decreases in price of the Glacier common stock prior to completion of the merger;

     - that SJ Bancorp shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

     - that the "break-up" fee provisions in the merger agreement could have the effect of discouraging superior proposals for a business combination between SJ Bancorp and third parties;

     - the possible disruption to SJ Bancorp's business that may result from the announcement of the merger and the resulting distraction of management's attention from the day-to-day operations of SJ Bancorp's business; and

     - the restrictions contained in the merger agreement on the operation of SJ Bancorp's business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of SJ Bancorp contained in the merger agreement.

     The foregoing discussion of the reasons that led the SJ Bancorp board of directors to approve the merger and recommend that SJ Bancorp's shareholders vote in favor of the merger is not intended to be exhaustive, but is believed to include all of the material reasons for the board of directors' decision. In reaching its determination to approve and recommend the transaction, the SJ Bancorp board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above and the opinion of Sandler O'Neill referred to above, the SJ Bancorp board of directors unanimously approved and adopted the merger agreement and the merger with Glacier as being in the best interests of SJ Bancorp and its shareholders.

OPINION OF FINANCIAL ADVISOR TO SJ BANCORP

     OPINION OF SANDLER O'NEILL & PARTNERS, L.P.

     By letter dated June 8, 2007, SJ Bancorp retained Sandler O'Neill to act as its financial advisor in connection with a possible business combination. On January 15, 2008 SJ Bancorp terminated its engagement with Sandler O'Neill and subsequently reinstated and affirmed the original terms of Sandler O'Neill's engagement in a letter to Sandler O'Neill dated May 21, 2008. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

     Sandler O'Neill acted as financial advisor to SJ Bancorp in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of a definitive merger agreement on August 19, 2008. At the August 18, 2008 meeting at which SJ Bancorp's board considered and approved the merger agreement Sandler O'Neill delivered to the board its oral opinion which was subsequently affirmed in written form on August 19, 2008, that, as of such date, the merger consideration was fair to SJ Bancorp shareholders from a financial point of view. Sandler O'Neill has updated its fairness opinion as of the date of this proxy statement/prospectus. THE FULL TEXT OF SANDLER O'NEILL'S UPDATED OPINION IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS. THE OPINION OUTLINES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SANDLER O'NEILL IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. SJ BANCORP'S SHAREHOLDERS ARE URGED TO READ THE ENTIRE OPINION CAREFULLY IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER.

     SANDLER O'NEILL'S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE SJ BANCORP BOARD AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO SJ BANCORP SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF SJ BANCORP TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY SJ BANCORP SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER.

     In connection with rendering its August 19, 2008 opinion and its updated opinion, Sandler O'Neill reviewed and considered, among other things:

     -    the agreement;

     - certain publicly available financial statements and other historical financial information of SJ Bancorp that Sandler O'Neill deemed relevant;

     - certain publicly available financial statements and other historical financial information of Glacier that Sandler O'Neill deemed relevant;

     - internal financial projections for SJ Bancorp for the year ending December 31, 2008 and growth and performance estimates for SJ Bancorp for the years ending December 31, 2009, 2010, 2011 and 2012 as provided by and reviewed with management of SJ Bancorp;

     - publicly available consensus earnings estimates for Glacier for the years ending December 31, 2008 and 2009 and a long-term growth rate provided by senior of management of Glacier for the years thereafter;

     - the pro forma financial impact of the merger on Glacier, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of SJ Bancorp and Glacier;

     - the publicly reported historical price and trading activity for Glacier's common stock, including a comparison of certain financial and stock market information for Glacier with similar publicly available information for certain other companies the securities of which are publicly traded;

     - the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

     - the current market environment generally and the banking environment in particular; and

     - such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

     Sandler O'Neill also discussed with certain members of senior management of SJ Bancorp the business, financial condition, results of operations and prospects of SJ Bancorp and held similar discussions with certain members of senior management of Glacier regarding the business, financial condition, results of operations and prospects of Glacier.

     In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill relied upon the accuracy and completeness of all the financial and other information that was available to them from public sources, that was provided to Sandler O'Neill by SJ Bancorp or Glacier or their respective representatives or that was otherwise reviewed by Sandler O'Neill and has assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O'Neill further relied on the assurances of the management of each SJ Bancorp and Glacier that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O'Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O'Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing the assets or the liabilities (contingent or otherwise) of SJ Bancorp or Glacier or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O'Neill been furnished with any such evaluations or appraisals. Sandler O'Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of SJ Bancorp or Glacier nor has Sandler O'Neill reviewed any individual credit files relating to SJ Bancorp or Glacier. Sandler O'Neill assumed, with SJ Bancorp's consent, that the respective allowances for loan losses for both SJ Bancorp and Glacier were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

     The projections and estimates used and relied upon by Sandler O'Neill in its analyses of SJ Bancorp and the publicly available earnings and growth estimates for Glacier were discussed with SJ Bancorp senior management and Glacier, respectively who confirmed to Sandler O'Neill that those projections and estimates reflected the best currently available estimates and judgments of the future financial performance of SJ Bancorp and Glacier. With respect to the projections, earnings estimates and estimated growth rates for SJ Bancorp and Glacier, Sandler O'Neill used and relied on the projections provided by the senior management of Glacier and SJ Bancorp. All projections of transaction costs, purchase accounting adjustments and expected cost savings related to the merger were provided by or reviewed with senior managements of Glacier and SJ Bancorp and such senior managements confirmed to Sandler O'Neill that those projections reflected to best currently available estimates and judgments of such senior managements. Sandler O'Neill assumed that the financial performances reflected in all projections and estimates used by it in its analyses would be achieved. Sandler O'Neill expressed no opinion as to such projections or estimates or the assumptions on which they were based. Sandler O'Neill also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of SJ Bancorp or Glacier since the date of the last financial statements made available to them and that SJ Bancorp and Glacier will remain as going concerns for all periods relevant to the analyses.

     With respect to the merger agreement, Sandler O'Neill assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the merger agreement are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes and Sandler O'Nieill renders no opinion and make no statement herein as to the tax liabilities of individual shareholders. Sandler O'Neill's opinion was approved by Sandler O'Neill's fairness opinion committee. Sandler O'Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by SJ Bancorp's officers, directors, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholders of SJ Bancorp. Finally, with SJ Bancorp's consent, Sandler O'Neill relied upon the advice received from SJ Bancorp's legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the agreement.

     Sandler O'Neill's opinion was necessarily based upon financial, economic, market and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O'Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date hereof. Sandler O'Neill expressed no opinion as to what the value of Glacier's common stock will be when issued to SJ Bancorp's shareholders pursuant to the agreement or the prices at which the common stock of Glacier or SJ Bancorp may trade at any time.

     In rendering its August 19, 2008 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. IN ORDER TO FULLY UNDERSTAND THE FINANCIAL ANALYSES, THESE TABLES MUST BE READ TOGETHER WITH THE ACCOMPANYING TEXT. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to SJ Bancorp or Glacier and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of SJ Bancorp and Glacier and the companies to which they are being compared.

     In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of SJ Bancorp, Glacier and Sandler O'Neill. The analysis performed by Sandler O'Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to SJ Bancorp's board at the board's August 18, 2008 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of the SJ Bancorp common stock or the prices at which SJ Bancorp common stock may be sold at any time. The combined analysis of Sandler O'Neill and the opinions provided by each were among a number of factors taken into consideration by SJ Bancorp's board in making its determination to adopt the plan of merger contained in the merger agreement and the analyses described below should not be viewed as determinative of the decision of SJ's board or management with respect to the fairness of the merger.

     At the August 18, 2008 meeting of SJ Bancorp's board of directors, Sandler O'Neill presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Sandler O'Neill or the presentation made by Sandler O'Neill to SJ Bancorp's board, but is instead a summary of the material analyses performed and presented in connection with the opinion.

     In arriving at its opinion Sandler O'Neill did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Sandler O'Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support their respective opinions; rather Sandler O'Neill made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment after considering the results of all their analyses taken as a whole. Accordingly, Sandler O'Neill believes that the analysis and the summary of the analysis must be considered as a whole and that selecting portions of the analysis and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying their analyses and opinions. The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

     SUMMARY OF PROPOSAL. Sandler O'Neill reviewed the financial terms of the proposed transaction. Based upon: (i) a fixed pool of 640,000 shares to be distributed to shareholders; (ii) an aggregate cash payment of $9.0 million; and
(iii) the exercise of all SJ Bancorp options prior to closing and the closing price of Glacier's common stock on August 15, 2008 of $23.03 per share, Sandler O'Neill calculated an implied transaction value of $47.49 per share, or an aggregate transaction value of approximately $23.7 million. Based upon financial information for SJ Bancorp as of and for the twelve month period ended June 30, 2008, Sandler O'Neill calculated the following transaction ratios:

                               TRANSACTION RATIOS

Transaction Value/Last Twelve Months' Net Income   12.7x
Transaction Value/Tangible Book Value               192%
Tangible Book Premium/ Core Deposits(1)            11.0%

----------
(1) Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value over tangible book value by core deposits.

     The aggregate transaction value was approximately $23.7 million, based upon the offer price per share of $47.59, 492,902 SJ Bancorp common shares outstanding and 7,000 in-the-money stock options of SJ Bancorp common stock at a weighted-average exercise price of $13.79.

     COMPARABLE COMPANY ANALYSIS. Sandler O'Neill used publicly available information to perform a comparison of selected financial and market trading information for SJ Bancorp and two groups of financial institutions selected by Sandler O'Neill: an Intermountain West regional peer group and a Construction Lending peer group.

     The Intermountain West regional peer group consisted of the following publicly traded commercial banks headquartered in Arizona, Colorado, Idaho, Montana, New Mexico, Nevada, Utah, and Wyoming with total assets between $100 million and $1 billion:

     Bank Holdings                       Idaho Bancorp
     Idaho Independent Bank              CBOA Financial, Inc.
     State Bank Corp.                    Denver Bankshares, Inc.
     Syringa Bancorp                     Towne Bancorp, Inc.
     Great Basin Financial Corporation

     The analysis compared publicly available financial information for SJ Bancorp and the median financial and market trading data for the SJ Bancorp peer group as of and for the twelve months ended June 30, 2008. The table below sets forth the data for SJ Bancorp as of and for the twelve months ended June 30, 2008 and the median data for the SJ Bancorp's peer group as of and for the twelve months ended June 30, 2008 if available, otherwise as of and for the twelve month period ended March 31, 2008, with pricing data as of August 15, 2008.

              INTERMOUNTAIN WEST REGIONAL COMPARABLE GROUP ANALYSIS

                                                             INTERMOUNTAIN WEST REGIONAL
                                                                   COMPARABLE GROUP
                                                SJ BANCORP          MEDIAN RESULT
                                                ----------   ---------------------------
Total Assets (in millions)                        $ 145                $  282
Tangible Equity / Tangible Assets                  8.45%                10.11%
NPAs / Assets                                      0.01%                 1.38%
LLR / Loans                                        0.61%                 1.38%
Texas Ratio                                         0.1%                 15.3%
C&D / Loans                                        40.7%                 28.2%
Return on Average Assets                           1.38%                 0.51%
Return on Average Equity                           17.6%                  7.8%
Net Interest Margin                                5.36%                 4.46%
Efficiency Ratio                                     57%                   70%
Market Capitalization (in millions)                  NA                $   25
Price / Tangible Book Value                          NA                   105%
Price / Last Twelve Months Earnings per Share        NA                  15.7x

     The Construction Lending peer group consisted of the following publicly traded commercial banks headquartered nationwide with total assets between $100 million and $500 million and loan portfolios consisting of more than 35% construction and development (C&D) loans:

     Cape Fear Bank Corporation             First Commerce Community Bankshares,
                                               Inc.
     Coastal Banking Company, Inc.          Cherokee Banking Company
     Columbia Commercial Bancorp            USA Bank
     CommunitySouth Financial Corporation   Cornerstone Bancorp
     Park Sterling Bank                     Silver Falls Bank

     The analysis compared publicly available financial information for SJ Bancorp and the median financial and market trading data for the SJ Bancorp peer group as of and for the twelve months ended June 30, 2008. The table below sets forth the data for SJ Bancorp as of and for the twelve months ended June 30, 2008 and the median data for the SJ Bancorp's peer group as of and for the twelve months ended June 30, 2008 if available, otherwise as of and for the twelve month period ended March 31, 2008, with pricing data as of August 15, 2008.

                 CONSTRUCTION LENDING COMPARABLE GROUP ANALYSIS

                                                             CONSTRUCTION LENDING
                                                               COMPARABLE GROUP
                                                SJ BANCORP       MEDIAN RESULT
                                                ----------   --------------------
Total Assets (in millions)                        $ 145             $ 288
Tangible Equity / Tangible Assets                  8.45%             8.33%
NPAs / Assets                                      0.01%             1.69%
LLR / Loans                                        0.61%             1.32%
Texas Ratio                                         0.1%             23.6%
C&D / Loans                                        40.7%             42.8%
Return on Average Assets                           1.38%             0.50%
Return on Average Equity                           17.6%              5.2%
Net Interest Margin                                5.36%             3.72%
Efficiency Ratio                                     57%               74%
Market Capitalization (in millions)                  NA             $  20
Price / Tangible Book Value                          NA                81%
Price / Last Twelve Months Earnings per Share        NA              10.1x

     Sandler O'Neill used publicly available information to compare selected financial and market trading information for Glacier and a 2 groups of financial institutions selected by Sandler O'Neill: a regional peer group and a High-Performing peer group.

     Glacier's Regional peer group consisted of the following publicly traded commercial banks headquartered in Arizona, Washington, Oregon, California, Nevada, Colorado, Montana, Idaho, Utah, New Mexico with total assets between $2.5 billion and $10.0 billion:

     Umpqua Holdings Corporation       Frontier Financial Corporation
     Pacific Capital Bancorp           Hanmi Financial Corporation
     SVB Financial Group               First State Bancorporation
     CVB Financial Corp.               Columbia Banking System, Inc.
     Western Alliance Bancorporation   West Coast Bancorp
     Banner Corporation                Nara Bancorp, Inc.
     PacWest Bancorp                   CoBiz Financial Inc.
     Westamerica Bancorporation

     The analysis compared publicly available financial and market trading information for Glacier and the median data for Glacier peer group as of and for the twelve months ended June 30, 2008. The table below sets forth the data for Glacier and the median data for the Glacier peer group as of and for the twelve months ended June 30, 2008, with pricing data as of August 15, 2008.

                       REGIONAL COMPARABLE GROUP ANALYSIS

                                                          REGIONAL COMPARABLE GROUP
                                                GLACIER         MEDIAN RESULT
                                                -------   -------------------------
Total Assets (in millions)                      $5,028             $4,189
Tangible Equity / Tangible Assets                 8.14%              6.71%
NPAs / Assets                                     0.52%              1.35%
LLR / Loans                                       1.59%              1.52%
Texas Ratio                                        4.3%              13.5%
C&D / Loans                                       28.6%              17.1%
Return on Average Assets                          1.49%              0.73%
Return on Average Tangible Equity                 13.6%               8.8%
Net Interest Margin                               4.59%              4.29%
Efficiency Ratio                                    52%                56%
Market Capitalization (in millions)             $1,243             $  480
Price / Tangible Book Value                        313%               140%
Price / Last Twelve Months Earnings per Share     17.3x              15.3x
Price / Estimated 2008 Earnings per Share(1)      16.8x              16.1x
Price / Estimated 2009 Earnings per Share(1)      15.2x              12.4x

----------
(1) Based on Thomson First Call consensus estimates outstanding

     Glacier's High-Performing peer group consisted of the following publicly traded commercial banks listed on NYSE or NASDAQ with assets between $2.5 and
10.0 billion and ROAE greater than 12.5% and NPAs less than 1%:

     Old National Bancorp      Westamerica Bancorporation
     SVB Financial Group       BancFirst Corporation
     CVB Financial Corp.       First Financial Bankshares, Inc.
     Hancock Holding Company   Bank of the Ozarks, Inc.
     NBT Bancorp Inc.          Republic Bancorp, Inc.
     S&T Bancorp, Inc.         Washington Trust Bancorp, Inc.

     The analysis compared publicly available financial and market trading information for Glacier and the median data for Glacier peer group as of and for the twelve months ended June 30, 2008. The table below sets forth the data for Glacier and the median data for the Glacier peer group as of and for the twelve months ended June 30, 2008, with pricing data as of August 15, 2008.

                    HIGH-PERFORMING COMPARABLE GROUP ANALYSIS

                                                           HIGH-PERFORMING
                                                          COMPARABLE GROUP
                                                GLACIER     MEDIAN RESULT
                                                -------   ----------------
Total Assets (in millions)                      $5,028        $4,271
Tangible Equity / Tangible Assets                 8.14%         6.71%
NPAs/Assets                                       0.52%         0.36%
LLR/Loans                                         1.59%         1.30%
Texas Ratio                                        4.3%          3.7%
C&D/Loans                                         28.6%          7.5%
Return on Average Assets                          1.49%         1.24%
Return on Average Equity                          13.6%         15.0%
Net Interest Margin                               4.59%         3.93%
Efficiency Ratio                                    52%           55%
Market Capitalization (in millions)             $1,243        $  983
Price / Tangible Book Value                        313%          269%
Price / Last Twelve Months Earnings per Share     17.3x         15.7x
Price / Estimated 2008 Earnings per Share(1)      16.8x         16.0x
Price / Estimated 2009 Earnings per Share(1)      15.2x         15.4x

----------
(1) Based on Thomson First Call consensus estimates outstanding

     STOCK TRADING HISTORY. Sandler O'Neill reviewed the history of the reported trading prices and volume of Glacier common stock for the one-year and three-year period ended August 15, 2008. Sandler O'Neill then compared the relationship between the movements in the price of Glacier common stock against the movements in the prices of the Standard & Poor's 500 Index, the NASDAQ Bank Index, the Standard & Poor's Bank Index and the median performance of the High-Performing peer group - a weighted average (by market capitalization) composite of publicly traded comparable depository institutions selected by Sandler O'Neill. The composition of the peer group for Glacier is discussed under the relevant section under "Comparable Group Analysis" above.

     During the one-year period ended August 15, 2008, Glacier common stock outperformed NASDAQ Bank Index, S&P 500 Index and S&P Bank Index but underperformed when compared to the composite peer group. During the three-year period ended August 15, 2008, Glacier common stock outperformed when compared to the

High-Performing composite peer group, S&P Bank Index, NASDAQ Bank Index and S&P 500 index.

                      GLACIER'S ONE-YEAR STOCK PERFORMANCE

                         BEGINNING INDEX VALUE   ENDING INDEX VALUE
                            AUGUST 15, 2007        AUGUST 15, 2008
                         ---------------------   ------------------
Glacier                          100.0%                111.3%
Selected Peer Group(1)           100.0                 120.0
NASDAQ Bank Index                100.0                  82.3
S&P Bank Index                   100.0                  65.2
S&P 500 Index                    100.0                  91.9

(1) Refers to the peer group outlined in the Comparable Group Analysis section above.

                     GLACIER'S THREE-YEAR STOCK PERFORMANCE

                         BEGINNING INDEX VALUE   ENDING INDEX VALUE
                            AUGUST 15, 2005        AUGUST 15, 2008
                         ---------------------   ------------------
Glacier                          100.0%                112.7%
Selected Peer Group(1)           100.0                 102.4
NASDAQ Bank Index                100.0                  73.9
S&P Bank Index                   100.0                  61.7
S&P 500 Index                    100.0                 104.2

(1) Refers to the High-Performing peer group outlined in the Comparable Group Analysis section above.

     ANALYSIS OF SELECTED MERGER TRANSACTIONS. Sandler O'Neill reviewed 25 merger transactions announced nationwide from January 1, 2008 through August 15, 2008 involving community banks as acquired institutions with announced transaction values between $10 million and $50 million. Sandler O'Neill reviewed the following multiples: transaction price at announcement to last twelve months' net income, transaction value to tangible book value, tangible book premium to core deposits and premium to market price and then computed high, low, mean, median multiples and premiums for the transactions. The median multiples were applied to SJ Bancorp's financial information as of and for the twelve months ended June 30, 2008. As illustrated in the following tables, Sandler O'Neill derived an imputed range of values for a share of SJ Bancorp common stock of $43.45 to $100.96 based upon the median multiples for the Nationwide transactions. The implied transaction value of the merger as calculated by Sandler O'Neill was $47.49 per share.

                              TRANSACTION MULTIPLES

                                                        NATIONWIDE 2008
                                                           DEALS (1)
                                                  ------------------------
                                                      Median
                                                  Multiple Value   Implied
                                                  --------------   -------
Price per Share / Last twelve months Net Income        26.9x       $100.96
Price per Share / Book Value                            175%       $ 43.45
Price per Share / Tangible Book Value                   180%       $ 44.57
Core Deposit Premium(2)                                 9.7%       $ 45.41

(1) Nationwide commercial bank deals announced since Jan. 1, 2008 with deal values between $10 and $50 million

(2) Core deposits are defined as total deposits less time deposits over $100,000. The core deposit premium is calculated by taking transaction value, less tangible book value, divided by core deposits

     NET PRESENT VALUE ANALYSIS. Sandler O'Neill performed an analysis that estimated the net present value per share of SJ Bancorp common stock under various circumstances. In the analysis, Sandler O'Neill assumed SJ Bancorp performed in accordance with the 2008 net income projection and estimated growth rate for the years ended December 31, 2009 through 2012 provided by SJ Bancorp management. To approximate the terminal value of SJ Bancorp common stock at December 31, 2012, Sandler O'Neill applied price to last twelve months earnings multiples of 8.0x to 18.0x and multiples of tangible book value ranging from 50% to 175%. The terminal values were then discounted to present values using different discount rates ranging from 12.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of SJ Bancorp's common stock. In addition, the net present value of SJ Bancorp common stock at December 31, 2012 was calculated using the same range of price to last twelve months earnings multiples (8.0x - 18.0x) applied to a range of discounts and premiums to budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 14.08% for the analysis.

     As illustrated in the following tables, the analysis indicated an imputed range of values per share for SJ Bancorp common stock of $24.21 to $58.62 when applying the price/earnings multiples to the matched budget, $13.30 to $44.38 when applying multiples of tangible book value to the matched budget, and $20.39 to $66.69 when applying the price/earnings multiples to the -25% / +25% budget range.

     EARNINGS PER SHARE MULTIPLES

DISCOUNT RATE      8.0X    10.0X    12.0X    14.0X    16.0X    18.0X
---------------   ------   ------   ------   ------   ------   ------
12.00%            $28.14   $34.24   $40.33   $46.43   $52.53   $58.62
13.00%            $27.09   $32.95   $38.80   $44.66   $50.52   $56.37
14.00%            $26.08   $31.71   $37.34   $42.97   $48.60   $54.23
15.00%            $25.13   $30.54   $35.95   $41.36   $46.77   $52.19
16.00%            $24.21   $29.42   $34.62   $39.83   $45.03   $50.24

     EARNINGS PER SHARE MULTIPLES

BUDGET VARIANCE   8.0X     10.0X    12.0X    14.0X    16.0X    18.0X
---------------   ------   ------   ------   ------   ------   ------
(25.0%)           $20.39   $24.60   $28.81   $33.02   $37.23   $41.44
(20.0%)           $21.52   $26.01   $30.49   $34.98   $39.47   $43.96
(15.0%)           $22.64   $27.41   $32.18   $36.95   $41.72   $46.49
(10.0%)           $23.76   $28.81   $33.86   $38.91   $43.96   $49.01
(5.0%)            $24.88   $30.21   $35.55   $40.88   $46.21   $51.54
 0.0%             $26.01   $31.62   $37.23   $42.84   $48.45   $54.06
 5.0%             $27.13   $33.02   $38.91   $44.80   $50.70   $56.59
 10.0%            $28.25   $34.42   $40.60   $46.77   $52.94   $59.11
 15.0%            $29.37   $35.83   $42.28   $48.73   $55.19   $61.64
 20.0%            $30.49   $37.23   $43.96   $50.70   $57.43   $64.16
 25.0%            $31.62   $38.63   $45.65   $52.66   $59.68   $66.69

     TANGIBLE BOOK VALUE PER SHARE MULTIPLES

DISCOUNT RATE       50%      75%     100%     125%     150%     175%
---------------   ------   ------   ------   ------   ------   ------
12.50%            $15.37   $21.17   $26.97   $32.78   $38.58   $44.38
13.00%            $14.81   $20.39   $25.97   $31.54   $37.12   $42.69
14.00%            $14.28   $19.64   $25.00   $30.36   $35.72   $41.08
15.00%            $13.78   $18.93   $24.09   $29.24   $34.39   $39.55
16.00%            $13.30   $18.26   $23.21   $28.17   $33.12   $38.08

     Sandler O'Neill also performed an analysis that estimated the net present value per share of Glacier common stock under various circumstances. In the analysis Sandler O'Neill assumed Glacier performed in accordance with the publicly available consensus earnings estimates for 2008 and 2009 and estimated growth rate for the years ended December 31, 2010 through 2012 provided by Glacier management. To approximate the terminal value of Glacier common stock at December 31, 2012, Sandler O'Neill applied price to last twelve months earnings multiples of 12.0x to 20.0x and multiples of tangible book value ranging from 150% to 350%. The terminal values were then discounted to present values using different discount rates ranging from 9.00% to 15.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Glacier common stock. In addition, the net present value of Glacier common stock at December 31, 2012 was calculated using the same range of price to last twelve months earnings multiples (12.0x - 20.0x) applied to a range of underperformance and outperformance to budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 12.94% for the analysis.

     As illustrated in the following tables, the analysis indicated an imputed range of values per share for Glacier common stock of $14.95 to $29.69 when applying the price/earnings multiples to the matched budget, $11.68 to $30.90 when applying multiples of tangible book value to the matched budget, and $12.65 to $31.25 when applying the price/earnings multiples to the -25% / +25% budget range.

     EARNINGS PER SHARE MULTIPLES

DISCOUNT RATE     12.0X    14.0X    16.0X    18.0X    20.0X
---------------   ------   ------   ------   ------   ------
9.00%             $18.78   $21.51   $24.23   $26.96   $29.69
10.00%            $18.06   $20.68   $23.30   $25.91   $28.53
11.00%            $17.38   $19.89   $22.40   $24.92   $27.43
12.00%            $16.72   $19.14   $21.55   $23.97   $26.38
13.00%            $16.10   $18.42   $20.74   $23.06   $25.38
14.00%            $15.51   $17.74   $19.97   $22.20   $24.43
15.00%            $14.95   $17.09   $19.23   $21.38   $23.52

     EARNINGS PER SHARE MULTIPLES

BUDGET VARIANCE   12.0X    14.0X    16.0X    18.0X    20.0X
---------------   ------   ------   ------   ------   ------
(25.0%)           $12.65   $14.40   $16.14   $17.88   $19.63
(20.0%)           $13.35   $15.21   $17.07   $18.93   $20.79
(15.0%)           $14.05   $16.02   $18.00   $19.98   $21.95
(10.0%)           $14.75   $16.84   $18.93   $21.02   $23.12
 (5.0%)           $15.44   $17.65   $19.86   $22.07   $24.28
  0.0%            $16.14   $18.47   $20.79   $23.12   $25.44
  5.0%            $16.84   $19.28   $21.72   $24.16   $26.60
 10.0%            $17.54   $20.09   $22.65   $25.21   $27.77
 15.0%            $18.23   $20.91   $23.58   $26.25   $28.93
 20.0%            $18.93   $21.72   $24.51   $27.30   $30.09
 25.0%            $19.63   $22.53   $25.44   $28.35   $31.25


     TANGIBLE BOOK VALUE PER SHARE MULTIPLES

DISCOUNT RATE      150%     200%     250%     300%     350%
---------------   ------   ------   ------   ------   ------
 9.00%            $14.62   $18.69   $22.76   $26.83   $30.90
10.00%            $14.07   $17.97   $21.88   $25.79   $29.69
11.00%            $13.54   $17.29   $21.04   $24.79   $28.54
12.00%            $13.04   $16.65   $20.25   $23.85   $27.45
13.00%            $12.57   $16.03   $19.49   $22.95   $26.41
14.00%            $12.11   $15.44   $18.77   $22.09   $25.42
15.00%            $11.68   $14.88   $18.08   $21.27   $24.47

     In connection with its analyses, Sandler O'Neill considered and discussed with the SJ Bancorp board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O'Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results

     PRO FORMA MERGER ANALYSIS. Sandler O'Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the 4th quarter of 2008; (2) the deal value per share is equal to a $47.49 per SJ Bancorp share; (3) all options for SJ Bancorp common stock will be exercised prior to close and any unexercised options will be cancelled; (4) SJ Bancorp performs in accordance with an estimated earnings per share growth rate for the year ending December 31, 2008 as discussed with senior management of SJ Bancorp and an estimated growth rate for the years ended December 31, 2009 through 2012 as discussed with senior management of SJ Bancorp; and (5) Glacier performs in accordance with the publicly available consensus earnings estimates for 2008 and 2009 and estimated growth rate for the years ended December 31, 2010 through 2012 provided by Glacier management. The analyses indicated that for the year ending December 31, 2009, the merger would be accretive to Glacier's projected earnings per share and, at December 31, 2008 the merger would be dilutive to Glacier's tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material

     MISCELLANEOUS. SJ Bancorp has agreed to pay Sandler O'Neill a transaction fee in connection with the merger of approximately $355,000, of which $100,000 became due when Sandler O'Neill rendered its opinion, and the balance of which is contingent, and payable, upon closing of the merger. SJ Bancorp has also agreed to reimburse certain of Sandler O'Neill reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

     In the ordinary course of its respective broker and dealer businesses, Sandler O'Neill may purchase securities from and sell securities to SJ Bancorp and Glacier and their affiliates. Sandler O'Neill may also actively trade the debt and/or equity securities of SJ and Glacier or their affiliates for its own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

RECOMMENDATION OF THE SJ BANCORP BOARD

     The board of directors of SJ Bancorp has concluded that the proposed merger as described in the merger agreement is in the best interest of SJ Bancorp and its shareholders. AFTER CAREFULLY CONSIDERING THE PROPOSED MERGER, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF SJ BANCORP VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.

                                   THE MERGER

     The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as APPENDIX A.

BASIC TERMS OF THE MERGER

     The merger agreement provides for the merger of SJ Bancorp with and into Glacier. Following the merger, SJ Bank will operate as a wholly owned subsidiary of Glacier.

     In the merger, SJ Bancorp shareholders will receive a combination of Glacier common stock and cash for their SJ Bancorp common stock, as described below.

     While Glacier and SJ Bancorp believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See "--Conditions to the Merger" and "--Regulatory Requirements."

MERGER CONSIDERATION

     The merger agreement provides that as of the effective date of the merger, each share of SJ Bancorp common stock will be converted into the right to receive an amount of merger consideration consisting of a combination of Glacier common stock and cash, as described below.

     The total merger consideration consists of a stock portion and a cash portion, which will be determined in the following manner:

     Stock Portion of Merger Consideration

     The total stock consideration payable by Glacier is fixed at 640,000 shares of Glacier common stock.

     Cash Portion of Merger Consideration

     The total cash consideration payable by Glacier is $9,000,000. This amount is subject to reduction, on a dollar for dollar basis, by the amount by which the "SJ Bancorp Closing Capital" is less than $11,350,000.

     The "SJ Bancorp Closing Capital" is defined in the merger agreement as an amount, as of the closing date of the merger, equal to SJ Bancorp's capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles ("GAAP"), after giving effect to:

     - the payment of all SJ Bancorp "Transaction Fees" (as defined in the merger agreement);

     - the payment due to Mr. John Stolfa under an Incentive Bonus Agreement dated August 21, 2007;

     - the impact of an increase in the SJ Bancorp allowance for possible loan and lease losses to $2,050,000 as provided for in the merger agreement; and

     - adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on SJ Bancorp's balance sheet.

     The value of the consideration (in a combination of Glacier stock and cash) that an SJ Bancorp shareholder will receive for each share of SJ Bancorp common stock is the sum of (i) the per-share cash consideration and (ii) the per-share stock consideration, referred to collectively in the merger agreement as the "merger consideration." The per-share cash consideration is the amount obtained by dividing the $9,000,000 total cash consideration (reduced for any SJ Bancorp Closing Capital adjustment) by the number of shares of SJ Bancorp common stock outstanding on the effective date of the merger. The per-share stock consideration is the number of Glacier shares determined by dividing 640,000 by the number of shares of SJ Bancorp common stock outstanding on the effective date of the merger.

     Assuming for purposes of illustration only that (i) there is no reduction of the cash portion of the merger consideration, (ii) all SJ Bancorp stock options are exercised prior to the closing of the merger, and (iii) the Glacier common stock is valued at $24.25 (the closing price for Glacier common stock on September 23, 2008), each share of SJ Bancorp common stock would receive a value equal to $49.05, consisting of $18.004 in cash and 1.2803 shares of Glacier common stock. This value does not include any distributions that may be made to shareholders prior to the closing of the merger if the SJ Bancorp Closing Capital exceeds $11,350,000.

POSSIBLE PAYMENT OF DIVIDEND

     As described immediately above, if the SJ Bancorp Closing Capital is less than $11,350,000, the cash portion of the merger consideration payable by Glacier will be reduced by a corresponding amount. The merger agreement provides that if the SJ Bancorp Closing Capital exceeds $11,350,000, SJ Bancorp may, effective immediately prior to the closing of the merger, declare and pay a dividend to its shareholders in the amount of such excess.

FRACTIONAL SHARES

     No fractional shares of Glacier common stock will be issued to any holder of SJ Bancorp common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the "Glacier Average Closing Price" calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

EFFECTIVE DATE OF THE MERGER

     Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the fourth quarter of 2008. Either Glacier or SJ Bancorp may terminate the merger agreement if the effective date does not occur on or before February 28, 2009.

LETTER OF TRANSMITTAL

     Prior to the closing of the merger, Glacier's exchange agent will send a letter of transmittal to each person who was an SJ Bancorp shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of SJ Bancorp common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

     All shares of Glacier common stock issued to the holders of SJ Bancorp common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your SJ Bancorp stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date of the merger with respect to Glacier common stock into which your shares have been converted. When you surrender your certificates, Glacier will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time of the merger, there will be no transfers on the stock transfer books of SJ Bancorp of any shares of SJ Bancorp common stock. If certificates representing shares of SJ Bancorp common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of SJ Bancorp common stock represented by those certificates shall have been converted.

     If a certificate for SJ Bancorp common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Glacier in consultation with SJ Bancorp, and appropriate and customary identification.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of SJ Bancorp common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder (including final, temporary or proposed regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

     This discussion assumes that the SJ Bancorp shareholders hold their shares of SJ Bancorp common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to SJ Bancorp shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are subject to such special treatment because they are:

     - financial institutions, mutual funds, dealers in securities or insurance companies;

     -    tax-exempt organizations;

     -    S corporations or other pass-through entities;

     -    non-United States persons;

     - SJ Bancorp shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may be subject to the alternative minimum tax provisions of the Code; or

     - SJ Bancorp shareholders who received their SJ Bancorp common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

     Consummation of the merger is conditioned upon the receipt by SJ Bancorp and Glacier of the opinion of Graham & Dunn PC, counsel to Glacier, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the date of such opinion, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service ("IRS") or the courts, and neither SJ Bancorp nor Glacier intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

     If upon the consummation of the merger a holder exchanges all of his, hers or its shares of SJ Bancorp common stock for a combination of Glacier common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of fractional shares) and the fair market value of the Glacier common stock (including any fractional shares deemed received and exchanged for cash) received pursuant to the merger over the holder's adjusted tax basis in its shares of SJ Bancorp common stock surrendered) or (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares with a different holding period. Any recognized gain will generally be long-term capital gain if the holder's holding period with respect to the SJ Bancorp common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder's ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See "--Possible Treatment of Cash as a Dividend" below.

     The aggregate tax basis of Glacier common stock received by a holder that exchanges his, hers or its shares of SJ Bancorp common stock for a combination of Glacier common stock and cash pursuant to the merger (before reduction for the basis in any fraction shares deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis of the shares of SJ Bancorp common stock surrendered for Glacier common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (other than cash received in lieu of a fractional share), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange (other than gain recognized as a result of cash received in lieu of a fractional share). The holding period of the Glacier common stock will include the holding period of the shares of SJ Bancorp common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of SJ Bancorp common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Glacier common stock received in the exchange.

     Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder's deemed percentage stock ownership of Glacier. For purposes of this determination, the holder is treated as if it first exchanged all of his, hers or its shares of SJ Bancorp common stock solely for Glacier common stock and Glacier then immediately redeemed (the "deemed redemption") a portion of the Glacier common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is
(1) substantially disproportionate with respect to the holder, or (2) not essentially equivalent to a dividend.

     The deemed redemption, generally, will be substantially disproportionate with respect to a holder if the holder owns, actually and constructively, (i) less than 50% of the total combined voting power of all classes of Glacier stock entitled to vote and (ii) less than 80% of the percentage of Glacier stock the holder actually and constructively owned before the deemed redemption. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a holder will depend upon the particular circumstances of the holder. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the holder's actual and constructive percentage stock ownership of Glacier. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Glacier the holder is deemed to actually and constructively own immediately before the deemed redemption and (2) the percentage of the outstanding stock of Glacier the holder actually and constructively owns immediately after the deemed redemption. In determining whether the deemed redemption is substantially disproportionate or not essentially equivalent to a dividend, a holder is deemed to own stock actually owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

     Cash Received in Lieu of a Fractional Share. Cash received by a holder of SJ Bancorp common stock in lieu of a fractional share of Glacier common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder's aggregate adjusted tax basis of the share of SJ Bancorp common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of SJ Bancorp common stock is more than one year.

     Dissenting Shareholders. Holders of SJ Bancorp common stock who dissent with respect to the merger, as discussed in "Dissenters' Rights," and who receive cash in respect of their shares of SJ Bancorp common stock, and who own such shares as a capital asset and who do not actually or constructively own shares of Glacier after the merger, will recognize gain or loss in an amount equal to the difference between the amount of cash received in the exchange and the holder's aggregate tax basis in his or her shares of SJ Bancorp common stock. The gain or loss will be long-term capital gain or loss if the shares of SJ Bancorp were held for more than one year.

     Backup Withholding. Non-corporate shareholders of SJ Bancorp may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

     - furnish a correct taxpayer identification number and certify under penalty of perjury that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

     -    are otherwise exempt from backup withholding.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder's federal income tax liability, provided he or she furnishes the required information to the IRS.

     Reporting Requirements. Shareholders who receive Glacier common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with such holder's federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. SJ Bancorp shareholders will be responsible for the preparation of their own tax returns.

     Graham & Dunn PC has delivered an opinion to the foregoing effect to Glacier and SJ Bancorp. The opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions and on representations made by officers of Glacier and SJ Bancorp to Graham & Dunn PC, and contains qualifications appropriate to the subject matter.

     An opinion of counsel only represents counsel's best legal judgment and has no binding effect or official status of any kind. No assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. Neither SJ Bancorp nor Glacier has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.

     THE FOREGOING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SJ BANCORP SHAREHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. IN ADDITION, THERE MAY BE RELEVANT STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES, NONE OF WHICH IS DESCRIBED ABOVE. BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING ON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER, EACH SJ BANCORP SHAREHOLDER SHOULD CONSULT HIS, HERS OR ITS OWN TAX ADVISOR REGARDING ITS SPECIFIC TAX SITUATION AND STATUS, INCLUDING THE SPECIFIC APPLICATION OF STATE, LOCAL AND FOREIGN LAWS TO SUCH SHAREHOLDER AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

SJ BANCORP STOCK OPTIONS

     The merger agreement provides that if any holder of a stock option granted under the Bank of the San Juans 1998 Incentive Stock Option Plan ("SJ Option Plan") exercises such option after the date of the merger agreement and before the effective date of the merger, the SJ Bancorp shares issued upon exercise will be entitled to receive merger consideration on the same terms as all other outstanding SJ Bancorp shares. All unexercised stock options will be canceled on the effective date of the merger in accordance with the SJ Option Plan.

VOTING AGREEMENT

     The directors of SJ Bancorp and their spouses have entered into a Voting Agreement, dated as of August 19, 2008. In the Voting Agreement, each director and his spouse agrees, among other things, to vote the shares of SJ Bancorp common stock that he or she owns or controls in favor of the merger. The directors who have entered into this Voting Agreement are entitled to vote a total of 124,889 outstanding shares of SJ Bancorp common stock, which is 25.3% of the total shares outstanding.

DISSENTERS' RIGHTS OF APPRAISAL

     Under provisions of Colorado law, SJ Bancorp shareholders have the right to dissent from the merger and to receive payment in cash of the "fair value" of their shares of SJ Bancorp common stock.

     FAILURE OF A SHAREHOLDER TO COMPLY STRICTLY WITH THE STATUTORY REQUIREMENTS WILL RESULT IN LOSS OF HIS OR HER DISSENTER'S RIGHTS. No advice can be given as to the ultimate value that an appraiser may place upon the shares held by those who choose to dissent. Accordingly, we strongly encourage you to consult with a knowledgeable professional advisor before exercising your dissenters' rights.

     SJ Bancorp shareholders electing to exercise dissenters' rights must comply with the applicable provisions of Colorado law in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that an SJ Bancorp shareholder must follow in order to dissent from the merger and perfect dissenters' rights. THIS SUMMARY, HOWEVER, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE PROVISIONS OF ARTICLE 113 OF THE COLORADO BUSINESS CORPORATION ACT, THE FULL TEXT OF WHICH ARE SET FORTH IN APPENDIX B TO THIS DOCUMENT.

     Shareholders of SJ Bancorp as of the record date may exercise dissenters' rights as to all of the shares registered in such record holder's name in connection with the merger by strictly complying with Article 113 of the Colorado Business Corporation Act (the "CBCA"). Shareholders may exercise dissenter's rights as to fewer than all of their shares only if the narrow exceptions of Section 7-113-203 of the CBCA are applicable to them. By perfecting dissenters' rights, you will be entitled to receive, if the merger is consummated, the "fair value" of the shares of SJ Bancorp common stock that you owned upon the effective time of the merger, plus accrued interest from the time the merger is effectuated to the time payment is made. The following is a summary of the statutory procedures that you must follow in the event you elect to exercise your dissenters' rights under the CBCA. This summary is not complete and is qualified in its entirety by reference to Article 113 of the CBCA, the text of which is set forth in full in Appendix B to this proxy statement.

     How to exercise and perfect your right to dissent. In order to be eligible to exercise your right to dissent to the merger and to receive, upon compliance with the statutory requirements summarized below, the fair value of your shares of SJ Bancorp common stock upon the effective time of the merger:

     - You must, prior to the vote on the merger at the special meeting, provide SJ Bancorp with a written notice that states that you intend to exercise your right to dissent if the merger is consummated; and

     - You must not vote your shares of SJ Bancorp common stock in favor of the merger agreement.

     Any written notice of intent to exercise the right of dissent should be signed and addressed as follows:

                      BANK OF THE SAN JUANS BANCORPORATION
                              144 East Eight Street
                                Durango, CO 83301
                           ATTN: Arthur C. Chase, Jr.

     A shareholder who executes and returns an unmarked proxy will have his or her shares voted "FOR" the merger agreement and, as a consequence thereof, such shareholder will be foreclosed from exercising rights as a dissenting shareholder.

     Your demand for payment. If you comply with the two bulleted items described above and the merger is completed, SJ Bancorp, as the surviving corporation in the merger, will, within 10 days of the completion of the merger, deliver or mail to all holders of SJ Bancorp common stock who satisfied the foregoing requirements, a written notice containing all of the information required by Colorado law. In order to preserve your rights as a dissenting shareholder, you must deposit those share certificates representing the dissenting shares together with your demand for payment pursuant to the provisions set forth in Article 113 of the CBCA. The date upon which to base the determination of the fair value of your shares of SJ Bancorp common stock will be the date upon which the merger shall become effective. If you should fail to strictly comply with all of the conditions set forth in this section for asserting your rights as a dissenting shareholder, you will lose the right to dissent and will be bound by the terms of the merger agreement.

     SJ Bancorp's action upon receipt of your demand for payment. SJ Bancorp will pay you, if eligible and if you have properly exercised your rights as a dissenting shareholder under Article 113 of the CBCA, SJ Bancorp's estimate of the fair value of the shares, plus interest from the date of the merger to the date that such payment is made. SJ Bancorp will also provide the information as required by Article 113 of the CBCA, to you as the holder of record of the dissenting shares.

     Payment of the fair value of your shares of SJ Bancorp common stock upon agreement of an estimate. If you and SJ Bancorp agree on the fair value of your shares of SJ Bancorp common stock, SJ Bancorp shall then proceed to pay the amount of the fair value to you upon receipt of your duly endorsed share certificates, plus accrued interest, as provided for under Article 113 of the CBCA. Upon payment of the agreed fair value, you will cease to have any interest to the merger consideration provided for in the merger agreement with respect to such shares.

     Procedure if you are dissatisfied with SJ Bancorp's estimate. If you and SJ Bancorp disagree on the fair value of your shares of SJ Bancorp common stock, and you wish to demand payment of the fair value of your shares, or your estimate of the fair value of your shares and the amount of interest due, you must give notice in writing of such demand and such notice must be received by SJ Bancorp within 30 days after SJ Bancorp made or offered payment to you as the holder of record for the dissenting shares.

     Commencement of legal proceedings if a demand for payment remains unsettled. If you have complied and properly exercised your rights under Articles 113 of the CBCA, and believe that (i) the amount offered or paid is less than the fair value of your shares or that the interest is incorrectly calculated; (ii) we have failed to make payment within the 60 day deadline for receiving payment demand; or (iii) we do not return the deposited share certificates, then you may, within 60 days of the expiration of the 60 days after the effective time of the merger, give written notice to SJ Bancorp of your estimate of the fair value and the interest due, less any payment previously made by SJ Bancorp or you may also reject our offer and demand payment of the fair value of the shares and interest due. If your demand for payment remains unresolved, then SJ Bancorp may, within 60 days receipt thereof, commence a proceeding and petition the court to determine the fair value of your shares and interest due. If we do not make such a timely request, we must pay you the amount set forth on your demand for payment.

     Federal income tax consequences. See " The Merger-Federal Income Tax Consequences of the Merger," for a discussion on the federal income tax consequences of the merger to you, if you should elect to dissent from the merger.

     THE FAILURE OF A SHAREHOLDER TO COMPLY STRICTLY WITH THE APPLICABLE REQUIREMENTS OF COLORADO LAW WILL RESULT IN A LOSS OF HIS OR HER DISSENTER'S RIGHTS. A COPY OF THE RELEVANT STATUTORY PROVISIONS IS ATTACHED AS APPENDIX B. YOU SHOULD REFER TO THIS APPENDIX FOR A COMPLETE STATEMENT CONCERNING DISSENTERS' RIGHTS AND THE FOREGOING SUMMARY OF SUCH RIGHTS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THAT APPENDIX.

CONDITIONS TO THE MERGER

     Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

     Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party's obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and SJ Bancorp, are as follows:

     -    approval of the merger by SJ Bancorp shareholders;

     - accuracy of the other party's representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

     - compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

     - that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

     - that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

     - the parties shall have agreed on the amount of the SJ Bancorp Closing Capital;

     - Glacier's and SJ Bancorp's receipt of a tax opinion from Graham & Dunn PC; and

     - the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of SJ Bancorp, has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

     In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that include the following:

     - employment agreements between SJ Bank and Arthur C. Chase Jr. and John Stolfa shall have become effective;

     - that in the opinion of the management of SJ Bancorp (and as evidenced by a certificate from SJ Bancorp to such effect), SJ Bancorp's allowance for loan and lease losses, as adjusted pursuant to the terms of the merger agreement, is adequate to absorb SJ Bancorp's anticipated loan losses;

     - that the SJ Bancorp Closing Capital will not be less that $11,200,000 at the closing of the merger; and

     - that the aggregate deposits of SJ Bancorp, excluding certificates of deposit (or equivalents) of $100,000 or more and brokered deposits, is not less than $90 million at the closing of the merger.

     Additionally, either Glacier or SJ Bancorp may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under "-Termination of the Merger Agreement."

     Either Glacier or SJ Bancorp may waive any of the other party's conditions, except those that are required by law (such as receipt of regulatory approvals and SJ Bancorp shareholder approval). Either Glacier or SJ Bancorp may also grant extended time to the other party to complete an obligation or condition.

AMENDMENT OF THE MERGER AGREEMENT

     The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the SJ Bancorp special meeting of the shareholders. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of SJ Bancorp shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of consideration SJ Bancorp shareholders will receive in the merger would require further SJ Bancorp shareholder approval.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement contains several provisions entitling either Glacier or SJ Bancorp to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

     Lapse of Time. If the merger has not been consummated on or before February 28, 2009, then at any time after that date, the board of directors of either Glacier or SJ Bancorp may terminate the merger agreement and the merger if (i) the terminating party's board of directors decides to terminate by a majority vote of all if its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

     Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by SJ Bancorp shareholders, by mutual consent. if the board of directors of each party agrees to terminate by a majority vote of all of its members.

     No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

     Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

     Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement), if (i) the SJ Bancorp board of directors fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether the SJ Bancorp board of directors recommends approval of the merger to its shareholders, Glacier may terminate the merger agreement if SJ Bancorp shareholders elect not to approve the merger.

     Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the States of Montana or Colorado to restrain or invalidate the merger or the merger agreement.

     Potential Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding shares of SJ Bancorp common stock are proposed dissenting shares (as defined in the merger agreement).

     Superior Proposal --Termination by SJ Bancorp. SJ Bancorp may terminate the merger agreement if its board of directors determines in good faith that SJ Bancorp has received a "Superior Proposal" as defined in the merger agreement. This right is subject to the requirement that SJ Bancorp may terminate the merger agreement only if SJ Bancorp (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties; and
(ii) subsequent to delivering the notice of termination to Glacier, SJ Bancorp intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) SJ Bancorp has provided Glacier with at least five business days prior notice that SJ Bancorp intends to accept a Superior Proposal and given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (negotiated in good faith between Glacier and SJ Bancorp) in such a manner as would enable SJ Bancorp to proceed with the merger and (iv) simultaneously upon entering into a letter of intent or agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

     Superior Proposal -- Termination by Glacier. Glacier may terminate the merger agreement if (i) an "Acquisition Event" (as defined in the merger agreement) has occurred or (ii) a third party has made a proposal to SJ Bancorp or its shareholders to engage in, or has entered into an agreement with respect to, an Acquisition Event, and the merger agreement and the merger are not approved at the special meeting of SJ Bancorp shareholders.

TERMINATION FEES

     Subject to certain exceptions, SJ Bancorp will pay Glacier a termination fee of $200,000 if Glacier terminates the merger agreement based on an SJ Bancorp breach of its representations or breach of its covenants. Glacier will pay SJ Bancorp a termination fee of $200,000 if SJ Bancorp terminates the merger agreement based on a Glacier breach of its representations or breach of its covenants.

BREAK-UP FEE

     If the merger agreement is terminated because (i) the SJ Bancorp board of directors fails to recommend shareholder approval of the merger agreement; or
(ii) SJ Bancorp terminates the merger agreement after receiving a "Superior Proposal" (as defined in the merger agreement) and Glacier declines the opportunity to amend the terms of the merger agreement to enable SJ Bancorp's board of directors to proceed with the merger; or (iii) Glacier terminates the merger agreement after SJ Bancorp 's receipt of a Superior Proposal followed by an immediate Acquisition Event, then SJ Bancorp will immediately pay Glacier a break-up fee of $1,000,000. If the merger agreement is terminated by Glacier due to SJ Bancorp's receipt of a proposal to enter into an Acquisition Event and the merger agreement and merger are not approved at the shareholders' meeting, and prior to or within six months after such termination, SJ Bancorp or SJ Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 12 months after such termination an Acquisition Event has occurred, then SJ Bancorp will promptly pay to Glacier the break-up fee in the amount of $1,000,000.

ALLOCATION OF COSTS UPON TERMINATION

     If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and SJ Bancorp will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

CONDUCT PENDING THE MERGER

     The merger agreement provides that, until the merger is effective, SJ Bancorp will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, SJ Bancorp will refrain from engaging in various activities such as:

     - effecting any stock split or other recapitalization with respect to SJ Bancorp or SJ Bank, or pledge or encumber any shares of SJ Bancorp stock or grant any options for such stock;

     - other than in the ordinary course of business and consistent with past practices declaring or paying any dividends, or making any other distributions;

     - acquiring, selling, transferring assigning or encumbering or otherwise disposing of assets or making any commitment other than in the ordinary course of business;

     - soliciting or accepting deposit accounts of a different type than previously accepted by SJ Bank or at rates materially in excess of prevailing interest rates, or, with specified exceptions, incurring any indebtedness for borrowed money;

     - offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by SJ Bank, or offering or making a loan or extension of credit in an amount greater than $1,000,000 without prior consultation with Glacier;

     - with specified exceptions, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation;

     - with specified exceptions, entering into, renewing, amending or terminating any contracts calling for a payment of more than $25,000, with a term of one year or more;

     - with specified exceptions, entering into or amending any contract calling for a payment of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

     - with specified exceptions, entering into any personal services contract;

     - selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

     - amending or materially changing its operations, policies or procedures;

     - other than in accordance with binding existing commitments, making capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

     - entering into material transactions or making any material expenditures other than in the ordinary course of business except for expenses reasonably related to the completion of the merger.

SJ BANCORP MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Effective at the closing of the merger, the board of directors of SJ Bancorp will tender their resignations. The current board of directors is composed of seven individuals, each of whom is also a director of SJ Bank. Subsequent to the closing of the merger, the board of directors of SJ Bank will continue to have a majority of its directors to be residents of Colorado, and will include certain current members of the existing board of directors.

     As described below under "-Interests of Certain Persons in the Merger," Arthur C. Chase Jr., President and Chief Executive Officer of SJ Bancorp and SJ Bank, has entered into an employment agreement with SJ Bank, effective upon the closing of the merger, pursuant to which he will serve as President and Chief Executive Officer of SJ Bank. Additionally, John Stolfa, Chief Operating Officer and Chief Financial Officer of SJ Bancorp and SJ Bank, has entered into an employment agreement with SJ Bank, effective upon the closing of the merger, pursuant to which he will serve as Chief Operating Officer and Chief Financial Officer of SJ Bank.

EMPLOYEE BENEFIT PLANS

     The merger agreement confirms Glacier's intent that Glacier's current personnel policies and benefits will apply to any employees of SJ Bancorp and SJ Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly-situated employees of Glacier. For purposes of participation in such plans, service with SJ Bancorp or SJ Bank prior to the merger will constitute prior service with Glacier for purposes of determining eligibility and vesting. For purposes of such participation, current employees' prior service with SJ Bancorp and/or SJ Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting, including vacation time and participation and benefits under Glacier's Severance Plan for employees in effect at the time of any termination.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of the SJ Bancorp board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of SJ Bancorp generally. The SJ Bancorp board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

     Stock Ownership. The SJ Bancorp directors and their spouses beneficially owned, as of the record date for the special meeting, 124,889 shares of SJ Bancorp common stock, representing 25.3% of all outstanding SJ Bancorp shares. The directors of SJ Bancorp will receive the same consideration in the merger for their shares as other shareholders of SJ Bancorp.

     Voting Agreements. The directors of SJ Bancorp have entered into a Voting Agreement, dated as of the date of the merger agreement. Pursuant to the voting agreement, each director agrees to vote the shares of SJ Bancorp common stock that he or she owns or controls in favor of the merger.

     Employment Agreements.

     Arthur C. Chase, Jr.

     Mr. Chase, SJ Bancorp's and SJ Bank's President and Chief Executive Officer, has entered into an employment agreement, ratified by Glacier, with SJ Bank. The employment agreement provides that Mr. Chase will maintain his current titles and responsibilities at SJ Bank following the merger. The employment agreement, which becomes effective on the date of the closing of the merger, expires on December 31, 2011. The employment agreement supercedes prior employment agreements to which Mr. Chase is a party, including a Change in Control Severance Agreement dated August 21, 2007.

     The employment agreement provides for an annualized salary of $183,750, and bonuses and incentive compensation as determined by SJ Bank's board of directors.

     The employment agreement provides that if Mr. Chase's employment is terminated without cause (as defined in the agreement) or resigns with good reason (as defined in the agreement), SJ Bank will pay him a lump-sum payment equal to one times his annual base salary at the time of termination ("Termination Payment").

     Additionally, if during the term of the agreement Glacier or SJ Bank enters into an agreement for a change in control (as defined in the agreement) or any party announces such a prospective change in control, and SJ Bank or its successor terminates Mr. Chase's employment (other than by reason of death, disability or cause), or Mr. Chase terminates his employment for good reason following the change in control, then SJ Bank will pay Mr. Chase a "Change in Control Payment" in an amount equal to (i) three times his salary for the calendar year prior to the change in control, plus (ii) the annual bonus paid to Mr. Chase for the calendar year prior to the change in control. The total amount of such payment is subject to limitations imposed by Section 280G of the Internal Revenue Code relating to "parachute payments." If Mr. Chase has received a Termination Payment under the circumstances described above and within six months of the date of the termination that gave rise to that payment a change in control of SJ Bank is announced, then upon the consummation of such change in control, Mr. Chase will receive the Change in Control Payment, less the amount of any Termination Payment previously received.

     The employment agreement provides that during the term of the agreement and for a period of one year after termination of employment (unless termination occurs upon or after expiration of the agreement), Mr. Chase will not engage in specified activities within La Plata or Archuleta Counties in Colorado that are competitive with the business of SJ Bank or Glacier.

     John Stolfa

     Mr. Stolfa, SJ Bancorp's and SJ Bank's Chief Operating Officer and Chief Financial Officer, has entered into an employment agreement, ratified by Glacier, with SJ Bank. The employment agreement provides that Mr. Stolfa will maintain his current titles and responsibilities with SJ Bank following the merger. The employment agreement becomes effective on the date of the closing of the merger and expires on the third anniversary of such date.

     The employment agreement provides for an annualized salary of $113,500, and bonuses and incentive compensation as determined by SJ Bank's board of directors.

     If Mr. Stolfa's employment is terminated without cause or if Mr. Stolfa resigns with good reason, SJ Bank will pay him a lump-sum payment equal to one times his annual base salary at the time of termination.

     The employment agreement provide that during the term of employment and for a period of one year after termination of employment, Mr. Stolfa will not engage in specified activities within La Plata or Archuleta Counties in Colorado that are competitive with the business of SJ Bank or Glacier.

     Mr. Stolfa has previously entered into an Incentive Bonus Agreement with SJ Bancorp and SJ Bank, effective August 21, 2007. The Incentive Bonus Agreement provides that SJ Bank will pay Mr. Stolfa a retention bonus in the amount of $200,000 upon the occurrence of specified "Bonus Events" (which include a change in control such as the merger) if he remains in continuous employment with SJ Bank for 90 days following such Bonus Event, or if he is involuntarily terminated (as defined in the agreement) at any time on or after the Bonus Event but on or prior to the 90th day following the date of the Bonus Event.

     SJ Bancorp Director Non-Competition Agreement. All members of the board of directors of SJ Bancorp and SJ Bank have entered into a non-competition agreement with Glacier and SJ Bank.. Except under certain limited circumstances, the non-competition agreement prohibits directors from competing with Glacier and SJ Bank within La Plata or Archuleta Counties in Colorado. The term of the non-competition agreement commences upon the effective date of the merger and continues until the later of (i) three years following the closing of the merger or (ii) one year following termination of a director's service on the board of directors of SJ Bank.

     Indemnification of Directors and Officers; Insurance. The merger agreement provides that Glacier will, for a period of four years following the closing of the merger, indemnify the present and former directors and officers of SJ Bancorp and SJ Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law and the articles of incorporation or bylaws of SJ Bancorp and SJ Bank, as applicable.

     The merger agreement also provides that for a period of four years following the closing of the merger, Glacier will use reasonable efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

REGULATORY REQUIREMENTS

     Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the Board of Governors of the Federal Reserve System and the Colorado State Banking Board.

ACCOUNTING TREATMENT OF THE MERGER

     The acquisition of SJ Bancorp will be accounted for using the purchase method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of SJ Bancorp will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier's purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of SJ Bancorp will be included in Glacier's consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company's earnings following completion of the merger.

                        INFORMATION CONCERNING SJ BANCORP

GENERAL

     SJ Bancorp is a Colorado corporation formed in June 2003 for the purpose of acquiring the stock of SJ Bank and becoming the holding company for SJ Bank. SJ Bancorp is registered with the Board of Governors of the Federal Reserve System as a bank holding company. SJ Bancorp has no substantial operations separate or apart from SJ Bank.

     The principal offices of SJ Bancorp are located at 144 E. 8th Street, Durango, Colorado 81301.

     SJ Bank is a Colorado state-chartered bank, which commenced operations in 1998. As of June 30, 2008, SJ Bank had total assets of approximately $146 million, total net loans of approximately $130 million, total deposits of approximately $131 million and approximately $15 million of shareholders' equity.

MARKET AREA

     SJ Bank currently operates three branches, primarily serving La Plata and Archuleta Counties located in southwestern Colorado. SJ Bank has the fifth largest market share in La Plata County and the third largest market share in Archuleta County.

LENDING ACTIVITIES

     SJ Bank's principal business is to accept deposits from the public and to make loans and other investments. The primary source of income generated by SJ Bank is the interest earned from both its loan and investment portfolios. To develop business, the bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the bank. SJ Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, SJ Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers and commercial real estate loans. SJ Bank offers consumers residential mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

     At June 30, 2008, SJ Bank's consolidated total loan portfolio was $130 million, representing approximately 89% of its total assets. As of such date, SJ Bank's loan portfolio consisted of 21% 1-4 family real estate secured loans, 30% commercial real estate secured loans (excluding construction and land development loans), 41% real estate construction and land development loans, 6% commercial loans, 1% installment or consumer loans and less than 1% farm and agriculture loans.

DEPOSIT AND BANKING SERVICES

     Customers of SJ Bank are provided with a full complement of traditional banking and deposit products. The bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Colorado, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

     SJ Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized commercial, industrial and agriculture businesses. The primary sources of core deposits are residents of SJ Bank s primary market area and businesses and their employees located in that area. SJ Bank also obtains deposits through personal solicitation by the bank's officers and directors and through local advertising. For the convenience of its customers, SJ Bank offers drive-through banking facilities, automated teller machines, internet banking, direct deposit, night depositories, personalized checks, merchant bank card processing and safe deposit boxes. The bank's services also include cashier's checks, travelers' checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

SJ BANCORP AND SJ BANK SUMMARY FINANCIAL INFORMATION

     The following selected financial information for the fiscal years ended December 31, 2007, 2006 and 2005 are derived from audited financial statements of SJ Bancorp on a consolidated basis:

                                   SJ BANCORP
                                  BALANCE SHEET

                                                   YEAR ENDED DECEMBER 31,
                                           ---------------------------------------
                                               2007          2006          2005
                                           -----------   -----------   -----------
Cash and Due from Banks                      4,372,464     7,309,000     5,395,796
Fed Funds                                   12,450,000    13,700,000    11,950,000
Securities                                     857,341     3,843,490     1,624,067
Gross Loans                                114,986,059   104,239,715    85,854,444
   Allowance for Loan Loss                     711,427       656,404       575,230
NET LOANS                                  114,274,632   103,583,311    85,279,214
Premises & Fixed Assets                      4,966,018     3,716,702     3,802,672
Other Assets                                   834,661       830,194       565,487
TOTAL ASSETS                               137,755,116   132,982,697   108,617,080
Deposits                                   123,320,575   120,422,882    99,367.692
Fed Funds & Repos
Borrowings                                   2,578,000     2,578,000     1,330,000
Other Liabilities                              432,223       297,603       321,081
TOTAL LIABILITIES                          126,330,798   123,318,485   101,018,773
Equity                                      11,424,318     9,664,212     7,598,307
TOTAL LIABILITIES AND SHAREHOLDER EQUITY   137,755,116   132,982,697   108,617,080

                                   SJ BANCORP
                                INCOME STATEMENT

                                                   YEAR ENDED DECEMBER 31,
                                           ---------------------------------------
                                               2007          2006          2005
                                           -----------   -----------   -----------
Interest Income                             10,072,342     8,807,657    6,450,443
Interest Expense                             3,685,743     2,860,341    1,536,091
Net Interest Income                          6,386,599     5,947,316    4,914,352
Loan Loss Provision                             60,319       101,633      (80,548)
Non-interest Income                          1,209,395     1,106,148      887,107
Non-interest Expense                         4,733,125     4,345,919    3,864,521
Pre-Tax Income                               2,802,550     2,605,912    2,017,486
Taxes                                        1,028,207       959,373      738,417
NET INCOME                                   1,774,343     1,646,539    1,279,069

     The following selected financial information for the six-months ended June 30, 2008 and 2007 are derived from unaudited internally prepared financial statements of SJ Bank:

                                     SJ BANK
                                  BALANCE SHEET

                                             FOR THE PERIOD ENDING,
                                           -------------------------
                                             JUNE 30,      JUNE 30,
                                               2008          2007
                                           -----------   -----------
Cash and Cash Equivalents                    3,736,132     4,749,567
Fed Funds                                    6,050,000    13,550,000
Securities                                     838,752     4,832,982
Gross Loans                                130,277,082   107,452,040
   Allowance for Loan Loss                     796,392       660,136
NET LOANS                                  129,480,690   106,791,904
Premises & Fixed Assets                      4,894,592     5,048,796
Other Assets                                   750,488       856,349
TOTAL ASSETS                               145,750,654   135,829,598
Deposits                                   130,504,163   122,634,246
Fed Funds & Repos
Borrowings
Other Liabilities                              547,791       277,580
TOTAL LIABILITIES                          131,051,954   122,911,826
Equity                                      14,698,700    12,917,772
TOTAL LIABILITIES AND SHAREHOLDER EQUITY   145,750,654   135,829,598

                                     SJ BANK
                                INCOME STATEMENT

                                               SIX MONTHS ENDED,
                                           -------------------------
                                             JUNE 30,      JUNE 30,
                                               2008          2007
                                           -----------   -----------
Interest Income                              4,776,301     4,965,639
Interest Expense                             1,468,082     1,615,501
Net Interest Income                          3,308,219     3,350,138
Loan Loss Provision                             84,102        17,044
Non-interest Income                            454,987       420,607
Non-interest Expense                         2,150,338     2,380,659
Pre-Tax Income                               1,528,766     1,373,042
Taxes                                          564,619       504,238
NET INCOME                                     964,147       868,804

COMPETITION

     SJ Bank experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than SJ Bank.

     SJ Bank also competes with companies located outside of its primary market that provide financial services to persons within this market. Some of SJ Bank's current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than SJ Bank and some of them are not subject to the same degree of regulation as SJ Bank.

EMPLOYEES

     As of June 30, 2008, SJ Bank had 38 full-time and 3 part-time employees. SJ Bancorp has no employees. SJ Bank believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

PROPERTIES

     SJ Bank operates from three locations:

     - SJ Bank's main office is located at 144 E. 8th Street, Durango, Colorado 81301 and is housed in a one-story, approximately 6,500 square foot building. This banking center is equipped with four teller stations and an automated teller machine.

     - SJ Bank's North Main Durango branch is located at 1710 N. Main Ave., Durango, Colorado 81301 and is housed in a two-story building, of which it leases approximately 3,700 square feet. This banking center is equipped with six teller stations and an automated teller machine.

     - SJ Bank's Pagosa Springs branch is located at 305 Hot Springs Blvd., Pagosa Springs, Colorado 81147 and is housed in a one-story, approximately 4,200 square foot building. This banking center is equipped with seven teller stations and an automated teller machine.

LEGAL PROCEEDINGS

     From time to time, litigation arises in the normal conduct of SJ Bancorp's business. SJ Bancorp, however, is not currently involved in any litigation that management of SJ Bancorp believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

SHARE OWNERSHIP OF PRINCIPAL SHAREHOLDERS, MANAGEMENT AND DIRECTORS OF SJ
BANCORP

     The following table shows, as of September 24, 2008, the beneficial ownership of SJ Bancorp common stock by (i) each person known by SJ Bancorp to be the beneficial owner more than 5% of SJ Bancorp's outstanding common stock,
(ii) each of SJ Bancorp's directors and executive officers; and (iii) all of SJ Bancorp's directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

                                                 SHARES          PERCENTAGE
NAME                                       BENEFICIALLY OWNED   OF CLASS(1)
----------------------------------------   ------------------   -----------
DIRECTORS AND EXECUTIVE OFFICERS
Thomas P. Berry                                  3,829(2)           0.8%
Randy D. Burton                                  6,153              1.2%
Arthur C. Chase, Jr.                            46,304(3)           9.3%
John R. Hatch                                   24,073              4.8%
Thomas F. Melchior                              39,385(4)           7.9%
James E. Rockelmann                              3,145(5)           0.6%
Douglas Simonson                                 3,000(6)           0.6%
John Stolfa                                      4,033(7)           0.8%

ALL DIRECTORS AND EXECUTIVE OFFICERS
   AS A GROUP (8 PERSONS)                      129,922             26.0%
FIVE PERCENT SHAREHOLDERS (NON-DIRECTOR)

Stephen Barney, Lynne Barney,                   37,180(8)           7.4%
Barney Investments, LLC
Barney Investment Partnership, LLC
130 S. Canal Street, Suite 9-T
Chicago, IL 60606

Founders Group, Inc. (9)                        19,893              4.0%
7103 West 111th Street
Worth, IL 60482

Peotone Bancorp, Inc. (9)                       25,065              5.0%
200 West Corning
Peotone, IL 60648

(1) Percentages are based on 492,902 shares of common stock outstanding, plus the assumed exercise of outstanding options to acquire 7,000 shares of common stock.

(2) Includes 3,829 shares of common stock owned jointly by Mr. Berry with Mary Ann Berry, Mr. Berry's spouse.

(3) Includes 1,310 shares of common stock owned by Mr. Chase, 1,260 shares of common stock owned by Donna Chase, Mr. Chase's spouse, 42,734 shares owned by the Chase Family Trust dated February 13, 2006, of which Mr. Chase is trustee, and options held by Mr. Chase to acquire 1,000 shares of common stock.

(4) Includes 21,738 shares of common stock owned by Mr. Melchior, 5,613 shares of common stock owned by Sandra Melchior, Mr. Melchior's spouse and 12,034 shares held jointly by Mr. Melchior and his spouse.

(5) Includes 3,042 shares of common stock owned by Mr. Rockelmann and Connie Rockelmann, Mr. Rockelmann's spouse and 103 shares held by Connie Rocklemann.

(6) Includes 3,000 shares of common stock owned by the DAS Family Trust, of which Mr. Simonson is trustee.

(7) Includes 533 shares of common stock owned by Mr. Stolfa and options held by Mr. Stolfa to acquire 3,500 shares of common stock.

(8) Includes 18,590 shares of common stock held of record and held jointly by Stephen Barney, Lynne Barney and Barney Investment Partnership, LP and 18,590 shares of common stock held of record by the Barney Investments, LLC which shareholders management of SJ Bancorp believe to be a "group" within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(9) Management of SJ Bancorp believes Founders Group, Inc. and Peotone Bancorp, Inc. to be a "group" within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

                     DESCRIPTION OF GLACIER'S CAPITAL STOCK

     Glacier's authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

     Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol "GBCI."

     Glacier's shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities.

     For additional information concerning Glacier's capital stock, see "Comparison Of Certain Rights Of Holders Of Glacier And SJ Bancorp Common Stock."

                   COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF
                       GLACIER AND SJ BANCORP COMMON STOCK

     Montana law and Glacier's articles of incorporation and bylaws govern the rights of Glacier shareholders and will govern the rights of SJ Bancorp shareholders, who will become shareholders of Glacier as a result of the merger. The rights of SJ Bancorp shareholders are currently governed by Colorado law and by SJ Bancorp's articles of incorporation and bylaws. The following is a brief summary of certain differences between the rights of Glacier and SJ Bancorp shareholders. This summary does not purport to be complete and is qualified by the documents referenced. See also "Where You Can Find More Information About Glacier."

GENERAL

     Under its articles of incorporation, Glacier's authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

     Under its articles of incorporation, SJ Bancorp's authorized capital consists of 2,000,000 shares of common stock, $5.00 par value per share.

     The following is a more detailed description of Glacier's and SJ Bancorp's capital stock.

COMMON STOCK

     As of June 30, 2008, there were 53,985,813 shares of Glacier common stock issued and outstanding, in addition to options for the purchase of 3,040,993 shares of Glacier common stock under Glacier's employee and director stock option plans.

     As of June 30, 2008, there were 492,902 shares of SJ Bancorp common stock issued and outstanding, in addition to options for the purchase of 7,000 shares of SJ Bancorp common stock under SJ Bancorp's employee stock option plans.

PREFERRED STOCK

     As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

     SJ Bancorp's authorized capital does not include preferred stock.

DIVIDEND RIGHTS

     Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

     The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

     Dividends may be paid on SJ Bancorp common stock as and when declared by the SJ Bancorp board of directors out funds legally available for the payment of dividends.

VOTING RIGHTS

     All voting rights are currently vested in the holders of Glacier common stock and SJ Bancorp common stock, with each share being entitled to one vote.

     The articles of incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. The articles of incorporation of SJ Bancorp provide that shareholders do not have cumulative voting rights in the election of directors or for any other purpose.

PREEMPTIVE RIGHTS

     Glacier's shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.

     SJ Bancorp's shareholders do not have preemptive rights to acquire additional unissued or treasury shares of SJ Bancorp or securities convertible into shares or carrying stock purchase warrants or privileges.

LIQUIDATION RIGHTS

     If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier's remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

     If SJ Bancorp is liquidated, the holders of SJ Bancorp common stock are entitled to share, on a pro rata basis, SJ Bancorp's remaining assets after provision for liabilities.

     All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of SJ Bancorp's common stock are fully paid and nonassessable.

AMENDMENT OF ARTICLES AND BYLAWS

     The Montana Business Corporation Act ("MBCA") authorizes a corporation's board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation's articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier's bylaws.

     The articles of incorporation of SJ Bancorp provide that amendment to such articles of incorporation must be approved by the vote of two-thirds of the shares of each class entitled vote on the action. The bylaws of SJ Bancorp provide that except as otherwise provide by law, the articles of incorporation or by specific provisions of the bylaws, such bylaws may be amended, supplemented or repealed by the board of directors.

APPROVAL OF CERTAIN TRANSACTIONS

     The MBCA does not contain any "anti-takeover" provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Glacier's articles of incorporation contain a provision requiring that specified transactions with an "interested shareholder" be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier's board of directors, or (ii) certain price and procedural requirements are satisfied. An "interested shareholder" is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier's voting stock.

     SJ Bancorp's articles of incorporation do not contain any anti-takeover provisions.

BOARD OF DIRECTORS - NUMBER OF DIRECTORS

     Glacier's articles of incorporation provide that the number of directors may not be less than seven or more than 17. Glacier's board currently consists of 10 members, each of whom is currently serving an annual term.

     SJ Bancorp's articles of incorporation provide that the number of directors may not be less than three. The board of directors of SJ Bancorp currently consists of seven members, each of whom is currently serving an annual term.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation's articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier's bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name if the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

     The CBCA as set forth in Title 7, Articles 101 to 117 of the Colorado Revised Statutes, governs a Colorado corporation's obligations to indemnify its officers and directors. The CBCA specifies the circumstances under which a corporation may indemnify its directors, officers, employees and agents. As to directors, the CBCA generally requires that a director provide a statement that he or she has met a certain standard of conduct. The CBCA standard requires that a director must have acted in good faith, and fort acts done in a director's official capacity, must have reasonably believed that he or she acted in the best interests of the corporation. In all other instances, the director must have acted in good faith and must have reasonably believed that he or she acted in a manner that was not opposed to the best interests of the corporation. In criminal proceedings, the director must not have had a reason to believe that his or her conduct was unlawful. In a proceeding brought by or in the right of the corporation, or that alleges that a director improperly received a personal benefit, the director cannot be indemnified if he or she is adjudged liable, unless a court orders the corporation to pay reasonable expenses. On the other hand, the corporation must pay reasonable expenses that a director or officer incurred in a proceeding when such director or officer is wholly successful on the merits or otherwise in defending any civil or criminal proceeding. The CBCA permits the corporation to indemnify officers and employees to a greater extent than it may indemnify directors if such indemnification would not violate public policy. Additionally, a corporation may provide insurance to directors and officers without restriction, even though the corporation does not have the power to indemnify such persons.

     The CBCA also provides that a corporation may in its articles of incorporation eliminate or limit the personal liability of a director to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except for monetary damages for any breach of the director's duty of loyalty to the corporation or its shareholders, acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, certain acts regarding approval of unlawful distributions ort any transaction from which the director directly or indirectly derived an improper personal benefit.

     The articles of SJ Bancorp provide for indemnification to the fullest extent permitted by applicable law in effect from time to time, any person against all liability and expense incurred by reason of the fact that he is or was serving at the request of SJ Bancorp as a director or officer of SJ Bancorp or, while serving as a director or officer, he is or was serving at the request of SJ Bancorp as a director, officer, partner, trustee, employee, fiduciary or agent of, or in any similar managerial or fiduciary position of, another corporation or other individual or entity or of any employee benefit plan. The articles of SJ Bancorp also provide that a director will be personally liable to SJ Bancorp for monetary damages arising from any breach of the director's duty of loyalty to the corporation or its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or any transaction from which a director derived an improper personal benefit.

RESTRICTION ON TRANSFER OF SHARES

     Neither Glacier's articles of incorporation nor bylaws provide any specific limitations on the ability to transfer Glacier shares, nor require the company's shares to bear a restrictive legend.

     SJ Bancorp's articles of incorporation provide that SJ Bancorp will have the right to impose restrictions on the transfer of its shares, provided that such restrictions or notice thereof is set forth on stock certificates. Transfers of SJ Bancorp's shares are subject to restrictions imposed by a Shareholders' Buy-Sell Agreement originally adopted by SJ Bank and its shareholders, which became effective as to SJ Bancorp shares upon the formation of SJ Bancorp as the holding company for SJ Bank.

POTENTIAL "ANTI-TAKEOVER" PROVISIONS

     Glacier's articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions consist of a requirement that any "Business Combination" (as defined in the articles of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

     In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

     The "supermajority" approval requirement for certain business transactions and the availability of Glacier's preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier's shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier's shareholders.

     SJ Bancorp's articles of incorporation do not contain "anti-takeover" provisions.

                              CERTAIN LEGAL MATTERS

     The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., Kalispell, Montana. Graham & Dunn PC, Seattle, Washington, Glacier's corporate counsel, has provided an opinion concerning certain tax matters related to the merger.

                                     EXPERTS

     The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2007, 2006 and 2005 and the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

                WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

     Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier's SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

     Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to SJ Bancorp shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of SJ Bancorp for the SJ Bancorp special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows Glacier to "incorporate by reference" information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC (other than current reports furnished under Item 9 or Item 12 of Form 8-K). These documents contain important information about Glacier and its finances:

     -    Annual Report on Form 10-K for the year ended December 31, 2007;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2008;

     -    Proxy Statement for Glacier's 2008 Annual Meeting of Shareholders; and

     - Current Reports on Form 8-K filed January 1, 2008; February 2, 2008; April 25, 2008; June 29, 2008; June 27, 2008; July 25, 2008; August 8,
          2008, and August 29, 2008.

     Glacier is also incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of SJ Bancorp shareholders (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

     YOU CAN OBTAIN THE DOCUMENTS THAT ARE INCORPORATED BY REFERENCE THROUGH GLACIER OR THE SEC. YOU CAN OBTAIN THE DOCUMENTS FROM THE SEC, AS DESCRIBED ABOVE. THESE DOCUMENTS ARE ALSO AVAILABLE FROM GLACIER WITHOUT CHARGE, EXCLUDING EXHIBITS UNLESS GLACIER HAS SPECIFICALLY INCORPORATED SUCH EXHIBITS BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. YOU MAY OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS BY REQUESTING THEM FROM GLACIER AT 49 COMMONS LOOP, KALISPELL, MONTANA 59901, TELEPHONE NUMBER (406) 751-4703,
ATTN: LEEANN WARDINSKY, CORPORATE SECRETARY. IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM GLACIER, PLEASE DO SO BY OCTOBER 20, 2008 TO RECEIVE THEM BEFORE THE SJ BANCORP SPECIAL SHAREHOLDERS MEETING. CERTAIN REPORTS CAN ALSO BE FOUND ON GLACIER'S WEBSITE AT WWW.GLACIERBANCORP.COM.

     Glacier has supplied all of the information concerning it contained in this proxy statement/prospectus, and SJ Bancorp has supplied all of the information concerning it.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated September 26, 2008. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to SJ Bancorp shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

                                                                      APPENDIX A

================================================================================

                          PLAN AND AGREEMENT OF MERGER

                                     BETWEEN

                              GLACIER BANCORP, INC.

                                       AND

                      BANK OF THE SAN JUANS BANCORPORATION

                           DATED AS OF AUGUST 19, 2008

================================================================================

                                TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
DEFINITIONS.................................................................     2
SECTION 1. TERMS OF TRANSACTION.............................................     7
   1.1  Effect of Merger....................................................     7
   1.2  Merger Consideration................................................     7
   1.3  SJ Options..........................................................     8
   1.4  No Fractional Shares................................................     8
   1.5  Payment to Dissenting Shareholders..................................     8
   1.6  Deposit of Cash and Shares..........................................     8
   1.7  Certificates........................................................     9
SECTION 2. CLOSING OF TRANSACTION...........................................    10
   2.1  Effective Date......................................................    10
   2.2  Events of Closing...................................................    10
   2.3  Manner and Time of Closing..........................................    10
SECTION 3. REPRESENTATIONS AND WARRANTIES...................................    11
   3.1  Representations and Warranties of SJ Bancorp........................    11
   3.2  Representations and Warranties of GBCI..............................    19
SECTION 4. CONDUCT AND TRANSACTIONS PRIOR TO CLOSING........................    22
   4.1  Conduct of SJ Bancorp's and SJ Bank's Businesses Prior to Closing...    22
   4.2  Registration Statement..............................................    27
   4.3  Submission to Regulatory Authorities................................    28
   4.4  Public Announcements................................................    28
   4.5  Consents............................................................    28
   4.6  Further Actions.....................................................    28
   4.7  Notice..............................................................    28
   4.8  Confidentiality.....................................................    29
   4.9  Availability of GBCI's Books, Records and Properties................    29
   4.10 Blue Sky Filings....................................................    29
   4.11 Tax Treatment.......................................................    29
   4.12 SJ Bancorp Closing Capital and Dividend.............................    29
   4.13 Best Efforts........................................................    30
SECTION 5. APPROVALS AND CONDITIONS.........................................    30
   5.1  Required Approvals..................................................    30
   5.2  Conditions to Obligations of GBCI...................................    30
   5.3  Conditions to Obligations of SJ Bancorp.............................    33
SECTION 6. DIRECTORS, OFFICERS AND EMPLOYEES................................    35
   6.1  Director and Shareholder Agreements.................................    35
   6.2  Officer's Employment Contract.......................................    35
   6.3  Employee Benefit Issues.............................................    35
   6.4  Indemnification of Directors and Executive Officers.................    35

SECTION 7. TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION..........    36
   7.1  Termination by Reason of Lapse of Time..............................    36
   7.2  Other Grounds for Termination.......................................    36
   7.3  Termination Fee Payable By SJ Bancorp...............................    38
   7.4  Termination Fee Payable By GBCI.....................................    38
   7.5  Break-Up Fee........................................................    38
   7.6  Cost Allocation Upon Termination....................................    38
SECTION 8. MISCELLANEOUS....................................................    38
   8.1  Notices.............................................................    38
   8.2  Waivers and Extensions..............................................    39
   8.3  Construction and Execution in Counterparts..........................    39
   8.4  Survival of Representations, Warranties, and Covenants..............    40
   8.5  Attorneys' Fees and Costs...........................................    40
   8.6  Arbitration.........................................................    40
   8.7  Governing Law and Venue.............................................    40
   8.8  Severability........................................................    40
   8.9  No Assignment.......................................................    40
SECTION 9. AMENDMENTS.......................................................    41

                         LIST OF SCHEDULES AND EXHIBITS

SCHEDULES:

Schedule 3.1.1    Offices of SJ Bancorp/SJ Bank
Schedule 3.1.2    Third Party Consents Required by SJ Bancorp/SJ Bank
Schedule 3.1.3    Capital Stock - SJ Bancorp/SJ Bank
Schedule 3.1.4    SJ Bancorp Subsidiaries
Schedule 3.1.5    SJ Bancorp Financial Statements
Schedule 3.1.6    SJ Bancorp Properties
Schedule 3.1.7    SJ Bancorp Environmental Matters
Schedule 3.1.11   SJ Bancorp Material Contracts
Schedule 3.1.16   Asset Classifications
Schedule 3.1.17   SJ Bancorp Litigation
Schedule 3.1.18   SJ Bancorp Insurance Policies
Schedule 3.1.20   SJ Bancorp Benefit Plans

                          PLAN AND AGREEMENT OF MERGER
                                     BETWEEN
                              GLACIER BANCORP, INC.
                                       AND
                      BANK OF THE SAN JUANS BANCORPORATION

     This Plan and Agreement of Merger (the "Agreement"), dated as of August 19, 2008, is made by and between GLACIER BANCORP, INC. ("GBCI") and BANK OF THE SAN JUANS BANCORPORATION ("SJ Bancorp").

                                    PREAMBLE

     The management and boards of directors of GBCI and SJ Bancorp believe that the proposed Merger, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

                                    RECITALS

A.   THE PARTIES AND CERTAIN SUBSIDIARIES.

     (1) GBCI is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"). GBCI's principal office is located in Kalispell, Montana.

     (2) SJ Bancorp is a corporation duly organized and validly existing under Colorado law and is a registered bank holding company under the BHC Act. SJ Bancorp's principal office is located in Durango, Colorado.

     (3) SJ Bancorp owns all of the outstanding capital stock of Bank of the San Juans, a Colorado state-chartered bank with its principal office in Durango, Colorado ("SJ Bank").

B. THE TRANSACTION. On the Effective Date, SJ Bancorp will merge with and into GBCI, and SJ Bank will become a wholly owned subsidiary of GBCI.

C. BOARD APPROVALS. The respective boards of directors of GBCI and SJ Bancorp have approved this Agreement and authorized its execution and delivery.

D.   OTHER APPROVALS. The Merger is subject to:

     (1)  Satisfaction of the conditions described in this Agreement;

     (2)  Approval by SJ Bancorp's shareholders; and

     (3) Approval or acquiescence, as appropriate, by the Board of Governors of the Federal Reserve System ("Federal Reserve"), the Banking Board of the Colorado Division of Banking (the "Colorado Banking Board") and any other agencies having jurisdiction over the Merger.

E. EMPLOYMENT AGREEMENTS. SJ Bank has entered into employment agreements with Arthur C. Chase Jr., its President and Chief Executive Officer, and John Stolfa, its Chief Operating Officer and Chief Financial Officer, which agreements will take effect as of the Effective Date.

F. SHAREHOLDER, DIRECTOR AND EXECUTIVE OFFICER AGREEMENTS. In connection with the parties' execution of this Agreement, each director of SJ Bancorp and SJ Bank has entered into agreements, the forms of which have been approved by GBCI, pursuant to which, among other things, each agrees to vote his shares of SJ Bancorp capital stock in favor of the actions contemplated by this Agreement and to refrain from competing with GBCI and/or SJ Bank and their respective successors for a period of time.

G. FAIRNESS OPINION. SJ Bancorp has received from Sandler O'Neill & Partners, L.P. ("SANDLER O'NEILL") an opinion to the effect that the Merger Consideration is fair from a financial point of view to SJ Bancorp's shareholders.

H. INTENTION OF THE PARTIES -- TAX TREATMENT. The parties intend for the Merger to qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and the parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and as required under 1.368-3(a) of the United States Treasury Regulations.

                                    AGREEMENT

     In consideration of the mutual agreements set forth in this Agreement, GBCI and SJ Bancorp agree as follows:

                                   DEFINITIONS

     The following capitalized terms used in this Agreement will have the following meanings:

     "Acquisition Event" means any of the following: (i) a merger, consolidation or similar transaction involving SJ Bancorp or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of SJ Bancorp or any of its Subsidiaries representing 25% or more of the consolidated assets of SJ Bancorp and its Subsidiaries, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50% or more of the voting power of SJ Bancorp or its Subsidiaries, in each case with or by a person or entity other than GBCI or one of its Subsidiaries.

     "Acquisition Proposal" has the meaning assigned to such term in Section 4.1.10.

     "Agreement" means this Plan and Agreement of Merger.

     "ALLL" means allowance for possible loan and lease losses.

     "ALLL Adjustment" has the meaning assigned to such term in Section 4.12.1.

     "Asset Classification" has the meaning assigned to such term in Section 3.1.16.

     "BHC Act" has the meaning assigned to such term in Recital A.

     "Break-Up Fee" has the meaning assigned to such term in Section 7.5.

     "Business Day" means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana and the State of Colorado are required by law to remain closed.

     "CBCA" means the Colorado Business Corporation Act, as amended.

     "Certificate" has the meaning assigned to such term in Section 1.7.1.

     "Closing" means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

     "Closing Capital Differential" has the meaning assigned to such term in
Section 1.2.2(i).

     "Colorado Banking Board" means the Banking Board of the Colorado Division of Banking.

     "Commissioner" means the Commissioner of the Division of Banking and Financial Institutions for the State of Montana.

     "Compensation Plans" has the meaning assigned to such term in Section
3.1.20.

     "Daily Sales Price" has the meaning assigned to such term in Section
1.4(i).

     "Determination Date" has the meaning assigned to such term in Section 1.4(ii).

     "Effective Date" means the date on which the Merger takes place, as more fully specified in Section 2.1.

     "Employees" has the meaning assigned to such term in Section 3.1.20.

     "Environmental Laws" has the meaning assigned to such term in Section
3.1.7.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" means, with respect to SJ Bancorp, any other entity that is considered one employer with SJ Bancorp under Section 4001 of ERISA or
Section 414 of the IRC.

     "Exchange Act" has the meaning assigned to such term in Section 3.1.5.

     "Exchange Agent" means American Stock Transfer and Trust Co.

     "Exchange Fund" has the meaning assigned to such term in Section 1.6.

     "Execution Date" means the date of this Agreement.

     "Executive Officers," with respect to GBCI, means Michael J. Blodnick and Ronald Copher.

     "Executive Officers," with respect to SJ Bancorp and SJ Bank, means Arthur
C. Chase Jr., John Stolfa and Thomas F. Melchior.

     "FDIC" means the Federal Deposit Insurance Corporation.

     "Federal Reserve" means the Board of Governors of the Federal Reserve
System.

     "GAAP" means United States generally accepted accounting principles.

     "GBCI" is Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.

     "GBCI Average Closing Price" has the meaning assigned to such term in
Section 1.4(iii).

     "GBCI Common Stock" means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

     "GBCI Contract" has the meaning assigned to such term in Section 3.2.2.

     "GBCI Financial Statements" means GBCI's (i) audited consolidated balance sheets as of December 31, 2007, 2006 and 2005 and the related audited consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2007, 2006 and 2005; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2007 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders' equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and shareholders' equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

     "GBCI Shares" means the shares of GBCI Common Stock to be issued to the holders of SJ Bancorp Common Stock as Merger Consideration in accordance with
Section 1.2.2.

     "Hazardous Substances" has the meaning assigned to such term in Section 3.1.7.

     "Independent Accountants" has the meaning assigned to such term in Section 4.12.1.

     "IRC" means the Internal Revenue Code of 1986, as amended.

     "Knowledge" has the following meanings: (i) SJ Bancorp will be deemed to have "Knowledge" of a particular fact or matter if any Executive Officer of SJ Bancorp or SJ Bank has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of SJ Bancorp's and SJ Bank's business that are under such individual's general area of responsibility; and (ii) GBCI will be deemed to have "Knowledge" of a particular fact or matter if any Executive Officer of GBCI has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI's business that are under such individual's general area of responsibility.

     "Leased Real Property" means the real properties subject to Leases as identified in Schedule 3.1.6.

     "Leases" means the terms and conditions governing the leasehold interests in the Leased Real Property as identified in Schedule 3.1.6 to this Agreement.

     "Liens" means, collectively, liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

     "Material Adverse Effect" with respect to a Person means an effect that:
(i) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (ii) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; or (iii) enables any Person to prevent the consummation of the Merger on or by the Termination Date; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (a) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, (b) acts of terrorism or war; (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP; (d) changes resulting from SJ Bancorp Transaction Fees; (e) any modifications or changes made by SJ Bancorp to its or its Subsidiaries' general business practices or policies as may be required by GBCI so as to be consistent with the practices or policies of GBCI; or (f) actions or omissions of a party taken with the prior consent of the other, in contemplation of the transactions contemplated hereby, as required or permitted hereunder, as required under any regulatory approval received in connection with the Merger or which have been waived in writing by the other party.

     "MBCA" means the Montana Business Corporations Act, as amended.

     "Merger" means the merger of SJ Bancorp with and into GBCI.

     "Merger Consideration" means the aggregate consideration contemplated by
Section 1.2.2.

     "Pension Plan" has the meaning assigned to such term in Section 3.1.20.

     "Per Share Cash Consideration" has the meaning assigned to such term in
Section 1.2.2(ii).

     "Per Share Stock Consideration" has the meaning assigned to such term in
Section 1.2.2(iii).

     "Person" includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

     "Plan" has the meaning assigned to such term in Section 3.1.20.

     "Properties," with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries including, with respect to SJ Bancorp, Real Property.

     "Proposed Dissenting Shares" means those shares of SJ Bancorp Common Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Section 7-113-202 of the CBCA.

     "Prospectus/Proxy Statement" means the Prospectus/Proxy Statement referred to in Section 4.2.1, to be provided to all shareholders of SJ Bancorp in connection with their consideration and approval of the Merger.

     "Real Property" means any real property that SJ Bancorp or SJ Bank owns in fee title, other than "other real estate owned."

     "Registration Statement" has the meaning assigned to such term in Section 4.2.1.

     "Reports" has the meaning assigned to such term in Section 3.1.5.

     "Sandler O'Neill" means Sandler O'Neill & Partners, L.P.

     "SEC" means the United States Securities and Exchange Commission.

     "Securities Act" has the meaning assigned to such term in Section 3.1.5.

     "Securities Laws" has the meaning assigned to such term in Section 3.1.5.

     "SJ Bancorp" is Bank of the San Juans Bancorporation, a Colorado corporation that has its principal place of business in Durango, Colorado, and that is a bank holding company registered pursuant to the BHC Act.

     "SJ Bancorp Capital" means SJ Bancorp's capital stock, surplus and retained earnings determined in accordance with GAAP, applied on a consistent basis for financial institutions, after giving effect to (a) the payment of all SJ Bancorp Transaction Fees, (b) the payment due under the Incentive Bonus Agreement, dated August 21, 2007, between SJ Bancorp, SJ Bank and John Stolfa, (c) the impact of the ALLL Adjustment (other than for amounts in excess of $2,050,000) as described in Section 4.12.1, and (d) adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on the SJ Bancorp balance sheet.

     "SJ Bancorp Closing Capital" has the meaning assigned to such term in
Section 4.12.24.12.1.

     "SJ Bancorp Common Stock" means the shares of SJ Bancorp common stock, par value $5.00 per share, issued and outstanding from time to time.

     "SJ Bancorp Contract" has the meaning assigned to such term in Section
3.1.2.

     "SJ Bancorp Financial Statements" means SJ Bancorp's (i) audited consolidated balance sheets as of December 31, 2007, 2006 and 2005 and the related audited consolidated statements of income, cash flows and changes in shareholders' equity for each of the years ended December 31, 2007, 2006 and 2005; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2007 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders' equity for each such quarter; and (iii) the Subsequent SJ Bancorp Financial Statements.

     "SJ Bancorp Meeting" has the meaning assigned in Section 4.2.2.

     "SJ Bancorp Transaction Fees" means all costs and expenses incurred by SJ Bancorp or owed or paid by SJ Bancorp to investment advisors, independent accountants, legal counsel, printers and other professional advisors in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Merger.

     "SJ Bank" means Bank of the San Juans, a Colorado state-chartered bank with its principal office in Durango, Colorado.

     "SJ Option Plan" means the Bank of the San Juans 1998 Incentive Stock Option Plan.

     "SJ Options" means stock options issued and outstanding on the date of this Agreement pursuant to the SJ Option Plan.

     "Subject Property" has the meaning assigned to such term in Section 3.1.7.

     "Subsequent SJ Bancorp Financial Statements" means the unaudited consolidated balance sheets and related consolidated statements of income and shareholders' equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

     "Subsidiary" with respect to any party to this Agreement means any Person in which such party owns the majority of outstanding capital stock or voting power.

     "Superior Proposal" means, with respect to SJ Bancorp and/or SJ Bank, any Acquisition Proposal made by a Person other than GBCI or its Subsidiary(A) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving SJ Bancorp or SJ Bank, (ii) a sale, lease, exchange, transfer, or other disposition of at least 25% of the assets of SJ Bancorp or SJ Bank, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the SJ Bancorp Common Stock or SJ Bank's outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (B) that is otherwise on terms which the Board of Directors of SJ Bancorp in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably probable of being completed.

     "Termination Date" means February 28, 2009.

     "Termination Fee" has the meaning assigned to such term in Section 7.3.

     "Title Companies" has the meaning assigned to such term in Section 4.1.11.

     "Trading Day" has the meaning assigned to such term in Section 1.4(iv).

                                   SECTION 1.
                              TERMS OF TRANSACTION

1.1 EFFECT OF MERGER. Upon Closing of the Merger, pursuant to the provisions of the MBCA and the CBCA, all shares of SJ Bancorp Common Stock issued and outstanding immediately prior to Closing, except for Proposed Dissenting Shares, will, by virtue of the Merger and without any action on the part of any holder of shares of SJ Bancorp Common Stock, be converted into the right to receive the merger consideration as described in Sections 1.2 and 1.3.

1.2 MERGER CONSIDERATION. Subject to the provisions of this Agreement, on the Effective Date:

     1.2.1 OUTSTANDING GBCI COMMON STOCK. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of GBCI.

     1.2.2 OUTSTANDING SJ BANCORP COMMON STOCK. Each share of SJ Bancorp Common Stock issued and outstanding immediately prior to the Execution Date, except for Proposed Dissenting Shares, will automatically and without any action on the part of the holder of such share, be converted into and represent the right to receive from GBCI (i) the Per Share Cash Consideration, and (ii) the Per Share Stock Consideration (the "Merger Consideration"). For purposes of this Agreement, the following terms have the following meanings:

          (i) "Closing Capital Differential" means, to the extent the SJ Bancorp Closing Capital is less than $11,350,000, the difference between such SJ Bancorp Closing Capital and $11,350,000.

          (ii) "Per Share Cash Consideration" means $9,000,000, less the amount of any Closing Capital Differential, divided by the number of shares of SJ Bancorp Common Stock outstanding on the Effective Date.

          (iii) "Per Share Stock Consideration" means the number of shares of GBCI Common Stock determined by dividing 640,000 by the number of shares of SJ Bancorp Common Stock outstanding on the Effective Date.

1.3 SJ OPTIONS. If any holder of an SJ Option exercises such SJ Option after the Execution Date and before the Effective Date, the shares of SJ Bancorp Common Stock issued upon such exercise will be converted into the right to receive the Merger Consideration pursuant to Section 1.2.2. All unexercised SJ Options will be canceled on the Effective Date in accordance with the SJ Option Plan.

1.4 NO FRACTIONAL SHARES. No fractional shares of GBCI Common Stock will be issued. In lieu of fractional shares, if any, each holder of SJ Bancorp Common Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock will receive an amount of cash equal to the product of such fractional share times the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends. For purposes of this Agreement, the following terms have the following meanings:

          (i) "Daily Sales Price" for any Trading Day means the daily closing price per share of Glacier Common Stock on the NASDAQ Global Market, as reported on the website www.nasdaq.com.

          (ii) "Determination Date" means the fifth (5th) Business Day immediately preceding the Effective Date.

          (iii) "GBCI Average Closing Price" means the average Daily Sales Price of GBCI Common Stock for the five (5) Trading Days immediately preceding the Determination Date.

          (iv) "Trading Day" means a day on which GBCI Common Stock is traded on the NASDAQ Global Market.

1.5 PAYMENT TO DISSENTING SHAREHOLDERS. Proposed Dissenting Shares will have the rights provided by Article 113 of the CBCA.

1.6 DEPOSIT OF CASH AND SHARES. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing SJ Bancorp Common Stock, for exchange in accordance with this Section 1.6, (i) certificates representing the GBCI Shares; (ii) the aggregate cash consideration for payment of the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.4. Such cash and certificates for GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the "Exchange Fund."

1.7  CERTIFICATES.

     1.7.1 LETTER OF TRANSMITTAL. On the business day after the Closing, GBCI will cause the Exchange Agent to mail to each holder of record of a certificate evidencing SJ Bancorp Common Stock shares (a "Certificate") a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in accordance with Section 1.7.2.

     1.7.2 SURRENDER OF CERTIFICATES. Subject to Section 1.5, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (and cash for fractional shares). Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent pursuant to Section 1.7.1 and together with a properly completed and executed form of transmittal letter in order to effect their exchange for, as applicable, (i) certificates representing GBCI Common Stock; (ii) a check or, at the election of the SJ Bancorp shareholder, a wire transfer (but only if the amount of cash included in that shareholder's Merger Consideration exceeds $100,000), representing the cash consideration to be received pursuant to Section 1.2.2; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

     1.7.3 ISSUANCE OF CERTIFICATES IN OTHER NAMES. Any person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (1) establish to the Exchange Agent's satisfaction the right to receive the certificate evidencing GBCI Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent's satisfaction that all applicable taxes have been paid or are not required.

     1.7.4 LOST, STOLEN, AND DESTROYED CERTIFICATES. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder's portion of the Merger Consideration in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns SJ Bancorp Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit or security the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or GBCI may require.

     1.7.5 RIGHTS TO DIVIDENDS AND DISTRIBUTIONS. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing GBCI Common Stock and (2) has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.7.4) in exchange for certificates representing GBCI Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of SJ Bancorp Common Stock on a date before the Effective Date. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of GBCI Shares into which the holder's SJ Bancorp Common Stock was converted at the Effective Date.

     1.7.6 CHECKS IN OTHER NAMES. Any person requesting that a check for cash to be received in the Merger or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent's satisfaction the right to receive this cash.

     1.7.7 UNDELIVERED CERTIFICATES. Any portion of the Exchange Fund that remains unclaimed by shareholders of SJ Bancorp on a date that is six months after the Effective Date may be paid to GBCI, at GBCI's election. To the extent so paid, holders of SJ Bancorp Common Stock who have not, prior to such time, complied with the provisions of this Section 1.7 will, from such time forward, look only to GBCI for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of SJ Bancorp Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor SJ Bancorp will be liable to any holder of SJ Bancorp Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                                   SECTION 2.
                             CLOSING OF TRANSACTION

2.1 EFFECTIVE DATE. The Merger shall be consummated by the filing with and acceptance by the Montana Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless GBCI and SJ Bancorp agree upon a different date, the Effective Date will occur on the date of Closing. If the Effective Date does not occur on or prior to the Termination Date and the parties do not mutually agree in writing to extend the Termination Date, either party may terminate this Agreement in accordance with Section 7.1.

2.2 EVENTS OF CLOSING. Closing shall occur within five (5) business days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by
     Section 5, or such other date as may be agreed upon by the parties. At the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement on or prior to the Effective Date, then the Merger will not occur unless the adversely affected party waives the default.

2.3 MANNER AND TIME OF CLOSING. The Closing will take place remotely via the electronic exchange of documents and signatures, at 9:00 a.m. Mountain Time, or such other time as the parties agree.

                                   SECTION 3.
                         REPRESENTATIONS AND WARRANTIES

3.1 REPRESENTATIONS AND WARRANTIES OF SJ BANCORP. SJ Bancorp represents and warrants to GBCI that, except as disclosed in a Schedule to this Agreement:

     3.1.1 ORGANIZATION AND GOOD STANDING. SJ Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of its Subsidiaries, are listed in Schedule 3.1.1.

     3.1.2 CORPORATE AUTHORITY. The execution, delivery and performance by SJ Bancorp of this Agreement does not and will not, and the consummation by SJ Bancorp of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it or any of its Subsidiaries is bound or to which it or any of its Subsidiaries is a party (collectively, the "SJ Bancorp Contracts"); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the SJ Bancorp Contracts. Schedule 3.1.2 contains a list of all consents SJ Bancorp or SJ Bank must obtain from third parties under any SJ Bancorp Contracts before consummation of the Merger, the failure of which to obtain would have a Material Adverse Effect.

     3.1.3   CAPITAL STOCK.

             (i) The authorized capital stock of SJ Bancorp consists of 2,000,000 shares of SJ Bancorp Common Stock, par value $5.00 per share. A total of 492,902 shares of SJ Bancorp Common Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable. As of the date of this Agreement, SJ Options with respect to 7,000 shares of SJ Bancorp Common Stock have been granted and are outstanding.

             (ii) The authorized capital stock of SJ Bank consists of 1,000,000 shares of common stock, par value $5.00 per share. A total of 455,605 shares of SJ Bank Common Stock are issued and outstanding as of the date of this Agreement, all of which are owned by SJ Bancorp free and clear of all liens, claims, encumbrances and restrictions on transfer, other than the restrictions imposed by applicable federal and state securities laws, and all of which are validly issued, fully paid and nonassessable, except to the extent of any assessment required under the Colorado Banking Code.

             (iii) No shares of SJ Bancorp Common Stock are reserved for issuance, other than those reserved for issuance under the SJ Option Plan. Except as set forth in Schedule 3.1.3 or in the SJ Option Plan, there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of SJ Bancorp or its Subsidiaries of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither SJ Bancorp nor SJ Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

     3.1.4 SUBSIDIARIES. Except as disclosed in Schedule 3.1.4, SJ Bancorp has no Subsidiaries other than SJ Bank.

     3.1.5   REPORTS AND FINANCIAL STATEMENTS.

             (i) Filing of Reports. Since January 1, 2003, each of SJ Bancorp and SJ Bank has filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (1) the Federal Reserve,
                   (2) the FDIC, (3) the Colorado Banking Board and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

             (ii) Delivery to Other Party of Reports. SJ Bancorp has delivered or otherwise made available to GBCI a copy of each and any registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its "Reports") under the Securities Act of 1933, as amended ("Securities Act"), the Securities Exchange Act of 1934, as amended ("Exchange Act"), and state securities and "Blue Sky" laws (collectively, the "Securities Laws") filed, used or circulated by it or SJ Bank with respect to periods since January 1, 2003, through the Execution Date.

             (iii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

             (iv) Financial Statements. Each of SJ Bancorp's balance sheets included in the SJ Bancorp Financial Statements fairly presents (or, in the case of SJ Bancorp Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of SJ Bancorp and SJ Bank as of the date of the balance sheet. Except as disclosed in Schedule 3.1.5, each of the statements of income, cash flows and shareholders' equity included in the SJ

                   Bancorp Financial Statements fairly presents the results of operations, shareholders' equity and cash flows, as the case may be, of SJ Bancorp and SJ Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

     3.1.6   PROPERTIES.

             (i) SJ Bancorp and its Subsidiaries are not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise, except as disclosed in Schedule 3.1.6. Except as disclosed or reserved against in the SJ Bancorp Financial Statements or in Schedule 3.1.6, SJ Bancorp and/or one of its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements) to all of the properties and assets, tangible or intangible, reflected in the SJ Bancorp Financial Statements as being owned or leased by any of them as of the Execution Date. To the Knowledge of SJ Bancorp, except as disclosed in Schedule 3.1.6, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations.

             (ii) To the Knowledge of SJ Bancorp, all buildings and all fixtures, equipment and other property and assets that are material to SJ Bancorp's business on a consolidated basis are owned by it or one of its Subsidiaries or are held under leases or subleases by it or one of its Subsidiaries, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally or by general equitable principles).

             (iii) Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that SJ Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

             (iv) SJ Bancorp has provided to GBCI copies of existing title policies, if any, held in its files relating to the Real Property, and, to the Knowledge of SJ Bancorp, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

     3.1.7   ENVIRONMENTAL MATTERS.

             (i) For purposes of this Section 3.1.7, the following definitions apply:

                   (1) "Subject Property" with respect to a party means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it is the owner or operator of the facility; and (iii) all other real property that, for purposes of any

                        Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having cont rol over.

                   (2) "Environmental Laws" means any federal, state or local law, regulation, order, decree, judgment, judicial opinion, or any agreement between SJ Bancorp or any of its Subsidiaries and any Governmental Entity presently in effect relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the protection of human health or the environment.

                   (3) "Hazardous Substances" means any substance, material or waste that is (a) defined as a "hazardous substance" in 42 USC Section 9601(14), (b) defined as a "pollutant or contaminant" in 33 USC Section 1362(6), (c) defined as a "hazardous waste" in 42 USC Section 6903(5), or (d) petroleum or a petroleum product or any other substance defined as "hazardous," "dangerous" or "toxic" under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by SJ Bancorp and/or its Subsidiaries for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

             (ii)  To the Knowledge of SJ Bancorp, except as disclosed in
                   Schedule 3.1.7, SJ Bancorp, its Subsidiaries and the Subject Property are, and have been, in material compliance with all applicable Environmental Laws, and no circumstances exist that would result in a material violation of such Environmental Laws.

             (iii) Except as disclosed in Schedule 3.1.7, none of the following exists, and to SJ Bancorp's Knowledge, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving SJ Bancorp, any of its Subsidiaries or any Subject Property, the occurrence or existence of which would result in a Material Adverse Effect, relating to:

                   (1) an asserted liability of SJ Bancorp or any of its Subsidiaries or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

                   (2) the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

                   (3) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

                   (4) personal injuries or damage to the Subject Property related to or arising out of the release of Hazardous Substances.

             (iv) Except as disclosed in Schedule 3.1.7, no storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws (except where the failure to be in full compliance would not have a Material Adverse Effect). With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither SJ Bancorp nor any of its Subsidiaries owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material, the existence of which would have a Material Adverse Effect. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws (except where failure to be in compliance would not have a Material Adverse Effect).

             (v)   To the Knowledge of SJ Bancorp, except as disclosed in
                   Schedule 3.1.7, no part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

             (vi) Except as disclosed in Schedule 3.1.7, no condition from, on or under the Subject Property exists with respect to the Subject Property which would have a Material Adverse Effect that would require remediation under applicable Environmental Laws.

     3.1.8 TAXES. All tax returns and reports required by law to be filed by SJ Bancorp and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon SJ Bancorp or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid, of which the failure to file or pay would have a Material Adverse Effect. The federal income portion of such taxes have been paid in full as indicated in the tax returns of SJ Bancorp and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP, of which the failure to pay or provide for on the balance sheet would have a Material Adverse Effect. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of SJ Bancorp and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

     3.1.9 ABSENCE OF REGULATORY ACTION. Neither SJ Bancorp nor any of its Subsidiaries is in violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers), which violation is reasonably likely to have a Material Adverse Effect on SJ Bancorp or any of its Subsidiaries. Neither SJ Bancorp nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

     3.1.10 ALLOWANCE FOR LOAN LOSSES. In the opinion of its management, the ALLL shown in the latest SJ Bancorp Financial Statements is, and that which will be stated in the Subsequent SJ Bancorp Financial Statements prior to Closing, in both cases as adjusted for any increases in ALLL or charge-offs reasonably required by GAAP or applicable regulations, will be, adequate to absorb its anticipated loan losses.

     3.1.11  MATERIAL AGREEMENTS.

             (i)  Except for arrangements made after the date and in accordance with the terms of this Agreement, SJ Bancorp and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been set forth in Schedule 3.1.11.

             (ii) Neither SJ Bancorp nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument, which default would result in a Material Adverse Effect.

     3.1.12 COMPLIANCE WITH LAWS. SJ Bancorp and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit SJ Bancorp or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of SJ Bancorp, no suspension or cancellation of any of them is threatened.

     3.1.13 KNOWLEDGE AS TO CONDITIONS. SJ Bancorp knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

     3.1.14 NO MATERIAL ADVERSE EFFECT. Since December 31, 2007, (i) SJ Bancorp and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on SJ Bancorp or any of its Subsidiaries.

     3.1.15 COMPLETENESS OF REPRESENTATIONS. No representation or warranty made by or with respect to SJ Bancorp or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

     3.1.16  ASSET CLASSIFICATION.

             (i) Schedule 3.1.16 sets forth a list, accurate and complete, as of June 30, 2008 except as otherwise expressly noted, and separated by category of classification or criticism ("Asset Classification"), of the aggregate amounts of loans, extensions of credit and other assets of SJ Bancorp and its Subsidiaries that have been criticized or classified by any internal audit conducted by SJ Bancorp, taking into account any assets that have been criticized or classified by any governmental or regulatory authority.

             (ii) Except as shown in Schedule 3.1.16, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as "Other Assets Especially Mentioned," "Substandard," "Doubtful," "Loss" or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by SJ Bancorp or its Subsidiaries before the date of this Agreement.

     3.1.17 LITIGATION. Except as disclosed in Schedule 3.1.17, no material litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against SJ Bancorp or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger, and, to the Knowledge of SJ Bancorp, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

     3.1.18 INSURANCE. SJ Bancorp and each of its Subsidiaries have taken all requisite action (including the making of claims and the giving of notices) under their respective directors' and officers' liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.18 lists all directors' and officers' liability insurance policies and other material insurance policies maintained by SJ Bancorp or its Subsidiaries.

     3.1.19 LABOR MATTERS. Neither SJ Bancorp nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither SJ Bancorp nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving SJ Bancorp or its Subsidiaries is pending or, to SJ Bancorp's Knowledge, threatened. SJ Bancorp has no Knowledge of any activity involving its or SJ Bank's employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

     3.1.20  EMPLOYEE BENEFITS.

             (i) For purposes of this Agreement, "Plan" or "Plans", individually or collectively, means any "employee benefit plan," as defined in Section 3(3) of ERISA, maintained by SJ Bancorp or its Subsidiaries, as the case may be. SJ Bancorp and its Subsidiaries are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

             (ii) Schedule 3.1.20 sets forth a list, as of the Execut ion Date, of (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (b) all other material employee benefit plans that cover employees or former employees of SJ Bancorp and its Subsidiaries (its "Compensation Plans"). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of its Subsidiaries (collectively, "Employees"), including Plans and related amendments, have been made available to GBCI.

             (iii) All of its Plans covering Employees (other than "multi-employer plans" within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each of its Plans that is an "employee pension benefit plan" within the meaning of ERISA Section 3(2) ("Pension Plan") and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which SJ Bancorp may rely, and SJ Bancorp is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or, to SJ Bancorp's Knowledge, threatened. Neither SJ Bancorp nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that could subject it or any of its Subsidiaries to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

             (iv) All material contributions SJ Bancorp or any of its Subsidiaries are or were required to make under the terms of any of its Plans have been timely made or have been reflected in the SJ Bancorp Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an "accumulated funding deficiency" (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither SJ Bancorp nor any of its Subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

             (v) Except as disclosed in the SJ Bancorp Financial Statements or in Schedule 3.1.20, neither SJ Bancorp nor any of its Subsidiaries has any obligations for retiree health and life benefits.

             (vi) No provision of the documents governing any Plan contains restrictions on the rights of SJ Bancorp or its Subsidiaries to amend or terminate any Plan without incurring liability under the Plan other than normal liabilities for benefits.

             (vii) Except as disclosed in the SJ Bancorp Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.20, the Merger will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance or similar compensation under any Compensation Plan.

             (viii) Except as disclosed in Schedule 3.1.20, neither SJ Bancorp nor any of its Subsidiaries maintains an executive supplemental retirement plan or similar arrangement.

     3.1.21 BROKER'S OR FINDER'S FEES. Except for the fees of Sandler O'Neill deemed by SJ Bancorp to be required to obtain a fairness opinion and related advice from Sandler O'Neill to effect the Merger pursuant to a letter agreement that has been disclosed to GBCI, no agent, broker, person or firm acting on behalf of SJ Bancorp or SJ Bank, or under their authority, is or will be entitled to any commission, broker's, finder's or financial advisory fee in connection with the Merger.

3.2 REPRESENTATIONS AND WARRANTIES OF GBCI. Except as disclosed in a schedule to this Agreement, GBCI represents and warrants to SJ Bancorp:

     3.2.1 ORGANIZATION AND GOOD STANDING. GBCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

     3.2.2 CORPORATE AUTHORITY. The execution, delivery and performance by GBCI of this Agreement does not and will not, and the consummation by GBCI of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, either of their articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which either of them is bound or to which either of them is a party (collectively, the "GBCI Contracts"); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (4) any change in the rights or obligations of any party under any of the GBCI Contracts.

     3.2.3   CAPITAL STOCK.

             (i) The authorized capital stock of GBCI consists of 117,187,500 shares of GBCI Common Stock, par value $0.01 per share. A total of 53,985,813 shares of GBCI Common Stock were issued and outstanding as of June 30, 2008, all of which were validly issued and are fully paid and nonassessable. As of June 30, 2008, options to acquire 3,040,993 shares of GBCI Common Stock have been granted and are outstanding.

             (ii) No unissued shares of common stock or any other securities of GBCI are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in GBCI's Reports, and GBCI has not issued and is not obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

     3.2.4   REPORTS AND FINANCIAL STATEMENTS.

             (i) Filing of Reports. Since January 1, 2003, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with
                   (1) the SEC, (2) the Federal Reserve, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

             (ii) Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

             (iii) Financial Statements. Each of GBCI's balance sheets included in the GBCI Financial Statements fairly presents (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders' equity included in the GBCI Financial Statements fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI's reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders' equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

     3.2.5 FINANCING AND SHARES AVAILABLE. GBCI has, and at the Effective Date will have, (i) sufficient cash and cash equivalents on hand to pay the cash component of the Merger Consideration, cash in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

     3.2.6 ABSENCE OF REGULATORY ACTION. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor has it been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

     3.2.7 KNOWLEDGE AS TO CONDITIONS. GBCI knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 cannot be obtained.

     3.2.8 LITIGATION. Except as disclosed in GBCI's Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger.

     3.2.9 TAXES. All tax returns and reports required by law to be filed by GBCI and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon GBCI or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of GBCI and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of GBCI and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

     3.2.10 NO MATERIAL ADVERSE EFFECT. Since December 31, 2007, (i) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI or any of its Subsidiaries.

     3.2.11 COMPLETENESS OF REPRESENTATIONS. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

                                   SECTION 4.
                    CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1 CONDUCT OF SJ BANCORP'S AND SJ BANK'S BUSINESSES PRIOR TO CLOSING. SJ Bancorp covenants that, from the date of this Agreement and prior to
     Closing:

     4.1.1   AVAILABILITY OF BOOKS, RECORDS AND PROPERTIES.

             (i) With prior notice to SJ Bancorp, subject to applicable law, the books, records, properties, contracts and documents of SJ Bancorp and SJ Bank will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. SJ Bancorp will (and will cause SJ Bank to) cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

             (ii) Upon request by GBCI, SJ Bancorp and SJ Bank will request that any third parties involved in the preparation or review of the SJ Bancorp Financial Statements or SJ Bancorp Subsequent Financial Statements disclose to GBCI the work papers or any similar materials related to such financial statements.

     4.1.2 ORDINARY AND USUAL COURSE. Without prior written consent of GBCI, subject to applicable law and except as required by the Colorado Banking Board, the FDIC, or the Federal Reserve (so long as GBCI receives prior written notice of such required action), SJ Bancorp and SJ Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following:

             (i) effect any stock split or other recapitalization with respect to SJ Bancorp Common Stock or the shares of SJ Bank; issue (except for issuances upon exercise of SJ Options), redeem, pledge or encumber in any way any shares of such capital stock; or grant any option for shares of such capital stock;

             (ii) other than in the ordinary course of business, consistent with past practice, or as necessary to pay SJ Bancorp Transaction Fees consistent with this Agreement or as authorized by Section 4.12, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to SJ Bancorp Common Stock;

             (iii) acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets or make any material commitment other than in the ordinary and usual course of business;

             (iv) solicit or accept deposit accounts of a different type from accounts previously accepted by SJ Bank or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

             (v) offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by SJ

                    Bank, or offer or make a new loan or extension of credit in an amount greater than $1 million without prior consultation with GBCI; which consultation will not be unreasonably withheld or delayed and will be deemed provided if GBCI has not responded to SJ Bancorp's request for consultation within three (3) Business Days after GBCI's receipt of a loan package concerning the loan at issue;

             (vi) except for the transfer of the Leased Real Property, cancellation of Leases, foreclosures and satisfaction of obligations as contemplated by Section 4.1.11, acquire an ownership interest or a leasehold interest in any real property, except those disclosed in Schedule 3.1.6, without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to GBCI such evaluation and at least 30 days' advance notice;

             (vii) enter into, renew, or terminate any contracts calling for a payment by any of them of more than $25,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, consistent with past practices, and (2) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

             (viii) enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by any of them of more than $25,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

             (ix) enter into any personal services contract with any person or firm outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, consulting, investment advisory, or tax services entered into to directly facilitate the Merger;

             (x) (A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

             (xi) amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

             (xii) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

             (xiii) implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

             (xiv) other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to GBCI, make any capital expenditures in excess of $25,000 per project or related series of projects or $50,000 in the aggregate;

             (xv) enter into any other material transaction or make any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Merger; or

             (xvi) take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

     4.1.3 CONTINUING REPRESENTATION AND WARRANTY. Neither SJ Bancorp nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty in Section 3.1 to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

     4.1.4 MAINTENANCE OF PROPERTIES. SJ Bancorp and SJ Bank will in all material respects maintain their respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

     4.1.5 PRESERVATION OF BUSINESS ORGANIZATION. Each of SJ Bancorp and SJ Bank will use its commercially-reasonable efforts to:

             (i)    Preserve its respective business organization.

             (ii) Retain the services of management and employees consistent with such program for consolidation of redundant employment positions resulting from the Merger as will be developed in cooperation with GBCI.

             (iii) Preserve the goodwill of suppliers, customers and others with whom SJ Bancorp and SJ Bank have business relations.

     4.1.6 SENIOR MANAGEMENT. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, SJ Bancorp will not, and will cause SJ Bank not to, make any change with respect to present management personnel having the rank of vice-president or higher.

     4.1.7 COMPENSATION. SJ Bancorp will not, and will cause SJ Bank not to, permit any increase in the current or deferred compensation payable or to become payable by SJ Bancorp or SJ Bank to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with SJ Bancorp's and SJ Bank's established policies with respect to the timing and amounts of such increments. Without the prior written approval of GBCI, SJ Bancorp will not, and will cause SJ Bank not to, commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks notice.

     4.1.8 UPDATE OF FINANCIAL STATEMENTS. SJ Bancorp will deliver unaudited balance sheets and related statements of income and shareholders' equity for (i) SJ Bank for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end and (ii) SJ Bancorp on a parent-only basis for each quarter ending after the Execution Date and before Closing or the Termination Date. The Subsequent SJ Bancorp Financial Statements:

             (i) will be prepared from the books and records of SJ Bancorp and its Subsidiaries;

             (ii) will present fairly the financial position and operating results of SJ Bancorp and its Subsidiaries at the times indicated and for the periods covered;

             (iii) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in
                    Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

             (iv) will reflect all liabilities, contingent or otherwise, of SJ Bancorp and its Subsidiaries on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or
                    (2) not significant in amount. All contingent liabilities not recorded on the Subsequent SJ Bancorp Financial Statements will be disclosed in writing to GBCI.

     4.1.9 UPDATE SCHEDULES. From the date of this Agreement until Closing, SJ Bancorp will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of SJ Bancorp or its Subsidiaries to ensure that such Schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of SJ Bancorp's representations or warranties contained in this Agreement.

     4.1.10 ACQUISITION PROPOSAL. SJ Bancorp agrees that neither it nor any of its Subsidiaries will, and SJ Bancorp will direct and use its best efforts to cause its and its Subsidiaries' directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of SJ Bancorp) with respect to an Acquisition Event (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board's counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. SJ Bancorp and its Subsidiaries will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. SJ Bancorp will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10. SJ Bancorp will notify GBCI immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with SJ Bancorp or its Subsidiaries.

     4.1.11 STATUS OF TITLE/LEASEHOLD INTERESTS. SJ Bancorp will use its reasonable best efforts to provide GBCI, no later than 30 days after the Execution Date, title reports for the Real Property issued by title insurance companies reasonably satisfactory to the parties (the "Title Companies"). These title reports must show the current status of title to the Real Property. Within 15 days after the date on which SJ Bancorp delivers all of the title reports to GBCI for its review, GBCI will inform SJ Bancorp in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. SJ Bancorp will, within 10 days of the date on which it receives the written notice of objection from GBCI, inform GBCI if there are any objections that it is unable to remove at or prior to Closing. SJ Bancorp will not, however, be obligated to remove exceptions that are non-monetary exceptions that do not prohibit or materially interfere with the use of the properties as bank branch locations. At Closing, if requested by GBCI, SJ Bancorp will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by GBCI and SJ Bancorp, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Real Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title reports as approved by GBCI.

     4.1.12 DIRECTORS' AND OFFICERS' LIABILITY. Before the Effective Date, SJ Bancorp will notify its directors' and officers' liability insurers of the Merger and of all pending or, to SJ Bancorp's Knowledge, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.4 and known to SJ Bancorp, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

     4.1.13 REVIEW OF LOANS. SJ Bancorp and SJ Bank will permit GBCI to conduct an examination of SJ Bank's loans to determine credit quality and the adequacy of its ALLL. GBCI will have continued access to SJ Bank's loans through Closing to update its examination. At GBCI's reasonable request, SJ Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.16.

     4.1.14  CONDUCT OF GBCI'S BUSINESS BEFORE CLOSING. GBCI will:

             (i) provide SJ Bancorp with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to GBCI;

             (ii) conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

             (iii) maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the GBCI Financial Statements, except for changes in such principles and practices required under GAAP.

4.2  REGISTRATION STATEMENT.

     4.2.1   PREPARATION OF REGISTRATION STATEMENT.

             (i) A Registration Statement on Form S-4 (together with any amendments or supplements, the "Registration Statement") will be filed by GBCI with the SEC under the Securities Act for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement ("Prospectus/Proxy Statement") to be mailed, together with any amendments and supplements thereto, to SJ Bancorp's shareholders.

             (ii) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

             (iii) Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the SJ Bancorp Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and by or on behalf of SJ Bancorp relating to SJ Bancorp, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

             (iv) GBCI will pay all fees and costs associated with the preparation by GBCI's counsel (and other professional advisors) and the filing of the Registration Statement. SJ Bancorp will pay all costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement. SJ Bancorp will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

     4.2.2   SUBMISSION TO SHAREHOLDERS.

             (i) GBCI and SJ Bancorp will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

             (ii) SJ Bancorp will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders' meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the "SJ Bancorp Meeting"). The SJ Bancorp Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to SJ Bancorp's shareholders without objection by applicable governmental authorities. SJ Bancorp's board of directors and officers will recommend approval of the Merger to SJ Bancorp's shareholders.

4.3 SUBMISSION TO REGULATORY AUTHORITIES. Representatives of GBCI will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of counsel, in order to consummate the Merger. GBCI will use its best efforts to file such regulatory applications within 30 days following the date of execution of this Agreement. GBCI will provide copies of such applications for review by SJ Bancorp prior to their submission to the applicable regulatory authorities. These applications are expected to include:

             (i) An application to the Federal Reserve and related filings regarding the Merger.

             (ii) An application to the Colorado Banking Board and related filings regarding the Merger.

             (iii) Filings and coordination with the offices of the Commissioner and Montana Secretary of State with respect to the Merger.

4.4 PUBLIC ANNOUNCEMENTS. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of SJ Bancorp and GBCI.

4.5 CONSENTS. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit GBCI or Holdings and SJ Bancorp to consummate the Merger.

4.6 FURTHER ACTIONS. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Merger promptly.

4.7  NOTICE. The parties will provide each other with prompt written notice of:

             (i) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

             (ii) The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

             (iii) In the case of SJ Bancorp and its Subsidiaries, the acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 3.1.6), as specified in Section 4.1.2.

4.8 CONFIDENTIALITY. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Merger, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Merger.

4.9  AVAILABILITY OF GBCI'S BOOKS, RECORDS AND PROPERTIES.

     (a) GBCI will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to SJ Bancorp and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. GBCI will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of GBCI.

     (b) At SJ Bancorp's request, GBCI will request any third parties involved in the preparation or review of (1) GBCI Financial Statements or (2) any audits of GBCI's operations, loan portfolios or other assets, to disclose to SJ Bancorp the work papers or any similar materials related to these items.

4.10 BLUE SKY FILINGS. GBCI will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or "Blue Sky" permits and approvals.

4.11 TAX TREATMENT. Neither GBCI and its Subsidiaries nor SJ Bancorp and its Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.12 SJ BANCORP CLOSING CAPITAL AND DIVIDEND.

     4.12.1 ALLL Adjustment. Immediately prior to Closing, SJ Bank will add to its ALLL to cause the balance thereof to be $2,050,000 or such greater amount required by GBCI (the "ALLL Adjustment"); provided, however, that any amount in excess of $2,050,000 shall not be taken into account in calculating and shall be excluded for purposes of determining the SJ Bancorp Capital and the SJ Bancorp Closing Capital.

     4.12.2 Determination of SJ Bancorp Closing Capital. No later than the seventh (7th) Business Day before Closing, SJ Bancorp shall calculate in good faith the estimated SJ Bancorp Capital as of the Closing and shall provide GBCI with a copy of the proposed Subsequent SJ Bancorp Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the date of Closing, the impact of any pending adjustments required in the calculation of the SJ Bancorp Capital, and any other documentation requested by GBCI for purposes of confirming the amount of such SJ Bancorp Capital. GBCI shall review such materials and, within two (2) Business Days following receipt thereof, notify SJ Bancorp as to whether GBCI accepts or disputes the amount of the SJ Bancorp Capital. If GBCI disputes such calculation, it shall describe in its notice the specific changes or adjustments that must be made. If GBCI and SJ Bancorp are unable to resolve such dispute through good faith negotiations within three (3) Business Days after delivery of GBCI's notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the "Independent Accountants"). The Independent Accountants shall determine and report in writing to GBCI and SJ Bancorp the resolution of such disputed matters and the effect of such determinations on the calculation of the SJ Bancorp Capital as of Closing, and such determinations shall be final, binding and conclusive unless GBCI and SJ Bancorp mutually agree upon an different amount. The SJ Bancorp Capital as of Closing, as determined and agreed upon in writing by GBCI and SJ Bancorp in accordance with this Section 4.12.2, is the "SJ Bancorp Closing Capital." The fees and disbursements of the Independent Accountants shall be shared equally by GBCI, on the one hand, and SJ Bancorp, on the other hand, and with respect to SJ Bancorp's portion, shall be deducted from the SJ Bancorp Closing Capital.

     4.12.3 Payment of Dividend. To the extent the SJ Bancorp Closing Capital exceeds $11,350,000, SJ Bancorp may, effective immediately prior to the Effective Time, declare and pay a dividend to its shareholders in the amount of such excess.

4.13 BEST EFFORTS. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by December 31, 2008, and in any case as early as possible, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

                                   SECTION 5.
                            APPROVALS AND CONDITIONS

5.1 REQUIRED APPROVALS. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Merger by all appropriate regulatory agencies having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of GBCI, would deprive GBCI of the material economic or business benefits of the Merger.

5.2 CONDITIONS TO OBLIGATIONS OF GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

     5.2.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of SJ Bancorp contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of SJ Bancorp contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). SJ Bancorp will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of SJ Bancorp and dated as of Closing.

     5.2.2 COMPLIANCE. SJ Bancorp will have performed and complied, and will have caused SJ Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. SJ Bancorp will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of SJ Bancorp and dated as of Closing.

     5.2.3 EFFECTIVENESS OF EMPLOYMENT AGREEMENT. The respective employment agreements referenced in Recital E to which Arthur C. Chase Jr. and John Stolfa are parties shall be in effect as of the Effective Date.

     5.2.4 CLOSING CAPITAL AND FINANCIAL STATEMENTS. SJ Bancorp will have delivered to GBCI the financial information set forth in Section 4.12.2, and the parties will have agreed upon the amount of SJ Bancorp Closing Capital pursuant to the terms of Section 4.12.2.

     5.2.5 NO MATERIAL ADVERSE EFFECT. Since December 31, 2007, and since the date of this Agreement, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to SJ Bancorp or SJ Bank.

     5.2.6 FINANCIAL CONDITION. The following will be true and the certificate of SJ Bancorp referred to in Section 5.2.2 will so state:

             (i) In the opinion of the Executive Officers of SJ Bancorp and SJ Bank, SJ Bank's ALLL, as adjusted for the ALLL Adjustment, is adequate to absorb SJ Bank's anticipated loan losses.

             (ii) The SJ Bancorp Closing Capital will not be less than $11.2 million.

             (iii) The aggregate deposits of SJ Bank, excluding (a) certificates of deposit (or equivalents) of $100,000 or more and (b) brokered deposits, will not be less than $90 million at Closing.

     5.2.7 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

     5.2.8 OPINION OF COUNSEL. Counsel to SJ Bancorp will have delivered to GBCI a legal opinion in form and substance reasonably acceptable to SJ Bancorp and GBCI.

     5.2.9 REAL PROPERTY MATTERS. GBCI will have received the irrevocable commitments by the Title Companies to issue the policies required under Section 4.1.11.

     5.2.10 CORPORATE AND SHAREHOLDER ACTION. Each of the following will have approved the Merger:

             (i)    The Boards of Directors of SJ Bancorp; and

             (ii)   The shareholders of SJ Bancorp.

     5.2.11 RESIGNATION OF DIRECTORS. The directors of SJ Bancorp will have tendered their written resignations from the Board of Directors, to be effective upon consummation of the Merger.

     5.2.12 TAX OPINION. GBCI will have, at GBCI's expense, obtained from Graham & Dunn PC and delivered to SJ Bancorp, an opinion addressed to SJ Bancorp and GBCI (subject to reasonable limitations, conditions and assumptions) substantially to the effect that:

             (i) The Merger will qualify as a reorganization within the meaning of IRC Section 368(a)(1)(A).

             (ii) A holder of SJ Bancorp Common Stock who receives both GBCI common stock and cash consideration in exchange for his, her or its shares of SJ Bancorp Common Stock will recognize gain, but not loss, in an amount equal to the lesser of (i) the excess of the sum of the fair market value of GBCI common stock and cash (excluding any cash received in lieu of fractional shares) received by the holder in the exchange over the holder's tax basis in the SJ Bancorp Common Stock surrendered in the exchange, and (ii) the amount of cash (excluding any cash received in lieu of fractional shares) received by the holder in the exchange. Any gain recognized by a holder who owns his, her or its shares of SJ Bancorp Common Stock as a capital asset will be treated as capital gain if the exchange is, with respect to the holder, either "substantially disproportionate" or "not essentially equivalent to a dividend," each within the meaning of IRC
                    Section 302(b). The gain will be long-term capital gain if the shares of SJ Bancorp Common Stock were held for more than one year.

                    The exchange will be "substantially disproportionate" with respect to a holder of SJ Bancorp Common Stock if, immediately after the Merger, the holder owns, actually and constructively, less than 50% of the total combined voting power of all classes of GBCI stock entitled to vote and less than 80% of the percentage of GBCI common stock actually and constructively owned by the holder immediately before the Merger. For purposes of the foregoing determination, the holder is treated as if (i) all its shares of SJ Bancorp Common Stock were first exchanged in the Merger for shares of GBCI common stock, and (ii) a portion of those shares of GBCI common stock were then redeemed for the cash actually received in the Merger ("hypothetical exchange and redemption").

                    Whether the exchange will be "not essentially equivalent to a dividend" with respect to a holder of SJ Bancorp Common Stock will depend upon the holder's particular facts and circumstances. At minimum, however, there must be a "meaningful reduction" in the holder's actual and constructive percentage ownership of GBCI Shares as a result of the hypothetical exchange and redemption. The Internal Revenue Service has ruled that a reduction in the stock ownership of a minority shareholder who owns a small number of shares in a publicly held corporation, and who exercises no control over the affairs of the corporation, will be treated as a meaningful reduction.

             (iii) The aggregate tax basis of GBCI common stock received by a holder of SJ Bancorp Common Stock in the Merger (before reduction by the basis in any fractional share that the holder is deemed to receive and exchange for cash) will be equal to the aggregate tax basis of the holder in the shares of SJ Bancorp Common Stock surrendered in the Merger, increased by the amount of any taxable gain recognized by the holder (other than gain recognized as a result of cash received in lieu of a fractional share), and decreased by the amount of any cash received in the Merger (other than cash received in lieu of a fractional share).

             (iv) The holding period of GBCI common stock received by a holder of SJ Bancorp Common Stock in the Merger will include the period during which the shares of SJ Bancorp Common Stock surrendered in the exchange were held as a capital asset as of the date of the Merger.

             (v) If a holder of SJ Bancorp Common Stock receives cash in lieu of a fractional share interest in such common stock in the Merger, the holder will be treated as having received a fractional share of GBCI common stock and having immediately exchanged that fractional share for cash in a taxable redemption by GBCI.

     5.2.13 FAIRNESS OPINION. SJ Bancorp will have received from Sandler O'Neill an updated fairness opinion, dated on or about the date on which the Prospectus/Proxy Statement is distributed to SJ Bancorp's shareholders, to the effect that the Merger Consideration to be received by SJ Bancorp shareholders is fair to such shareholders from a financial point of view.

     5.2.14 REGISTRATION STATEMENT. The Registration Statement, as it may have been amended, required in connection with the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remains in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

     5.2.15 NO CHANGE IN LOAN REVIEW. SJ Bancorp will have provided to GBCI the reports reasonably requested by GBCI under Section 4.1.13, and neither these reports nor any examinations conducted by GBCI under
             Section 4.1.13 will have revealed a change in either: (i) the information set forth in Schedule 3.1.16 or (ii) information revealed during GBCI's previous examinations of SJ Bank's loans, in either case which change constitutes a Material Adverse Effect.

5.3 CONDITIONS TO OBLIGATIONS OF SJ BANCORP. All obligations of SJ Bancorp pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

     5.3.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of GBCI contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing, and the representations and warranties of GBCI contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI will have delivered to SJ Bancorp a certificate to that effect, executed by a duly authorized officer of GBCI and dated as of Closing.

     5.3.2 COMPLIANCE. GBCI will have performed and complied with all terms, covenants and conditions of this Agreement on or before Closing. GBCI will have delivered to SJ Bancorp a certificate to that effect, executed by a duly authorized officer of GBCI and dated as of Closing.

     5.3.3 NO GOVERNMENTAL PROCEEDINGS. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

     5.3.4 NO MATERIAL ADVERSE EFFECT. Since December 31, 2007, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI.

     5.3.5 TAX OPINION. The tax opinion specified in Section 5.2.12 will have been delivered to SJ Bancorp in form and substance reasonably acceptable to SJ Bancorp and its advisors.

     5.3.6 CORPORATE ACTION. The Board of Directors of GBCI will have approved the Merger:

     5.3.7 REGISTRATION STATEMENT. The Registration Statement will have become effective as specified in Section 5.2.14.

     5.3.8 BLUE SKY FILINGS. GBCI will have received the state securities laws or "Blue Sky" permits and approvals specified in Section 4.10.

     5.3.9 PAYMENTS TO THE EXCHANGE AGENT. GBCI will have deposited the Merger Consideration with the Exchange Agent.

     5.3.10 APPROVAL OF SJ BANCORP SHAREHOLDERS. The shareholders of SJ Bancorp will have approved the Merger by at least a two-thirds majority of all outstanding shares of SJ Bancorp as required by the Articles of Incorporation of SJ Bancorp.

     5.3.11 FAIRNESS OPINION. SJ Bancorp will have received from Sandler O'Neill an updated fairness opinion, dated on or about the date on which the Prospectus/Proxy Statement is distributed to SJ Bancorp's shareholders, to the effect that the Merger Consideration to be received by SJ Bancorp shareholders is fair to such shareholders from a financial point of view.

     5.3.12 CLOSING CAPITAL AND FINANCIAL CONDITION. The parties will have agreed upon the amount of SJ Bancorp Closing Capital pursuant to the terms of Section 4.12.1, and the SJ Bancorp Closing Capital will not be less than $11.2 million.

                                   SECTION 6.
                        DIRECTORS, OFFICERS AND EMPLOYEES

6.1 DIRECTOR AND SHAREHOLDER AGREEMENTS. As a condition to the execution of this Agreement, the directors described in Recital F have entered into the written agreements described in Recital F on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.2 OFFICER'S EMPLOYMENT CONTRACT. As a condition to the execution of this Agreement, the employment agreements described in Recital E have been executed on or before the Execution Date. Such agreements will take effect at the Effective Date unless otherwise noted in the applicable agreement.

6.3  EMPLOYEE BENEFIT ISSUES.

     6.3.1 COMPARABILITY OF BENEFITS. GBCI intends that its current personnel policies will apply to any current employees of SJ Bancorp and SJ Bank who are retained after Closing. Such retained employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI in accordance with and subject to the terms of such plans.

     6.3.2 TREATMENT OF PAST SERVICE. For purposes of such participation, current employees' prior service with SJ Bancorp and/or SJ Bank will constitute prior service with GBCI for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the GBCI Severance Plan for Employees in effect at the time of any termination).

     6.3.3 NO CONTRACT CREATED. Nothing in this Agreement will give any employee a right to continuing employment.

6.4  INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS. For a period of four
     (4) years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of SJ Bancorp and SJ Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys' fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Date, including, without limitation, the Merger contemplated by this Agreement, to the fullest extent that SJ Bancorp and/or SJ Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect at the date of this Agreement. Any determination required to be made with respect to whether an officer's or director's conduct complies with the standard set forth under SJ Bancorp's or SJ Bank's articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of four
     (4) years after the Effective Date, GBCI will use reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Date.

                                   SECTION 7.
             TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 TERMINATION BY REASON OF LAPSE OF TIME. If Closing does not occur on or before the Termination Date, either GBCI or SJ Bancorp may terminate this Agreement and the Merger if both of the following conditions are satisfied:

     (a) the terminating party's board of directors decides to terminate by a majority vote of all of its members; and

     (b) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2 OTHER GROUNDS FOR TERMINATION. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by SJ Bancorp's shareholders, unless otherwise provided) as follows:

     7.2.1 MUTUAL CONSENT. By mutual consent of SJ Bancorp and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

     7.2.2 NO REGULATORY APPROVALS. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have fifteen
             (15) Business Days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.2.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to Section 7.1 during such period of time.

     7.2.3 BREACH OF REPRESENTATION. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.2.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by SJ Bancorp) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI). In the event of termination pursuant to this Section 7.2.3, the terminating party will be entitled to receive from the other party the Termination Fee.

     7.2.4 BREACH OF COVENANT. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this
             Section 7.2.4, the terminating party will be entitled to receive from the other party the Termination Fee; provided, however, that GBCI will not be entitled to collect the Termination Fee in the event of a breach of Section 4.1.11 caused by SJ Bancorp's inability (after good faith effort) to remove exceptions to title as provided for in that section.

     7.2.5 FAILURE TO RECOMMEND OR OBTAIN SHAREHOLDER APPROVAL. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) SJ Bancorp's Board of Directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) regardless of whether SJ Bancorp's Board of Directors recommends to its shareholders the approval of the Merger, SJ Bancorp's shareholders elect not to approve the Merger.

     7.2.6 IMPRACTICABILITY. By either GBCI or SJ Bancorp, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.2.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of actions taken by the federal government or the governments of the States of Montana or Colorado to restrain or invalidate the Merger or this Agreement.

     7.2.7 DISSENTING SHARES. By GBCI, if holders of 10% or more of the outstanding shares of SJ Bancorp Common Stock are Proposed Dissenting Shares.

     7.2.8 SUPERIOR PROPOSAL - TERMINATION BY SJ BANCORP. By the board of directors of SJ Bancorp upon written notice to GBCI if such board of directors has in good faith determined that a Takeover Proposal constitutes a Superior Proposal; provided, however, that SJ Bancorp may not terminate this Agreement pursuant to this Section 7.2.8 unless (i) it has not breached Section 4.1.10, (ii) subsequent to delivering such notice of termination, it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided GBCI at least five (5) days' prior written notice advising GBCI that the board of directors of SJ Bancorp is prepared to accept a Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable SJ Bancorp's board of directors to proceed with the Merger, and
             (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to GBCI the Break-Up Fee.

     7.2.9 SUPERIOR PROPOSAL - TERMINATION BY GBCI. By GBCI upon written notice to SJ Bancorp if (i) an Acquisition Event will have occurred or (ii) a third party will have made a proposal to SJ Bancorp or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event, and this Agreement and the Merger are not approved at the SJ Bancorp Meeting.

7.3 TERMINATION FEE PAYABLE BY SJ BANCORP. Due to expenses, direct and indirect, incurred by GBCI in negotiating and executing this Agreement and in taking steps to effect the Merger, SJ Bancorp will pay to GBCI $200,000 (the "Termination Fee") if GBCI terminates this Agreement pursuant to Sections 7.2.3 (breach of representation) or 7.2.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.3, it will be payable on GBCI's demand and must be paid by SJ Bancorp within three Business Days following the date of GBCI's demand.

7.4 TERMINATION FEE PAYABLE BY GBCI. Due to expenses, direct and indirect, incurred by SJ Bancorp in negotiating and executing this Agreement and in taking steps to effect the Merger, GBCI will pay to SJ Bancorp the Termination Fee if SJ Bancorp terminates this Agreement pursuant to Sections 7.2.3 (breach of representation) or 7.2.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.4, it will be payable on SJ Bancorp's demand and must be paid by GBCI within three Business Days following the date of SJ Bancorp's demand.

7.5 BREAK-UP FEE. If this Agreement is terminated pursuant to Section 7.2.5(a) (Failure to Recommend), Section 7.2.8 (Superior Proposal - Termination by SJ Bancorp), or Section 7.2.9(i) (Superior Proposal - Termination by GBCI - Immediate Acquisition Event), then SJ Bancorp will immediately pay to GBCI $1,000,000 (the "Break-Up Fee"). If this Agreement is terminated pursuant to Section 7.2.9(ii) (Superior Proposal - Termination by GBCI -Subsequent Acquisition Event) and prior to or within six months after such termination, SJ Bancorp or SJ Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within twelve months after such termination an Acquisition Event will have occurred, then SJ Bancorp will promptly pay to GBCI the Break-Up Fee.

7.6 COST ALLOCATION UPON TERMINATION. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.3 and 7.4, GBCI and SJ Bancorp will each pay its own out-of-pocket costs incurred in connection with this Agreement and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

                                   SECTION 8.
                                  MISCELLANEOUS

8.1 NOTICES. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

          GBCI:             Glacier Bancorp, Inc.
                            49 Commons Loop
                            Kalispell, Montana 59901
                            Attn: Michael J. Blodnick
                                  President and CEO
          with a copy to:   Graham & Dunn PC
                            Pier 70
                            2801 Alaskan Way Suite 300
                            Seattle, Washington 98121-1128
                            Attn: Stephen M. Klein, Esq.
                                  Kumi Y. Baruffi, Esq.

          SJ Bancorp:       Bank of the San Juans Bancorporation
                            144 E. 8th Street
                            Durango, Colorado 81301
                            Attn: Arthur C. Chase Jr.
                                  President and CEO; and
                                  Thomas Melchior
                                  Chairman

          with a copy to:   Rothgerber Johnson & Lyons L.L.P.
                            1200 Seventeenth Street, Suite 3000
                            Denver, Colorado 80202
                            Attn: Kevin M. Kelly, Esq.
                                  Tennyson W. Grebenar, Esq.

     or to such other address or person as any party may designate by written notice to the other given under this Section.

8.2 WAIVERS AND EXTENSIONS. Subject to Section 9, GBCI or SJ Bancorp may grant waivers or extensions to the other party, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

     (a) any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

     (b)  compliance with any of the covenants of any other party; and

     (c) any other party's performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3 CONSTRUCTION AND EXECUTION IN COUNTERPARTS. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the Parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the Parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections and Schedules of and to this Agreement unless expressly stated otherwise.

8.4 SURVIVAL OF REPRESENTATIONS, WARRANTIES, AND COVENANTS. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive Closing or termination of this Agreement, except that (1) Section 4.8 (Confidentiality), Sections 7.3 and
     7.4 (Termination-Related Fees), Section 7.7 (Break-Up Fee), Section 7.6 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (2) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including Section 6.3 (Employee Benefit Issues) and Section 6.4 (Indemnification), will survive Closing. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive Closing, and neither GBCI nor SJ Bancorp shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 ATTORNEYS' FEES AND COSTS. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys' fees.

8.6 ARBITRATION. At either party's request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association's rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator's decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator's decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys' fees. Any arbitration or related proceedings will take place in the City and County of Denver, Colorado.

8.7 GOVERNING LAW AND VENUE. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in federal court in the City and County of Denver, Colorado. Each party consents to and submits to the jurisdiction of any such federal court.

8.8 SEVERABILITY. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9 NO ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement

     (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

                                   SECTION 9.
                                   AMENDMENTS

     Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the SJ Bancorp Meeting; provided, however, that after approval by SJ Bancorp's shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of SJ Bancorp without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

                            [signatures on next page]

This Plan and Agreement of Merger is dated as of the 19th day of August, 2008.

                                        GLACIER BANCORP, INC.


                                        By: /s/ Michael J. Blodnick
                                            ------------------------------------
                                            Michael J. Blodnick, President
                                            and CEO


                                        BANK OF THE SAN JUANS BANCORPORATION


                                        By: /s/ Arthur C. Chase Jr.
                                            ------------------------------------
                                            Arthur C. Chase Jr., President
                                            and CEO

STATE OF COLORADO    )
                     ) ss.
COUNTY OF LA PLATA   )

     On this 19th day of August, 2008, before me personally appeared Michael J. Blodnick, to me known to be the President and CEO of GLACIER BANCORP, INC., a corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

     IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.


                                        /s/ John N. Stolfa
                                        ----------------------------------------
                                        NOTARY PUBLIC in and for the State of
                                        Colorado, residing at 144 E. 8th St.,
                                        Durango, CO 81301
                                        My Commission expires: 6-14-2009

STATE OF COLORADO    )
                     ) ss.
COUNTY OF LA PLATA   )

     On this 19th day of August, 2008, before me personally appeared Arthur C. Chase Jr., to me known to be the President and CEO of BANK OF THE SAN JUANS BANCORPORATION, a corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

     IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.


                                        /s/ John N. Stolfa
                                        ----------------------------------------
                                        NOTARY PUBLIC in and for the State of
                                        Colorado, residing at 144 E. 8th St.,
                                        Durango, CO 81301
                                        My Commission expires: 6-14-2009

                                                                      APPENDIX B

                         COLORADO BUSINESS CORPORATIONS
                         ARTICLE 113. DISSENTERS' RIGHTS

                  PART 1. RIGHT OF DISSENT--PAYMENT FOR SHARES

Section 7-113-101. DEFINITIONS

For purposes of this article:

(1) "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

(3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

(4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

(5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

(6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

(7) "Shareholder" means either a record shareholder or a beneficial shareholder.

Section 7-113-102. RIGHT TO DISSENT

(1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party if:

(I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

(II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

(c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(1); and

(d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102(2).

(e) Consummation of a conversion in which the corporation is the converting entity as provided in section 7-90-206(2).

(1.3) A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, [FN1] or on the national market system of the national association of securities dealers automated quotation system, or were held of record by more than two thousand shareholders, at the time of:

(a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

(b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

(c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(1.8) The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

(a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

(b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the national association of securities dealers automated quotation system, or will be held of record by more than two thousand shareholders;

(c) Cash in lieu of fractional shares; or

(d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

(2) Deleted by Laws 1996, H.B.96-1285, Section 30, eff. June 1, 1996.

(2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

(3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

(4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     [FN1] 15 U.S.C.A. Section 78a et seq.

Section 7-113-103. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

(a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

(b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

(3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

              PART 2. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

Section 7-113-201. NOTICE OF DISSENTERS' RIGHTS

(1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(1).

(2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107- 104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(2).

Section 7-113-202. NOTICE OF INTENT TO DEMAND PAYMENT

(1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

(a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

(b) Not vote the shares in favor of the proposed corporate action.

(2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2), a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

Section 7-113-203. DISSENTERS' NOTICE

(1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

(2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

(a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

(b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

(c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

(e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

(f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

(g) Be accompanied by a copy of this article.

Section 7-113-204. PROCEDURE TO DEMAND PAYMENT

(1) A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

(a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

(b) Deposit the shareholder's certificates for certificated shares.

(2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

(3) Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

(4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

Section 7-113-205. UNCERTIFICATED SHARES

(1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

(2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

Section 7-113-206. PAYMENT

(1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7- 113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

(2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

(a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

(b) A statement of the corporation's estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter's right to demand payment under section 7-113-209; and

(e) A copy of this article.

Section 7-113-207. FAILURE TO TAKE ACTION

(1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

Section 7-113-208. SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION

(1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

(2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

Section 7-113-209. PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR OFFER

(1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

(a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

(b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

(c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

(2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection
(1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

                      PART 3. JUDICIAL APPRAISAL OF SHARES

Section 7-113-301. COURT ACTION

(1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

(2) The corporation shall commence the proceeding described in subsection (1) of this section in the district court for the county in this state in which the street address of the corporation's principal office is located, or, if the corporation has no principal office in this state, in the district court for the county in which the street address of its registered agent is located, or, if the corporation has no registered agent, in the district court for the city and county of Denver. If the corporation is a foreign corporation without a registered agent, it shall commence the proceeding in the county in which the domestic corporation merged into, or whose shares were acquired by, the foreign corporation would have commenced the action if that corporation were subject to the first sentence of this subsection (2).

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

Section 7-113-302. COURT COSTS AND COUNSEL FEES

(1) The court in an appraisal proceeding commenced under section 7- 113- 301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with part 2 of this article; or

(b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted

                                                                      APPENDIX C

September 26, 2008

Board of Directors
Bank of the San Juans Bancorporation
144 East Eight Street
Durango, CO 81301

Ladies and Gentlemen:

     Bank of the San Juans Bancorporation ("SJ") and Glacier Bancorp, Inc. ("Glacier") have entered into a Plan and Agreement of Merger, dated as of August 19, 2008 (the "Agreement"), pursuant to which SJ will merge with and into Glacier with Glacier as the surviving entity (the "Merger"). Pursuant to the Agreement, each share of SJ common stock, par value $5.00 per share, issued and outstanding immediately prior to the Merger (the "SJ Common Stock") will be converted into the right to receive (i) the Per Share Cash Consideration and
(ii) the Per Share Stock Consideration. The Per Share Cash Consideration means $9,000,000 less the amount of any Closing Capital Differential, dividend by the number of shares of SJ Common Stock outstanding on the Effective Date. The Closing Capital Differential means to the extent the SJ Closing Capital is less than $11,350,000, the difference between such SJ Closing Capital and $11,350,000. The Per Share Stock Consideration means the number of shares of Glacier common stock determined by dividing 640,000 by the number of shares of SJ Common Stock outstanding on the Effective Date. Capitalized terms used herein without definition shall have the meanings given to such term in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger to the holders of SJ Common Stock.

     Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of SJ that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Glacier that we deemed relevant; (iv) internal financial projections for SJ for the year ending December 31, 2008 and growth and performance estimates for SJ for the years ending December 31, 2009, 2010, 2011 and 2012 as provided by and reviewed with management of SJ; (v) publicly available consensus earnings estimates for Glacier for the years ending December 31, 2008 and 2009 and a long-term growth rate provided by senior of management of Glacier for the years thereafter; (vi) the pro forma financial impact of the Merger on Glacier, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of SJ and Glacier; (vii) the publicly reported historical price and trading activity for Glacier's common stock, including a comparison of certain financial and stock market information for Glacier with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of SJ the business, financial condition, results of operations and prospects of SJ, including certain operating, liquidity, regulatory and other financial matters and held similar discussions with certain members of senior management of Glacier regarding the business, financial condition, results of operations and prospects of Glacier.

     In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by SJ and Glacier or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of SJ and Glacier that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of SJ, Glacier or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of SJ and Glacier nor have we reviewed any individual credit files relating to SJ and Glacier. We have assumed, with your consent, that the respective allowances for loan losses for both SJ and Glacier are adequate to cover such losses and will be adequate on an as adjusted pro forma basis for the combined entity.

     With respect to the internal projections and estimates for SJ and the publicly available earnings and growth estimates for Glacier and the projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of SJ and Glacier and used by Sandler O'Neill in its analyses, SJ's and Glacier's management confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of SJ and Glacier and we assumed that such performances would be achieved. We express no opinion as to such financial projections and estimates or the assumptions on which they are based. We have also assumed that there has been no material change in SJ's and Glacier's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that SJ and Glacier will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants required to be performed by such party under the Agreement, that the conditions precedent in the Agreement are not waived. Finally, with your consent, we have relied upon the advice SJ has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of SJ's and Glacier's common stock will be when shares of Glacier's common stock will be issued to SJ's shareholders pursuant to the Agreement or the prices at which SJ's and Glacier's common stock may trade at any time.

     We have acted as SJ's financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. As you know, we have provided investment banking services to SJ and have been compensated for those services. We will also receive a fee for rendering this opinion. SJ has also agreed to indemnify us against certain liabilities arising out of our engagement.

     In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to SJ and Glacier and their respective affiliates. We may also actively trade the equity or debt securities of Glacier or its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of SJ in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of SJ as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger to holders of SJ Common Stock and does not address the underlying business decision of SJ to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for SJ or the effect of any other transaction in which SJ might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by SJ's officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the company. This opinion was approved by Sandler O'Neill's fairness opinion committee.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received in the Merger is fair to the holders of SJ's Common Stock from a financial point of view.

                                        Very truly yours,


                                        /s/ Sandler O'Neill & Partners, L.P.
                                        ----------------------------------------
                                        Sandler O'Neill & Partners, L.P.